2/13

06012217

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Thunder Energy Trust

*CURRENT ADDRESS Suite 400, 321-6th Avenue SW
Calgary, Alberta
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 06 2006
THOMSON
FINANCIAL

FILE NO. 82- 34957 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: [illegible]

DAT : 4/4/06

Thunder Energy Trust
("the "Trust")

List Furnished Pursuant to Subdivision (ii) of Subparagraph (b)(1) of Rule 12g3-2 under the Securities Exchange Act of 1934 identifying Information (as of December 31, 2005) Referred to in Subdivision (i) of such Subparagraph

REFERENCES

"TSX" - The Toronto Stock Exchange.

"Commissions" - One or more of the provincial securities commissions or other relevant regulatory authorities (collectively, the "Commissions") of each of the provinces of Canada and made public by such Commissions.

DOCUMENTS REQUIRED TO BE FILED

Information	Required By and/or Filed With	When
Annual Report (if any), Audited Annual Financial Statements, accompanying Auditor's Report and accompanying MD&A	Commissions Exchange (Annual Filing)	Filed within 90 days of the end of the Trust's fiscal year and mailed to registered unitholders and beneficial unitholders that have so requested. (National Instrument 51-102 – Part 4 and Part 5; TSX Company Manual ss. 437-432)
Certification of Annual Filings	Commissions (Annual Filing)	Filed by the CEO and CFO concurrently with the annual financial statements. (Multilateral Instrument 52-109 – Part 2)

Information	Required By and/or Filed With	When
Interim Financial Statements and accompanying MD&A	Commissions Exchange (Quarterly Filing)	Filed within 45 days of the end of the Trust's 3-month, 6-month and 9-month fiscal period and mailed to registered unitholders and beneficial unitholders that have so requested. (National Instrument 51-102 – Part 4 and Part 5; TSX Company Manual s. 443)
Certification of Interim Filings	Commissions (Quarterly Filing)	Filed by the CEO and CFO concurrently with the interim financial statements. (Multilateral Instrument 52-109 – Part 3)
Annual Information Form	Commissions (Annual Filing)	Filed within 90 days from the end of the Trust's financial year. (National Instrument 51-102 – Part 6)
Notice of Meeting and Record Date	Commissions Exchange (Filing as Required)	Filed at least 25 days prior to the record date of any unitholders' meeting. (National Instrument 54-101 – s. 2.1; TSX Company Manual s. 455).
Form of Proxy and Information Circular	Commissions Exchange (Filing as Utilized)	Mailed to registered and beneficial unitholders concurrently with giving notice of any unitholders' meeting and filed promptly (National Instrument 51-102 – Part 9; TSX Company Manual ss. 455-463).
Report of Voting Results	Commissions (Filing as Required)	Filed promptly following any unitholders' meeting. (National Instrument 54-101 – s. 11.3)
News Release	Commissions (Filing as Required)	Required to be issued immediately upon the occurrence of a material change and may be issued for such other purposes as deemed necessary by the Trust. Filed concurrently with release. (National Instrument 51-102 – Section 7.1)

Information	Required By and/or Filed With	When
Material Change Report	Commissions (Filing as Required)	Filed as soon as practicable, and in any event within 10 days, following the occurrence of a material change. (National Instrument 51-102 – Section 7.1)
Business Acquisition Report	Commissions (Filing as Required)	Filed within 75 days following a significant acquisition. (National Instrument 51-102 – Part 8)
Documents Affecting the Rights of Securityholders	Commissions (Filing as Required)	Filed no later than the time of filing of a material change report if the making of the document constitutes a material change or filed no later than the time of filing of the annual information form in all other cases. (National Instrument 51-102 – Part 12)
Material Documents	Commissions (Filing as Required)	Filed no later than the time of filing of a material change report if the making of the document constitutes a material change or filed no later than the time of filing of the annual information form in all other cases. (National Instrument 51-102 – Part 12)
Notice of Change of Corporate Structure	Commissions (Filing as Required)	Filed as soon as practicable, and in any event prior to the first filing required under National Instrument 51-102, following any transaction resulting in the creation of a new reporting issuer, in the change of the name of a reporting issuer or the change of a reporting issuer's financial year-end. (National Instrument 51-102 – s. 4.9)
Short Form Prospectus and related consents	Commissions (Filing as Utilized)	Filed prior to distribution to the public of securities. (National Instrument 44-101)

Take-Over Bid Circular	Commissions (Filing as Utilized)	Mailed to shareholders of the offeree issuer and filed concurrently. (Alberta Securities Act – Part 14; Ontario Securities Act – Part 20; other provinces – various provisions)
Information	**Required By and/or Filed With**	**When**
Issuer Bid Circular	Commissions (Filing as Required)	Mailed to shareholders of the issuer and filed concurrently. (Alberta Securities Act – Part 14; Ontario Securities Act – Part 20; other provinces – various provisions)

INDEX
DOCUMENTS FILED BY THUNDER ENERGY TRUST ON SEDAR

1. Press Release, filed January 30, 2006
2. Press Release, filed January 30, 2006
3. Press Release, filed January 19, 2006
4. Press Release, filed January 19, 2006
5. Press Release, filed December 15, 2005
6. Press Release, filed December 14, 2005
7. Press Release, filed December 13, 2005
8. Code of Business Conduct and Ethics, filed December 9, 2005
9. Press Release, filed November 22, 2005
10. Press Release, filed November 22, 2005
11. Press Release, filed November 15, 2005
12. Press Release, filed November 15, 2005
13. Form 52-109FT1 - Certification of Interim Filings - CEO, filed November 14, 2005
14. Form 52-109FT1 - Certification of Interim Filings - CFO, filed November 14, 2005
15. MD&A, filed November 14, 2005
16. Interim Financial Statements, filed November 14, 2005
17. Press Release, filed November 10, 2005
18. Interim Financial Statements, filed November 9, 2005
19. Press Release, filed October 18, 2005
20. Press Release, filed October 18, 2005
21. Press Release, filed October 13, 2005
22. Press release, filed September 16, 2005
23. Press release, filed September 16, 2005
24. Press release, filed September 13, 2005
25. Administration Agreement, filed September 7, 2005
26. Restricted Unit Bonus Plan, filed September 7, 2005
27. Amended and Restated Trust Indenture, filed September 7, 2005
28. Support Agreement, filed September 7, 2005

29. Voting and Exchange Trust Agreement, filed September 7, 2005
30. Press Release, filed August 17, 2005
31. Press Release, filed August 16, 2005
32. Interim financial statements, filed August 15, 2005
33. MD&A, filed August 15, 2005
34. Form 52-109FT1 - Certification of Interim Filings - CEO, filed August 15, 2005
35. Form 52-109FT1 - Certification of Interim Filings - CFO, filed August 15, 2005
36. Notice of Change of Corporate Structure, filed August 2, 2005
37. Renewal Annual Information Form, filed July 25, 2005
38. Press Release, filed July 14, 2005

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Energy Trust Releases 2005 U.S. Income Tax Reporting information

Calgary, Alberta, January 30, 2006 - Thunder Energy Trust (TSX: THY.UN) today announced information necessary for 2005 United States ("U.S.") tax reporting. We believe for U.S. federal income tax purposes, that the units of Thunder should be classified as equity in a corporation, rather than as debt, and that dividends paid to its individual U.S. unitholders should be qualified dividends. As such, the portion of the distributions made during 2005 that are considered dividends should qualify for the reduced rate of tax applicable to certain capital gains.

The portion of the trust distributions that is considered a dividend for U.S. income tax purposes is determined based upon Thunder's current and accumulated earnings & profits ("E&P") as determined in accordance with U.S. income tax principles.

With respect to cash distributions paid in 2005 to U.S. individual unitholders, three percent should be reported as a non-taxable return of capital (to the extent of the unitholder's U.S. tax basis in the units) and 97 percent should be reported as qualified dividends.

Thunder is not required to issue Form 1099 DIV's; however, U.S. unitholders may have received a Form 1099 DIV from a broker or intermediary that may not be correct. As a result of this, U.S. unitholders should consult their brokers and tax advisors to ensure that this information is accurately reflected on their tax returns. Brokers and/or intermediaries may or may not issue amended Form 1099 DIVs. As a result, incorrect information may be reported to the Internal Revenue Service.

Canadian resident taxpayers should note that the above information has no impact on the Canadian tax information, which will be disclosed separately.

2005 U.S. Income Tax Reporting for Beneficial Shareholders

The following information is being provided to assist individual U.S. unitholders of Thunder who hold their units through a broker or other intermediary in reporting dividends received from Thunder on their IRS Form 1040 - U.S. Individual Income Tax Return for the calendar year 2005.

Trust Units Held Within a Qualified Retirement Plan

No amounts are required to be reported on an IRS Form 1040 - U.S. Individual Income Tax Return where Thunder trust units are held within a qualified retirement plan.

Trust Units Held Outside of a Qualified Retirement Plan

U.S. individual unitholders who hold their Thunder trust units through a stockbroker or other intermediary should receive tax-reporting information from their stockbroker or intermediary and may need to use the information provided on the attached schedule for a division of the cash distributions between taxable dividend and non-taxable return of capital. We expect that the stockbroker will issue

a Form 1099 - DIV "Dividends and Distributions" or a substitute form developed by the stockbroker or other intermediary. The deadline for mailing a Form 1099 - DIV is January 31, 2006.

The amount included on Line 1b of the Form 1099 - DIV represents dividends that could be eligible for the qualified dividend tax rate. Thunder dividends are "Qualified Dividends" and therefore should be reported on Line 9b of the U.S. federal income tax return unless the fact situation of the U.S. individual unitholders determines otherwise. Commentary on page 23 of the IRS 2005 1040 Instruction Booklet with respect to "Qualified Dividends" provides examples of individual situation where the dividends would not be "Qualified Dividends". Where, due to individual situations, the dividends are not "Qualified Dividends", the amount should be reported on Schedule B - Part II - Ordinary Dividends, Line 9a of your U.S. federal income tax return.

The amount included in Line 3 of the Form 1099 - DIV is generally non-taxable. This amount is non-taxable if it is a return of your cost (or other basis) in the trust units. You must reduce your cost (or other basis) by this amount for calculating capital gain or loss when you sell your units. If this amount exceeds your cost (or other basis), report the excess as a capital gain, even though the Form 1099 - DIV shows the amount as non-taxable.

U.S. unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet to determine the amount of tax that may be otherwise applicable.

The amount included on Line 6 of the Form 1099 - DIV representing the amount of foreign tax paid (Canadian withholding tax) should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate, or Trust)". Information regarding the amount of Canadian tax withheld in 2005 should be available from your stockbroker or other intermediary and is not available from Thunder.

Effective January 1, 2005, the non-taxable return of capital portion of the monthly distributions was subject to a 15% Canadian withholding tax. The amount of Canadian tax withheld on the non-taxable return of capital portion has been aggregated with the Canadian tax withheld on the taxable portion of the distributions and reported on Line 6 of the Form 1099 - DIV.

This information is not exhaustive of all possible U.S. income tax considerations, but is a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Thunder units. Holders or potential holders of Thunder units should consult their own legal and tax advisors as to their particular tax consequences of holding Thunder units as well as to determine whether claiming a credit or deduction for foreign income taxes is more beneficial for you.

Summary of U.S. Tax Information

The following table provides, on a per unit basis, the breakdown of the amount of cash dividends, prior to Canadian withholding tax, paid by Thunder Energy Trust for the period August 15, 2005 to December 15, 2005. The amounts are segregated between the portion of the cash distribution that should be treated as Qualified Dividends and the portion that should be treated as Non-taxable Distributions. The amounts shown on the attached schedule are in U.S. dollars as converted on the applicable payment dates. This schedule is for information purposes only. Amounts computed based on the following table may differ from the amounts shown on the Form 1099 - DIV.

Thunder Energy Trust
2005 Cash Distribution Information for Beneficial U.S. Unitholders
($/unit)

Record Date	Payment Date	Distribution Paid Cdn$	Exchange Rate	Distribution Paid US$	Taxable Qualified Dividend US$	Non-Taxable Return of Capital US$
Jul 29, 2005	Aug 15, 2005	0.15	0.8356	0.125340	0.121580	0.003760
Aug 31, 2005	Sep 15, 2005	0.15	0.8430	0.126450	0.122657	0.003794
Sep 30, 2005	Oct 17, 2005	0.15	0.8474	0.127110	0.123297	0.003813
Oct 31, 2005	Nov 15, 2005	0.15	0.8374	0.125610	0.121842	0.003768
Nov 30, 2005	Dec 15, 2005	0.15	0.8636	0.129540	0.125654	0.003886
Total Per Unit		**0.75**		**0.634050**	**0.615029**	**0.019021**

This information is not exhaustive of all possible U.S. tax considerations, but is a general guideline and is not intended to be legal or tax advice to any particular holder or potential holder of Thunder units. Holders or potential holders of Thunder units should consult their own legal and tax advisors as to their particular tax consequences of holding Thunder units as well as to determine whether claiming a credit or deduction for foreign income taxes is more beneficial for you.

For further information please contact:

Brent Kirkby, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Trust's operations or financial results are included in the Trust's reports on file with Canadian securities regulatory authorities.

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Energy Trust announces new appointment to Board of Directors

Calgary, Alberta, January 30, 2006 - Thunder Energy Trust (TSX: THY.UN) is pleased to announce that John Clark has been appointed to the Board of Directors.

Mr. Clark is President of Investments and Technical Management Corp., a private company that invests in public and private companies. Mr. Clark came to Canada from South Africa in 1982 after having qualified as a Chartered Accountant. In Canada he worked as an audit manager with Thorne Riddell (now KPMG). In 1988, he became President of Laurasia Resources Limited. In 1994, Mr. Clark became Executive Chairman, a position he held until Laurasia was acquired by Startech in 1998. Mr. Clark was appointed a director of Startech in 1998, a director of Impact Energy Inc. in late 2000, a director of Thunder Energy Inc. in May 2004 and a director of Alberta Clipper Energy Inc in July 2005.

Calgary-based Thunder Energy Trust began trading on the TSX on July 12, 2005. Thunder was created through a Plan of Arrangement with three oil and gas companies, the largest being Thunder Energy Inc. which at the time was the 15th largest publicly-traded oil and gas company in Canada. The Trust has a diverse base of oil and gas properties in Western Canada and a business plan emphasizing low-risk drilling and exploitation aimed at maintaining stable production and sustaining the Trust over the long term.

For further information please contact:

Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Trust's operations or financial results are included in the Trust's reports on file with Canadian securities regulatory authorities.

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Energy Trust announces increase in Exchangeable Share Ratio

Calgary, Alberta January 13, 2006 - Thunder Energy Trust is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Thunder Energy Inc. from 1.05993 to 1.07324. This increase will be effective on January 16, 2006.

The increase in Exchange ratio is calculated by multiplying the Thunder Energy Trust Distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date.

A holder of Thunder Energy Inc. Exchangeable Shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or Olympia Trust Company at its principal office at 2300, 125 - 9 Avenue SE Calgary, AB T2G 0P6.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

THUNDER ENERGY TRUST

NEWS RELEASE | THY.UN

Thunder Energy Trust declares 15-cent distribution

Calgary, Alberta, January 16, 2006 - Thunder Energy Trust has declared a distribution of 15 cents per trust unit to be paid on February 15, 2006, in respect of January production, for unit holders of record on January 23, 2006. The ex distribution date is January 19, 2006.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Energy Trust declares 15-cent distribution

Calgary, Alberta, December 15, 2005 - Thunder Energy Trust has declared a distribution of 15 cents per trust unit to be paid on January 16, 2006, in respect of December production, for unit holders of record on December 31, 2005. The ex distribution date is December 28, 2005.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder Energy Trust announces increase in Exchangeable Share Ratio

Calgary, Alberta December 14, 2005 - Thunder Energy Trust is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Thunder Energy Inc. from 1.04735 to 1.05993. This increase will be effective on December 15, 2005.

The increase in Exchange ratio is calculated by multiplying the Thunder Energy Trust Distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date.

A holder of Thunder Energy Inc. Exchangeable Shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or Olympia Trust Company at its principal office at 2300, 125 - 9 Avenue SE Calgary, AB T2G 0P6.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Energy Trust Releases 2006 Guidance

Calgary, Alberta, December 13, 2005 - Thunder Energy Trust (TSX: THY.UN) today announced its Board-approved 2006 guidance and capital budget. Forecasts include average annual production of 10,500 boe/d and $79.1 million in capital expenditures, funded through internally generated cash flow using the current commodity forward strip price curve. Distributions are forecast to remain stable throughout the year at $0.15 per unit per month.

Highlights of 2006 Guidance

- Production: gas - 40,200 mcf/d; oil & liquids - 3,800 bbls/d;
- Capital expenditures budgeted at $79.1 million;
- Drilling of 109 gross wells (84.2 net);
- Operated wells estimated at 54%, with the majority of non-operated wells being drilled by Thunder's strategic partners;
- Conservatively modeled drilling success of 64% versus 81% encountered in Q-3 2005;
- Monthly distributions are forecast to remain stable at $0.15 per unit.
- Payout ratio of 50% based on the current forward strip.
- Debt to forward cash flow ratio of 1:1 based on the current forward strip.

"Our drilling inventory of low to medium risk opportunities continues to grow. Our current inventory has over 180 locations (150 net), which are in various stages of development and risk assessment. We are planning to drill 109 (84.2 net) of these wells next year which is consistent, on an annualized basis, with our development program in the latter half of 2005," said Stuart Keck, President & CEO.

The 2006 capital program is designed to essentially offset base decline rates and hold production flat for the next year. Thunder will operate 54% of the planned drilling program, with most of the remaining program operated by its strategic partners, Alberta Clipper Resources Inc. and Ember Resources Inc. The Trust is closely aligned with the execution initiatives of those partners.

This guidance does not include the impact of any acquisitions, which might be made during the year.

Capital Expenditures	$ million
Property Development & Exploitation	62.6
Land & Seismic	5.9
Facility additions & maintenance	9.0
Capitalized G&A	1.6
Total	**79.1**

2006 Planned Activity for Core Districts

Central Alberta

Approximately 73 wells (58.8 net) are planned in Thunder's core district of Central Alberta, with 30 (30 net) to be drilled pursuant to a well and facility cost sharing program agreement with Ember Resources

in the Fenn-Big Valley area. Thunder is targeting eight development wells (6.0 net) in the Clive area, which will target natural gas from coals (NGC) within the Horseshoe Canyon horizon. This program is complementary to the existing 3.5 mmcf/d of NGC production from this area. An additional 35 conventional wells (22.8 net) are scheduled to be drilled in the Trust's core areas of Manola, Rosalind, Matzwin and Redwater.

Western Alberta
Development targets in the Greater Sylvan Lake area include Leduc oil, Shunda gas/oil and the lower Cretaceous sands. Thunder owns considerable 3-D seismic in this core district to which 13 locations (10.2 net) have been assigned, based on optimizing pool recoveries and expanding production into new horizons. This will be a primary focus area for the Trust in 2006.

North East BC
At Laprise, recent pressure work and drilling success on two of three locations in Q-4 2005 have prompted 3 (2.25 net) additional development locations in the Baldonnel formation. Two (1.0 net) additional locations will target a developing play in the area.

Foothills (Whiskey)
Current net production from Whiskey is approximately 105 boe/d from one well. The 2006 budget includes 220 boe/d from two wells. Production from a third well requires lease facility installation approval from area landowners. Long-term solutions to optimize flow conditions are currently being negotiated and designed with the plant operator. Piping modifications and additional compression could significantly increase production to 650-800 boe/d, however, long lead-times to alter or install facilities have led to a more conservative production forecast for this property. Thunder remains committed to unlock the significant value that this property holds for Unitholders. Two additional locations are in the Trust's drilling inventory, however they are not targeted to spud prior to year-end 2006.

Other
In Southeast Saskatchewan, 8 (7.2 net) horizontal development-drilling locations are planned targeting increased recovery in three producing areas. In addition, a successful 2005 land acquisition program in the Skiff area of Alberta has yielded an expanded development program in which 10 locations (5 net) are targeted to extend the Sawtooth F pool. Success in an adjacent existing pilot scale waterflood has identified this pool as having full-scale waterflood potential with additional development drilling.

Funding
Using current 2006 forward curve pricing, the capital program is expected to be fully funded by internally generated cash flow. Thunder's distribution reinvestment program (DRIP) is estimated to be $24 million in 2006, and will provide funding flexibility throughout the year.

Distributions
Distributions are forecast to remain stable at $0.15 per month throughout 2006.

For further information please contact:

Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and

uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Trust's operations or financial results are included in the Trust's reports on file with Canadian securities regulatory authorities.

Note: Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boepd means barrel oil equivalent per day.

THUNDER ENERGY TRUST

AND

THUNDER ENERGY INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Thunder Energy Inc. (the "Corporation"), the administrator of Thunder Energy Trust (the "Trust"), is committed to conducting the business of the Corporation and the Trust ethically and legally. This Code and the specific related policies and practices, and any guidelines approved and implemented by the Board of Directors or management of the Corporation, will be used in identifying and managing ethical situations and in making ethical business decisions which adhere to these commitments.

Compliance with Laws and Regulations

All employees, officers, contractors, consultants (collectively referred to as "staff") and directors of the Corporation must comply with all applicable laws, rules and regulations of the areas in which we operate and must comply with the requirements of applicable securities regulatory authorities and stock exchanges.

Business partners and suppliers are expected to conduct their business with the Trust and the Corporation in accordance with applicable laws, rules and regulations.

Conflicts of Interest

Staff and directors must avoid situations where personal interests could conflict or could appear to conflict with their duties and responsibilities or with the interests of the Trust and the Corporation. A conflict of interest may occur where involvement in any activity, with or without the involvement of a related party, prevents the proper performance of staff or director duties or creates, or appears to create, a situation where judgment or ability to act in the best interests of the Trust and the Corporation is affected.

When faced with an actual or potential conflict of interest situation, employees, contractors and consultants must consult their supervisor and officers and directors must follow relevant statutes and company by-laws and must inform the Chair of the Board of Directors of any such conflict. Supervisors will ensure that employees, contractors or consultants are not involved in any decision or operation where a conflict is present. Similarly, the Chair of the Board will ensure that officers or directors are not involved in any decision or operation where a conflict is present.

Corporate Opportunities

Staff and directors are prohibited from taking opportunities discovered through the use of corporate property, information or position, using corporate property, information or position for personal gain, and competing with the Trust or the Corporation.

Confidentiality and Disclosure

Confidential information includes all non-public information that might be of use to competitors, or harmful to the Trust or Corporation, if disclosed. Confidential information must not be disclosed unless specific authorization is given to do so or such disclosure is legally mandated. Knowledge of confidential information about another company or person gained in the course of work duties must be protected in the same manner as confidential information about the Trust or Corporation.

Staff and directors must not speak on behalf of the Trust or Corporation unless authorized to do so and should refer to the Disclosure and Confidentiality Policy of the Trust and Corporation.

Taking advantage of, or benefiting from, information obtained at work that is not available to the public is not permitted. Friends, relatives or associates must not benefit from such information. Acquiring or disposing of any business interest, including publicly traded securities, whether directly or through another person, where "insider" information is known and not yet publicly disclosed must be avoided. Staff and directors must abide by the Trading Policy of the Trust and Corporation.

These confidentiality obligations remain in effect even beyond termination of employment, service contracts or Board of Directors appointments with the Trust, Corporation or their affiliates.

Inducements and Gifts

Unlawful or unethical behaviour in workforce of the Trust and the Corporation is not tolerated, including soliciting, accepting, or paying bribes or other illicit payments for any purpose. Situations where judgment might be influenced or appears to be influenced by improper considerations must be avoided. Payment or acceptance of any "kickbacks" from a contractor or other external party is prohibited.

The Trust and the Corporation do not allow the acceptance or giving of gifts, favours, personal advantages, services payments, loans, or benefits of any kind, other than those of nominal value that can be made as a generally accepted business practice. If there is any doubt in specific cases, written approval from the Chief Financial Officer of the Corporation should be requested.

Political Activities

Staff and directors may choose to become involved in political activities as long as they undertake these activities on their own behalf. Staff and directors may, on a personal level, give to any political party or candidate, but reimbursement by the Trust or the Corporation is prohibited.

Fair Dealing

All staff and directors must endeavor to deal fairly with the customers, contractors, consultants, industry partners and employees of the Trust and the Corporation and must not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

Protection and Proper Use of Assets

Information, data, office equipment, tools, vehicles, supplies, facilities and services must be used only for authorized business purposes and used, maintained, accounted for and disposed of properly and with care. Unauthorized removal or destruction of assets is strictly prohibited.

Company Records

Records must be kept and maintained to fulfill relevant legal requirements. Recording and reporting information, including information related to operations, environment, health and safety, training, human resources and financial matters, must be done honestly, accurately and with care.

Accuracy of Books and Records

The books and records of the Trust and the Corporation must reflect in reasonable detail its transactions in a timely, fair and accurate manner to, among other things, permit the preparation of accurate financial statements in accordance with generally accepted accounting principles and maintain recorded accountability for assets and liabilities.

All business transactions that staff and directors have participated in must be properly authorized, properly recorded and supported by accurate documentation in reasonable detail.

Accounting, Auditing or Disclosure Concerns

The Trust and the Corporation are required to provide full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to all applicable securities regulatory authorities as well as in other public communications. All staff responsible for the preparation of public disclosure, or who provide information as part of the process, must ensure that disclosures are prepared and information is provided honestly, accurately and in compliance with the various disclosure controls and procedures.

All staff and directors have a duty to submit any good faith questions and concerns regarding questionable accounting, auditing or disclosure matters or controls. Submissions about these or similar matters may be reported in accordance with the Whistleblower Policy of the Trust and the Corporation.

No information may be concealed from external auditors, internal auditors, the Board of Directors or the Audit Committee of the Board of Directors. Fraudulently influencing, coercing, manipulating or misleading an external auditor who is auditing financial statements is prohibited.

Observance of the Code of Business Conduct & Ethics

All staff and directors are personally accountable for learning, endorsing and promoting this Code and applying it to their own conduct and field of work. All staff and directors will be asked to review this Code and confirm on a regular basis, through written or electronic declaration, that they understand their individual responsibilities and will conform to the requirements of the Code.

Contractors and consultants are expected to develop and enforce policies and/or practices that are consistent with this Code and its associated requirements that will apply to their staff providing services for or on behalf of the Trust or the Corporation. Business partners and suppliers are expected to act consistently with the principles outlined in the policies, practices and processes of Trust and the Corporation, including this Code.

Employees, consultants or contractors with questions about this Code or specific situations are encouraged to refer the matter to their supervisor or leader or the persons listed in any referenced policy or practice, as applicable. Officers and directors with questions about this Code or specific situations are encouraged to refer the matter to the Chief Financial Officer or the Chair of the Board of Directors or the persons listed in any referenced policy or practice, as applicable.

Actions that violate or appear to violate this Code may be reported in accordance with the Whistleblower Policy of the Trust and the Corporation.

Violation of this Code by a member of Staff or a Director may subject such person to disciplinary action, including termination for cause or implementation of a probationary period.

Waivers and Amendments

Waivers of this Code for employees, contractors and consultants may be granted only by a Vice-President. Any waiver of this Code for officers or directors may only be made by the Board of Directors.

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Energy Trust announces Mr. Gerry Boyer as Vice President Engineering

Calgary, Alberta November 22, 2005 - Thunder Energy Trust (TSX: THY.UN) is pleased to announce the appointment of Gerry L. Boyer to the position of Vice President, Engineering. Mr. Boyer is a professional engineer with more than 30 years experience covering all aspects of petroleum engineering including reservoir and project management, exploitation and production optimization. Mr. Boyer also brings significant horizontal drilling experience to Thunder.

Mr. Boyer has designed and managed multi-million dollar exploitation programs utilizing 3D seismic and horizontal drilling, and is well known for his innovation, teamwork and sound technical ability. Prior to joining Thunder, Mr. Boyer was with First Calgary Petroleums Ltd. where he managed drilling and completion operations and project logistics in Algeria. Mr. Boyer has also held various positions in Western Canada with such well-known companies as Talisman Energy Inc., Canadian Fracmaster Ltd. and Canadian Hunter Exploration Ltd.

In joining the Trust, Mr. Boyer will form part of a team committed to the efficient management of assets acquired from Thunder Energy Inc., Mustang Resources Inc. & Forte Resources Inc., and he will play an integral role in exploiting the many opportunities identified on undeveloped lands. These activities, in concert with acquisition strategies and the synergistic relationships with Ember Resources Ltd. and Alberta Clipper Resources Ltd., will form the basis for sustainable distributions to Unitholders.

Calgary-based Thunder Energy Trust began trading on the TSX on July 12, 2005. Thunder was created through a Plan of Arrangement with three oil and gas companies, the largest being Thunder Energy Inc., which at the time was the 15th largest publicly traded oil and gas company in Canada. The Trust has a diverse base of oil and gas properties in Western Canada and a business plan emphasizing low-risk drilling and exploitation aimed at maintaining stable production and sustaining the Trust over the long term.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include,

but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Trust's operations or financial results are included in the Trust's reports on file with Canadian securities regulatory authorities.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Energy Trust announces premium distribution™, distribution reinvestment and optional trust unit purchase plan

Calgary, Alberta, November 18, 2005 - Thunder Energy Trust ("Thunder") today announced that it has adopted a Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan"). Eligible unitholders may elect to participate in the Plan commencing with the monthly cash distribution payable on December 15, 2005 to unitholders of record on November 30, 2005.

The Plan enables eligible unitholders to direct that their cash distributions be reinvested in additional units at 95% of the Average Market Price (as defined in the Plan) on the applicable distribution date. The Plan allows eligible unitholders to elect, under the Premium Distribution™ component of the Plan, to have these additional units delivered to the designated Plan broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such unitholders would have otherwise been entitled to receive on the distribution payment date (subject to pro-ration in certain events under the Plan). Canaccord Capital Corporation will act as Plan broker for the Premium Distribution™ component of the Plan.

In addition, commencing in January 2006, the Plan will allow those unitholders who participate in either the distribution reinvestment component or the Premium Distribution™ component of the Plan to purchase additional units from treasury at a purchase price equal to the Average Market Price (with no discount) in minimum amounts of $1,000 per remittance up to a maximum aggregate amount of $100,000 per month by any one unitholder, all subject to an overall annual limit of 2% of the total number of outstanding units.

Thunder reserves the right to limit the amount of new equity available under the Plan on any particular distribution date. Accordingly, participation may be pro-rated in certain circumstances.

To participate in the Plan, eligible registered unitholders must fax or otherwise deliver a properly completed and signed authorization form to Olympia Trust Company, at the fax number or address specified in the form, no later than 4:30 pm (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution to which such record date relates to be reinvested under the Plan. Unitholders who wish to participate in the Plan in connection with the recently announced distribution payable on December 15, 2005 must deliver an authorization form no later than 4:30 pm (Calgary time) on November 29, 2005.

Beneficial unitholders(i.e., owners of units that are held through a nominee such as a broker or custodian) who wish to participate in the Plan should contact their broker, investment dealer, financial institution or other nominee who holds their units to enquire about the applicable enrolment deadline and to request enrolment in the Plan.

™ denotes trademark of Canaccord Capital Corporation

Generally, no commissions, service charges or brokerage fees will be payable by Plan participants in connection with their purchase of units under the Plan, but beneficial unitholders should make enquiries with their broker, investment dealer or financial institution through which their units are held as to any policies of such party that might result in any charges, fees or commissions being payable.

Please note that registered and beneficial owners of units who are not resident in Canada are not eligible to participate in the Plan.

Participation in the Plan does not relieve unitholders of any liability for taxes that may be payable on distributions. Unitholders should consult their tax advisors concerning the tax implications of their participation in the Plan having regard to their particular circumstances.

Copies of the Plan, a series of Questions and Answers, and enrolment forms are available on Thunder's website at www.thunderenergy.com under the heading "Premium Distribution™, Distribution Reinvestment and Optional Trust Unit Purchase Plan", or directly from Thunder by calling (403) 294-1635.

Unitholders should carefully read the complete text of the Plan before making any decisions regarding their participation in the Plan.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

Thunder is an open-ended investment trust, administered by Thunder Energy Inc., that generates income from its interests in crude oil and natural gas properties and assets. Thunder currently has approximately 43 million units outstanding, which trade on the Toronto Stock Exchange under the symbol THY.UN.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuations and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect Thunder's operations or financial results are included in Thunder's reports on file with Canadian securities regulatory authorities.

THUNDER
ENERGY
TRUST

NEWS RELEASE | THY.UN

Thunder Energy Trust announces increase in Exchangeable Share Ratio

Calgary, Alberta November 14, 2005 - Thunder Energy Trust is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Thunder Energy Inc. from 1.03527 to 1.04735. This increase will be effective on November 15, 2005.

The increase in Exchange ratio is calculated by multiplying the Thunder Energy Trust Distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date.

A holder of Thunder Energy Inc. Exchangeable Shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or Olympia Trust Company at its principal office at 2300, 125 - 9 Avenue SE Calgary, AB T2G 0P6.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Energy Trust declares 15-cent distribution

Calgary, Alberta, November 15, 2005 - Thunder Energy Trust has declared a distribution of 15 cents per trust unit to be paid on December 15, 2005, in respect of November production, for unit holders of record on November 30, 2005. The ex distribution date is November 28, 2005.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

THUNDER
ENERGY
TRUST

400, 321 – 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

FORM 52 – 109 FT1
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stuart Keck, Chief Executive Officer of Thunder Energy Inc., Administrator of Thunder Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in the Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Thunder Energy Trust** for the period ending **September 30, 2005.**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: November 11, 2005

Thunder Energy Inc., Administrator of Thunder Energy Trust

Stuart Keck

President & Chief Executive Officer

THUNDER
ENERGY
TRUST

400, 321 – 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

FORM 52 – 109 FT1
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Brent T. Kirkby, Chief Financial Officer of Thunder Energy Inc., Administrator of Thunder Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in the Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Thunder Energy Trust** for the period ending **September 30, 2005.**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: November 11, 2005

Thunder Energy Inc., Administrator of Thunder Energy Trust

Brent T. Kirkby

Vice President Finance & Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

Statements made throughout this quarterly report may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; health, safety and environmental risks); and commodity price and exchange rate fluctuations. Additional information on these and other factors that could affect Thunder Energy Trust's ("Thunder Trust" or the "Trust") operations or financial results are included in the Trust's reports on file with Canadian securities regulatory authorities.

The following discussion and analysis as provided by the management of the Trust should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2005 and 2004 and the audited consolidated financial statements and management's discussion and analysis of Thunder Energy Inc. ("Thunder Energy") for the year ended December 31, 2004. This management's discussion and analysis was prepared as of November 8, 2005.

Basis of Presentation

The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles. The reporting and the measurement currency is the Canadian dollar.

Non-GAAP Measurements

This management's discussion and analysis ("MD&A") contains the term funds from operations to analyze operations and leverage. The term distributable cash is also used to present the amount of cash that the Trust distributes to unitholders. Neither distributable cash nor funds from operations presented have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and; therefore, may not be comparable with the calculation of similar measures for other entities. Distributable cash and funds from operations as presented are not intended to represent net earnings for the period nor should they be viewed as an alternative to net income as determined in accordance with GAAP. The reconciliation between net earnings and funds from operations can be found in the consolidated statements of cash flows in the unaudited interim financial statements. The Trust also presents funds from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of earnings per unit.

BOE Presentation

The term barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. The BOE conversion ratio used by the Company of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

Corporate Reorganization

Effective July 7, 2005, Thunder Energy Inc. ("Thunder Energy"), Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") entered into a business combination resulting in the conversion into an energy trust through a Plan of Arrangement. The reorganization resulted in the shareholders of Thunder Energy receiving trust units in the new oil and natural gas energy trust, Thunder Energy Trust, and common shares in two new publicly-listed companies: Ember Resources Inc. ("Ember"), a coal bed methane company, and Alberta Clipper Energy Inc. ("Clipper") an exploration and production company. An additional exploration and production company was created, Valiant Energy Inc. ("Valiant"), which owns certain Forte exploration assets and undeveloped lands.

Shareholders of Thunder Energy received common shares of Ember and Clipper and at their election, either units of the Trust or exchangeable shares which may be exchanged into units of the Trust.

Specifically, shareholders of the respective companies, after the consolidation of shares, received:

For each Thunder Energy common share owned:
(a) 0.5 trust units or exchangeable shares
(b) 0.3333 common shares of Clipper
(c) 0.3333 common shares of Ember

For each Mustang common share owned:
(a) 0.55 trust units or exchangeable shares
(b) 0.3666 common shares of Clipper
(c) 0.0833 common share of Ember

For each Forte common share owned:
(a) 0.175 trust units or exchangeable shares
(b) 0.3333 common shares of Valiant

One-time costs related to the transaction have been included in the financial statements for the periods ended September 30, 2005. External costs related to the reorganization have been included as a capital cost. Internal costs including $3.3 million in retention and severance and $5.4 million of stock-based compensation expense related to the wind-up of the stock option plan have been charged to results of operations of the Trust. The costs related to the reorganization incurred by Mustang and Forte were reflected in the financial statements of those Companies prior to the transaction date.

The financial statements of the Trust have been prepared on a continuity of interest basis which recognized the Trust as the successor to Thunder Energy. Accordingly, the consolidated financial statements for periods prior to July 7, 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Thunder Energy. The nine months ended September 30, 2005 reflect the results of operations and cash flows of Thunder Energy and its subsidiaries for the period January 1, 2005 to July 6, 2005 and the results of operations and cash flows of the Trust and its subsidiaries for the period July 7, 2005 to September 30, 2005. **Due to the conversion into an energy trust, certain information included in the MD&A for prior periods may not be directly comparable.**

The term "units" has been used to identify both trust units issued on or after July 7, 2005 as well as common shares of Thunder Energy outstanding prior to the conversion on July 7, 2005.

Results of Operations

Oil and gas revenue for the third quarter increased 133% to $65.9 million compared with the same period in 2004. For the nine months ended September 30, 2005, revenue increased 46% to $127.9 million. The growth in both periods was due to higher production volumes related to the Mustang and Forte acquisitions, partially offset by the transfer of properties to Ember and Clipper, and higher commodity prices. Quarter over quarter, the Trust's average natural gas price increased 49%, and average oil and NGL price rose 58%. Year over year natural gas prices averaged 20% higher, while the average oil and NGLs price increased 57%.

	Three months ended September 30,		*Nine months ended September 30,*	
Oil and Gas Revenue *($000s)*	**2005**	2004	**2005**	2004
Gross revenue	65,866	28,245	127,945	87,360
Transportation expenses	(1,982)	(1,008)	(4,800)	(3,228)
Net revenue	**63,884**	27,237	**123,145**	84,132

Oil and Gas Revenue *($000s, net of transportation expenses)*	Natural Gas	Crude Oil and NGLs	Total
Three months ended September 30, 2004	21,960	5,277	27,237
Effect of change in product prices	11,950	9,700	21,650
Effect of change in sales volumes	3,428	11,569	14,997
Three months ended September 30, 2005	**37,338**	**26,546**	**63,884**
Nine months ended September 30, 2004	69,760	14,372	84,132
Effect of change in product prices	14,213	13,149	27,362
Effect of change in sales volumes	2,216	9,435	11,651
Nine months ended September 30, 2005	**86,189**	**36,956**	**123,145**

Production	*Three months ended September 30,* 2005	2004	*Nine months ended September 30,* 2005	2004
Crude oil *(bbls/d)*	**3,833**	1,098	**1,960**	1,153
NGLs *(bbls/d)*	**295**	195	**205**	160
Total oil and NGLs *(bbls/d)*	**4,128**	1,293	**2,165**	1,313
Natural gas *(mcf/d)*	**44,680**	38,883	**40,301**	38,997
Total boe *(boe/d)*	**11,574**	7,774	**8,882**	7,813

Transportation expenses for the third quarter were 3% of revenue compared with 4% in the same period in 2004. Year-to-date transportation expenses remained steady at 4% of revenues compared with 4% in 2004. These costs relate to transporting natural gas on the main natural gas pipelines and oil trucking charges. In the past, these amounts were offset against revenue and not disclosed separately. Prior periods have been restated to reflect this change in presentation.

Average Commodity Prices	*Three months ended September 30,* 2005	2004	*Nine months ended September 30,* 2005	2004
Natural gas				
NYMEX *($US/mmbtu)*	**8.17**	5.83	**7.15**	5.84
AECO *($/mmbtu)*	**9.37**	6.08	**7.88**	6.40
Trust price before transportation *($/mcf)*	**9.50**	6.33	**8.17**	6.73
Transportation *($/mcf)*	**(0.37)**	(0.20)	**(0.33)**	(0.22)
Trust price at the wellhead *($/mcf)*	**9.13**	6.13	**7.84**	6.51
Crude oil *($/bbl)*				
WTI *($US/bbl)*	**63.19**	43.88	**55.40**	39.11
Edmonton posted	**76.51**	56.25	**67.91**	50.82
Trust price before transportation	**71.13**	46.87	**64.56**	42.46
Transportation	**(1.23)**	(2.60)	**(2.05)**	(2.53)
Trust price at the wellhead	**69.90**	44.27	**62.51**	39.93
Cdn/US $ average exchange rate	**1.202**	1.307	**1.220**	1.328

Royalties increased for both the quarter and year-to-date due to the increased production arising from the acquisitions of Mustang and Forte. Royalties also increased quarter over quarter due to stronger commodity prices. A 2004 gas cost allowance refund received in the second quarter of 2005 offset the royalty increase for the nine-month period.

Royalties *($000s)*	*Three months ended September 30,* 2005	2004	*Nine months ended September 30,* 2005	2004
Crown	10,539	3,878	17,275	13,668
Freehold and other	2,483	992	4,697	2,935
Gross royalties	13,022	4,870	21,972	16,603
ARTC	(125)	(125)	(366)	(375)
Net royalties	12,897	4,745	21,606	16,228

Royalty Rates *(as a % of revenue, net of transportation expenses)*	*Three months ended September 30,* 2005	2004	*Nine months ended September 30,* 2005	2004
Crown	16.5	14.2	14.0	16.2
Freehold and other	3.9	3.6	3.8	3.5
Gross royalties	20.4	17.8	17.8	19.7
ARTC	(0.2)	(0.5)	(0.3)	(0.4)
Net royalties	20.2	17.3	17.5	19.3

Operating costs for the quarter increased 21% to $8.51/boe from the same period in 2004, and were up 26% to $8.18/boe year over year. These increases reflect higher costs in the industry as a whole, and the Trust's increased presence in Northeast British Columbia and Northern Alberta which have higher operating costs.

Operating Costs	*Three months ended September 30,* 2005	2004	*Nine months ended September 30,* 2005	2004
Operating costs *($000s)*	9,059	5,022	19,827	13,878
Per boe *($)*	8.51	7.02	8.18	6.48

Operating netbacks represent on a per boe basis the operating profit margin on the sale of petroleum and natural gas commodities.

Operating Netback Per boe *($)*	*Three months ended September 30,* 2005	2004	*Nine months ended September 30,* 2005	2004
Selling price	60.00	38.08	50.79	39.30
Royalties, net of ARTC	(12.11)	(6.63)	(8.91)	(7.58)
Operating costs	(8.51)	(7.02)	(8.18)	(6.48)
Operating netback	39.38	24.43	33.70	25.24

General and administrative expenses (G&A) increased over prior periods due to higher staffing levels with the increased size of the Trust's operations and one-time retention and severance costs of $3.3 million related to the Plan of Arrangement. On a per boe basis, quarterly net G&A was $1.49 before the non-recurring costs. Year-to-date, G&A was $1.37/boe without the one-time expense.

G&A Expenses *($000s)*	*Three months ended September 30,* 2005	2004	*Nine months ended September 30,* 2005	2004
Gross G&A expenses	2,719	1,928	6,710	5,197
Capitalized G&A	(405)	(448)	(1,214)	(1,345)
Recoveries from joint operations				
Capital	(158)	(513)	(1,083)	(1,925)
Operating	(565)	(334)	(1,094)	(955)
Net G&A expenses	1,591	633	3,319	972
Non-recurring retention and severance	3,300	-	3,300	-
Net G&A & non-recurring expense	4,891	633	6,619	972
Per boe *($)*				
Gross G&A expenses	2.55	2.70	2.77	2.43
Capitalized G&A	(0.38)	(0.63)	(0.50)	(0.63)
Recoveries from joint operations				
Capital	(0.15)	(0.72)	(0.45)	(0.90)
Operating	(0.53)	(0.47)	(0.45)	(0.45)
Net G&A expenses	1.49	0.88	1.37	0.45
Non-recurring retention and severance	3.10	-	1.36	-
Net G&A and non-recurring expense	4.59	0.88	2.73	0.45

Effective July 1, 2005, the Trust changed its accounting policy for G&A expenses in order to better reflect the cost of bringing assets on production. Formerly Thunder Energy expensed all indirect G&A expenses related to acquisition, exploration and development activities. Under the new policy, certain salaries and benefits related to these activities will be included in the full cost pool and depleted. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheet *($000s)*	*As at December 31,* 2004
Property and equipment	4,160
Future income tax liability	(1,722)
Retained earnings	(2,438)

Income Statement *($000s, except per unit data)*	*Three months ended September 30,* 2004	*Nine months ended September 30,* 2004
General and administrative expenses	(448)	(1,345)
Depreciation, amortization and accretion expense	94	300
Future tax expense	137	405
Net income impact	217	640
Net income per unit – basic	–	$ 0.02
Net income per unit – diluted	$ 0.01	$ 0.02

Interest expense rose 110% over third quarter 2004 and 48% for the nine-month period due to higher average debt levels following the assumption of debt from Mustang and Forte.

Interest Expense	*Three months ended September 30,* 2005	2004	*Nine months ended September 30,* 2005	2004
Interest expense *($000s)*	1,625	772	3,501	2,369
Average revolving demand bank debt outstanding *($000s)*	144,397	81,357	117,500	77,212
Effective annualized interest rate for the period *(%)*	4.5	3.7	4.0	4.1

Depletion, depreciation and accretion (DD&A) expenses increased $8.96/boe over third quarter 2004 and $6.68/boe year-to-date. The increases were due to the acquisition of Mustang and Forte, offset by the transfer of Ember and Clipper assets, the reduction in Thunder Energy's proved reserves at December 31, 2004 and the rising trend in general industry costs. Accretion and DD&A on the asset retirement obligation increased due to the assumption of liabilities from Mustang and Forte and a revision to the Trust's liability estimate in the third quarter.

DD&A	*Three months ended September 30,* 2005	2004	*Nine months ended September 30,* 2005	2004
DD&A *($000s)*	22,650	8,804	45,104	25,516
Per boe *($)*	21.27	12.31	18.60	11.92

Stock-based compensation expense increased in the third quarter to $6.1 million and to $7.9 million for the nine-month period as compared to $1.0 million and $1.8 million in the comparative periods. In the quarter, $5.4 million of stock-based compensation related to the exercise of options vested on July 7, 2005. An additional $0.6 million was apportioned to Ember ($0.2 million) and Clipper ($0.4 million). The amounts allocated were based on the relative reserve values of the proved and probable oil and natural gas reserves (discounted at 10 percent) as determined by independent reserve engineers.

Provision for income taxes

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. To the extent that cash distributions represent taxable distributions to the unitholders, the distributions will reduce the Trust's future income tax expense.

Funds from operations increased 120% over third quarter 2004 to $35.0 million, and were up 41% year-to-date to $70.8 million. This growth stemmed from higher commodity prices and increased production volumes related to the acquisitions of Forte and Mustang.

Funds from Operations	*Three months ended September 30,* 2005	2004	*Nine months ended September 30,* 2005	2004
Funds from operations *($000s)*	35,037	15,908	70,804	50,247
Per unit – basic *($)*	0.79	0.32	1.65	1.19
– diluted *($)*	0.79	0.31	1.59	1.16

Net income increased 118% quarter over quarter to $7.7 million due to higher production volumes and strong commodity prices, offset by higher G&A and non-cash expenses, DD&A and stock-based compensation. Year-to-date, net income remained steady at $15.6 million, primarily due to increasing prices for oil and NGLs and natural gas and higher production volumes offset by non-recurring costs related to the acquisitions of Mustang and Forte.

Net Income	*Three months ended September 30,* 2005	2004	*Nine months ended September 30,* 2005	2004
Net Income *($000s)*	7,718	3,542	15,582	15,361
Per unit - basic *($)*	0.18	0.07	0.36	0.37
- diluted *($)*	0.17	0.07	0.35	0.36

Capital expenditures related to oil and gas for the year to date aggregated $63.9 million and included the cost of drilling 16 gas wells (10.8 net), two oil wells (1.0 net) and five dry holes (2.7 net). The table below breaks out the capital expenditures by category:

Capital Expenditures *($000s)*	*Three months ended September 30,* 2005	2004	*Nine months ended September 30,* 2005	2004
Land and rentals	357	4,714	2,659	7,560
Seismic	206	1,056	4,243	4,875
Conventional drilling and completions	10,721	9,830	31,971	23,714
Well equipping and tie-in	5,507	2,889	16,021	7,912
Facility and gas gathering	4,068	2,728	4,890	4,428
Other, including capitalized G&A	369	398	1,270	1,568
Total conventional capital expenditures	21,228	21,615	61,054	50,059
CBM drilling, completion and facilities	-	2,033	2,884	9,803
Total capital expenditures	21,228	23,648	63,938	59,861

Corporate Restructuring

On July 7, 2005, and in conjunction with the Plan of Arrangement issued on June 5, 2005, Thunder Energy amalgamated with Mustang and Forte to form the Trust, two exploration companies, Clipper and Valiant, and a coal-bed methane company Ember. The amalgamation was accounted for as a business combination with Thunder Energy being deemed the acquirer of Mustang and Forte, net of the Valiant assets. Consequently the Trust has accounted for Mustang and Forte as acquisitions under the purchase method of accounting. Certain Mustang assets acquired by Thunder Energy were transferred to Clipper. As the former Thunder Energy shareholder group had the majority of the voting control of Clipper, Ember and the Trust (including its subsidiaries), the transfer of assets and liabilities from Thunder Energy to Clipper and Ember was accounted for at Thunder Energy's net book value; the transfer of the Mustang assets to Clipper was at fair value, being Thunder Energy's acquisition cost.

The consideration for the Mustang acquisition was 1.1 trust units for each Mustang share resulting in 9,607,144 million trust units and 996,832 exchangeable shares being issued post share consolidation of 0.5. The value assigned to each Trust unit was $8.50 based on the closing Thunder Energy share price at July 6, 2005. The value of the transaction was $157.9 million net of the $22.4 million reduction for the conveyance of certain assets and liabilities to Clipper.

The results of Mustang have been included in the financial statements commencing on the acquisition date, and the preliminary allocation of the purchase price is as follows:

Mustang's net assets acquired *($000s)*

Current assets	10,523
Property and equipment	159,846
Goodwill	67,794
Current liabilities	(36,895)
Asset retirement obligations	(5,019)
Future income tax liability	(38,386)
	157,863
Value of units and exchangeable shares of Trust issued	**157,863**

The consideration for the Forte acquisition was 0.35 trust units for each Forte share resulting in 6,474,980 trust units and 927,665 exchangeable shares being issued post share consolidation of 0.5. The value assigned to each Thunder trust unit was $8.50 based on closing Thunder Energy share price on July 6, 2005. The value of the transaction was $126.9 million net of the $33.9 million reduction for the conveyance of certain assets and liabilities to Valiant prior to the amalgamation. The results of Forte have been included in the financial statements commencing on the acquisition date, and the preliminary allocation of the purchase price is as follows:

Forte's net assets acquired *($000s)*

Current assets	13,577
Property and equipment	122,821
Goodwill	61,840
Current liabilities	(36,751)
Asset retirement obligations	(7,596)
Future income tax liability	(26,962)
	126,929
Value of units and exchangeable shares of Trust issued	**126,929**

In conjunction with the Arrangement, Thunder Energy transferred certain assets and undeveloped land to Ember and Clipper. At the time of the transaction the companies were related, and consequently, the assets were transferred to Ember and Clipper at their carrying values.

The preliminary values transferred to Ember is as follows:

Ember net assets transferred *($000s)*

Property and equipment	16,431
Future income tax asset	10,808
Asset retirement obligations	(1,487)
Net assets transferred	25,752
Cash paid	5,000
Net assets transferred and reduction in capital	**20,752**

The preliminary values transferred to Clipper is as follows:

Clipper net assets transferred *($000s)*

Property and equipment	28,847
Future income tax asset	9,479
Accounts payable	(1,000)
Asset retirement obligations	(1,841)
Net assets transferred	35,485
Cash paid	5,000
Net assets transferred and reduction in capital	**30,485**

In conjunction with the Arrangement, all outstanding stock options of Thunder Energy vested and option holders had the right to exercise their options until August 5, 2005 after which time the options expired. As a result, a stock-based compensation expense of $5.4 million has been charged to the earnings of the Trust. An amount of stock-based compensation was apportioned to Ember and Clipper based on the relative reserve values of the proven and probable oil and natural gas reserves (discounted at 10 percent) as determined by independent reserve engineers.

Liquidity

For the nine months ended September 30, 2005, capital expenditures of $63.9 million, site restoration and abandonment costs of $0.8 million, cash distributions to unitholders of $12.7 million and an increase in working capital deficit from the acquisition of Mustang and Forte of $49.5 million were funded by funds from operations of $70.8 million, $11.5 million in proceeds from the issuance of trust units and exchangeable shares resulting from the exercise of stock options, and an increase of $44.6 million in net debt including working capital.

On July 7, 2005, in conjunction with the Plan of Arrangement, the Trust entered into a new credit facility with a syndicate of chartered banks consisting of a $160.0 million revolving term credit facility. The credit facility is available on a revolving basis and is subject to extension of that date annually with the agreement of the lenders. The credit facilities are secured by the Trust's assets and are subject to semi-annual review at which time the lenders may redetermine the borrowing base.

Financial Instruments

The Trust assumed certain forward sales contracts upon its amalgamation with Forte. These contracts were marked to market at July 7, 2005 with a corresponding liability recognized in the allocation of the purchase price. Subsequent losses as the contracts are settled are applied against this liability. At September 30, 2005, the market value of the hedges is $1.1 million which is equal to the remaining liability recorded at the time of acquisition. These contracts were as follows:

Product	Volume Per Day	Price $ Cdn	Delivery Point	Term
Natural Gas	500 mcf/d	7.00	AECO	April 1, 2005 to October 31, 2005
Crude Oil	500 bbls/d	58.30	WTI	January 1, 2005 to December 31, 2005
Crude Oil	200 bbls/d	61.67	WTI	March 1, 2005 to December 31, 2005

Asset Retirement Obligations

Thunder Energy adopted Section 3110 of the CICA Handbook on January 1, 2004. The new standard required the Company, and now the Trust, to accrue its asset retirement obligations which result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. A reconciliation of the asset retirement obligations is provided below:

Asset Retirement Obligations *($000s)*	*Three months ended September 30,* 2005	2004	*Nine months ended September 30,* 2005	2004
Balance, beginning of period	13,975	11,967	13,417	10,352
Liabilities incurred in the period	581	475	937	1,650
Liabilities assumed due to business combination - Forte	7,596	-	7,596	-
Liabilities assumed due to business combination - Mustang	5,019	-	5,019	-
Revision	(135)	-	(135)	-
Liabilities released due to dispositions	(3,328)	-	(3,328)	-
Liabilities settled in the period	(431)	(110)	(800)	(110)
Accretion expense	590	251	1,161	691
Balance, end of period	23,867	12,583	23,867	12,583

Distributable Cash and Distributions

Management monitors the Trust's distribution payout policy with respect to forecasted net cash flow, debt levels and capital expenditures. In the third quarter, 55% of cash flow was distributed to unitholders. The Trust expects to distribute between 50% to 60% of its annual cash flow to unitholders in the near term, under the current commodity price environment, and retain the remaining cash flow for capital expenditures and debt repayment. Exchangeable shares are convertible into trust units of the Trust based on the exchange ratio, which is adjusted monthly to reflect that distributions are not paid on the exchangeable shares and cash flow related to the exchangeable shares is retained by the Trust for additional capital expenditures or debt repayment. The key drivers of the Trust's cash flow, as is generally the case with other energy trusts, are commodity prices and production.

The amount of distributable cash of the Trust is calculated in accordance with the Trust's indenture. Distributable cash is not a measure under GAAP and there is no standard measure of distributable cash. Distributable cash, as presented, may not be comparable to similar measures presented by other trusts.

Distributable Cash *($000s, except per unit amounts)*	*Three months ended September 30,* 2005	*Nine months ended September 30,* 2005
Funds from operations	35,037	70,804
Cash withheld to fund capital operations	15,923	51,690
Cash distributions payable	6,419	6,419
Cash distributions paid	12,695	12,695
Accumulated cash distributions and payable, end of period	19,114	19,114
Cash distributions payable per unit	0.15	0.15
Cash distributions paid per unit	0.30	0.30
Accumulated cash distributions and payable per unit, end of period	0.45	0.45

Management believes with current commodity prices, forecasted cash distributions of $0.15 per trust unit and forecasted fourth quarter production, the Trust will meet its cash flow distribution target of between 50% and 60% of cash flow in the fourth quarter.

Tax Treatment of Distributions

The Trust has provided to unitholders general comments regarding the taxability of distributions but does not intend to provide legal or tax advice. Trust unitholders, exchangeable shareholders, or potential investors should seek their own legal or tax advice in this regard.

Quarterly Information *($000s, except per unit data)*[3]	2003 Q4	2004 Q1	Q2	Q3
Petroleum and natural gas sales	25,207	28,232	30,883	28,245
Funds from operations	13,794	15,455	18,885	15,909
Per unit – Basic *($)*	0.44	0.49	0.43	0.32
– Diluted *($)*	0.42	0.47	0.42	0.31
Net income	2,152	5,899	5,920	3,542
Per unit – Basic *($)*	0.07	0.19	0.13	0.07
– Diluted *($)*	0.07	0.18	0.13	0.07

	2004 Q4	2005 Q1	Q2	Q3
Petroleum and natural gas sales	29,049	29,350	32,729	65,866
Funds from operations	15,525	16,599	19,168	35,037
Per unit – Basic *($)*	0.31	0.32	0.37	0.79
– Diluted *($)*	0.30	0.31	0.36	0.79
Net income	1,410	3,243	4,621	7,718
Per unit – Basic *($)*	0.03	0.06	0.09	0.17
– Diluted *($)*	0.03	0.06	0.09	0.17

[3] *The effect of the change in accounting policy regarding the capitalization of general and administrative expenses has been applied retroactively with restatement of prior periods.*

Due to the conversion into an energy trust, certain information included in the MD&A for prior periods may not be directly comparable.

CONSOLIDATED BALANCE SHEETS

($000s) (unaudited)	September 30, 2005	December 31, 2004
		(Restated – note 2)
Assets		
Current		
Cash	$ -	$ 21
Accounts receivable	36,630	23,728
Prepaid expenses	3,133	953
	39,763	24,702
Property and equipment *(Notes 2, 3)*	669,334	410,242
Goodwill *(Notes 3, 4)*	175,082	45,448
	$ 884,179	$ 480,392
Liabilities and Unitholders' Equity		
Current		
Bank indebtedness	$ 4,802	$ 1,568
Distributions payable	6,419	-
Accounts payable and accrued liabilities	40,454	47,581
Revolving demand loan	136,520	82,896
	188,195	132,045
Capital lease obligations	-	94
Stock-based compensation liability *(Note 6)*	614	-
Asset retirement obligations *(Note 5)*	23,867	13,417
Future income taxes	159,882	68,656
	372,558	214,212
Unitholders' equity		
Unitholders' capital *(Note 6)*	394,591	189,573
Exchangeable shares *(Note 6)*	43,768	-
Contributed surplus *(Note 6)*	3,025	2,836
Accumulated cash distributions	(19,114)	-
Accumulated earnings	89,351	73,771
	511,621	266,180
	$ 884,179	$ 480,392

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS

($000s, except per unit data) (unaudited)	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
		(Restated – note 2)		(Restated – note 2)
Revenue				
Petroleum and natural gas sales	$ 65,866	$ 28,245	$ 127,945	$ 87,360
Royalties, net of ARTC	(12,897)	(4,745)	(21,606)	(16,228)
Transportation expenses	(1,982)	(1,008)	(4,800)	(3,228)
Petroleum and natural gas sales, after royalties and transportation	50,987	22,492	101,539	67,904
Expenses				
Operating	9,059	5,022	19,827	13,878
General and administrative	4,891	633	6,619	972
Stock-based compensation	6,111	975	7,901	1,814
Interest	1,625	772	3,501	2,369
Depletion, depreciation and accretion	22,650	8,804	45,104	25,516
	44,336	16,206	82,952	44,549
Income before taxes	6,651	6,286	18,587	23,355
Provision for income taxes *(Note 7)*	(1,067)	2,744	3,005	7,994
Net income for the period	7,718	3,542	15,582	15,361
Accumulated earnings				
Beginning of period	81,633	68,821	73,769	57,961
Retroactive application of change in accounting policy *(Note 2)*	–	–	–	(959)
End of period	$ 89,351	$ 72,363	$ 89,351	$ 72,363
Units and Shares outstanding *(weighted average)*				
Units	40,755	50,259	39,567	42,051
Units and Exchangeable Shares *(Basic)*	44,083	43,033		
Units and Exchangeable Shares *(Diluted)*	44,392	51,254	44,519	43,233
Net income per unit and share				
Units and Exchangeable Shares *(Basic)*	$ 0.18	$ 0.07	$ 0.36	$ 0.37
Units and Exchangeable Shares *(Diluted)*	$ 0.17	$ 0.07	$ 0.35	$ 0.36

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s) (unaudited)	Three months ended September 30, 2005	2004	Nine months ended September 30, 2005	2004
		(Restated - note 2)		*(Restated - note 2)*
Operating Activities				
Net income for the period	$ 7,718	$ 3,542	$ 15,582	$ 15,361
Add items not requiring cash:				
Stock-based compensation	6,111	975	7,901	1,814
Depletion, depreciation and accretion	22,650	8,804	45,104	25,516
Future income taxes	(1,442)	2,587	2,217	7,556
Funds from operations	35,037	15,908	70,804	50,247
Site restoration and abandonment	(432)	(110)	(801)	(110)
Changes in non-cash working capital related to operating activities *(Note 9)*	7,254	(4,465)	(19,488)	(487)
Cash provided by operating activities	41,859	11,333	50,515	49,650
Financing Activities				
Issue of units and shares for cash, net of costs	10,672	179	11,506	1,871
Increase (decrease) in bank indebtedness	1,846	989	3,234	191
Increase in revolving demand loan	28,562	8,100	53,624	11,808
Cash distributions paid	(12,695)	-	(12,695)	-
Cash received on Plan of Arrangement *(Note 3)*	10,000	-	10,000	-
Cash provided by financing activities	38,385	9,268	65,669	13,870
Investing Activities				
Expenditures on property and equipment	(21,228)	(23,648)	(63,938)	(59,861)
Assumption of working capital deficit on business acquisition *(Note 3, 4)*	(49,546)	(25)	(49,546)	(5,415)
Deferred transaction costs	2,312	-	-	-
Business acquisition costs *(Note 4)*	-	-	-	(1,049)
Changes in non-cash working capital related to investing activities *(Note 9)*	(11,782)	3,072	(2,721)	2,805
Cash used in investing activities	(80,244)	(20,601)	(116,205)	(63,520)
Net change in cash position	-	-	(21)	-
Cash - beginning of period	-	-	21	-
Cash - end of period	$ -	$ -	$ -	$ -

See accompanying notes

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Formation and Financial Presentation

Thunder Energy Trust (the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the province of Alberta. The Trust was established as part of a Plan of Arrangement (the "Arrangement"), which became effective on July 7, 2005.

The Arrangement gave effect to the transaction completed with Thunder Energy Inc. ("Thunder Energy"), Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") to combine the entities to create a new oil and gas Trust, two exploration-focused production companies: Alberta Clipper Energy Inc. ("Clipper") and Valiant Energy Inc. ("Valiant"); and a resource-based coal bed methane company, Ember Resources Inc. ("Ember"). As a result of the combination, shareholders of Thunder Energy received 0.5 trust units or exchangeable shares of the Trust, 0.3333 common shares of Clipper and 0.3333 common shares of Ember after the units of the Trust were consolidated on a 1:2 basis, and the common shares of Clipper and Ember were consolidated on a 1:3 basis.

The conversion of Thunder Energy to a Trust has been accounted for on a continuity of interest basis. Accordingly, the consolidated financial statements for 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Thunder Energy. The nine months ended September 30, 2005 reflect the results of operations and cash flows of Thunder Energy and its subsidiaries for the period January 1 to July 6, 2005 and the results of operations and cash flows of the Trust and its subsidiary for the period July 7 to September 30, 2005. The comparative figures are the results of Thunder Energy Inc. and its subsidiaries. Due to the conversion into an energy trust, certain information included in the financial statements for prior periods may not be directly comparable.

The term "units" has been used to identify both the trust units and exchangeable shares of the Trust issued on or after July 7, 2005 as well as the common shares of the corporation outstanding prior to the conversion on July 7, 2005.

1. Summary of Accounting Policies

The unaudited interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), using the same accounting policies as those set out in Note 2 to the consolidated financial statements of Thunder Energy for the year ended December 31, 2004 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004.

2. Change in Accounting Policies

Effective July 1, 2005, the Trust changed its accounting policy for general and administrative (G&A) expenses in order to better reflect the cost of bringing assets on production. Formerly Thunder Energy expensed all indirect G&A expenses related to acquisition, exploration and development activities. Under the new policy, certain salaries and benefits related to these activities are being included in the full cost pool and depleted. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods.

The effect of the adoption is presented below as increases (decreases):

Balance sheet *($000s)*	*As at December 31,* 2004
Property and equipment	4,160
Future income tax liability	(1,722)
Retained earnings	(2,438)

Income statement *($000s, except per unit data)*	*Three months ended September 30,* 2004	*Nine months ended September 30,* 2004
General and administrative expenses	(448)	(1,345)
Depreciation, amortization and accretion expense	94	300
Future tax expense	137	405
Net income impact	217	640
Net income per unit – basic	–	$ 0.02
Net income per unit – diluted	$ 0.01	$ 0.02

3. Plan of Arrangement

On July 7, 2005, and in accordance with the Plan of Arrangement issued on June 5, 2005, Thunder Energy amalgamated with Mustang and Forte to form the Trust, two exploration companies, Clipper and Valiant, and a coal-bed methane company, Ember. The amalgamation was accounted for as a business combination with Thunder Energy being deemed the acquirer of Mustang and Forte, net of the Valiant assets. Consequently the Trust has accounted for Mustang and Forte as acquisitions under the purchase method of accounting. Certain Mustang assets acquired by Thunder Energy were transferred to Clipper. As the former Thunder Energy shareholders had the majority of the voting control of Clipper, Ember and the Trust (including its subsidiaries), the transfer of assets and liabilities from Thunder Energy to Clipper and Ember was accounted for at Thunder Energy's net book value; the transfer of the Mustang assets to Clipper was at fair value, being Thunder Energy's acquisition cost.

The consideration for the Mustang acquisition was 1.1 trust units for each Mustang share resulting in 9,607,144 million trust units and 996,832 exchangeable shares being issued post share consolidation of 0.5. The value assigned to each Trust unit was $8.50 based on the closing Thunder Energy share price at July 6, 2005. The value of the transaction was $157.9 million, net of the $22.4 million reduction for the conveyance of certain assets and liabilities to Clipper. The results of Mustang have been included in the financial statements commencing on the acquisition date. The preliminary allocation of the purchase price is as follows:

Mustang's net assets acquired *($000s)*	
Current assets	$ 10,523
Property and equipment	159,846
Goodwill	67,794
Current liabilities	(36,895)
Asset retirement obligations	(5,019)
Future income tax liability	(38,386)
	$ 157,863
Value of units and exchangeable shares of Trust issued	$ 157,863

The consideration for the Forte acquisition was 0.35 trust units for each Forte share resulting in 6,474,980 trust units and 927,665 exchangeable shares being issued post share consolidation of 0.5. The value assigned to each Trust unit was $8.50 based on closing Thunder Energy share price on July 6, 2005. The value of the transaction was $126.9 million, net of the $33.9 million reduction for the conveyance of certain assets and liabilities to Valiant prior to the amalgamation. The results of Forte have been included in the financial statements commencing on the acquisition date. The preliminary allocation of the purchase price is as follows:

Forte's net assets acquired *($000s)*

Current assets	$ 13,577
Property and equipment	122,821
Goodwill	61,840
Current liabilities	(36,751)
Asset retirement obligations	(7,596)
Future income tax liability	(26,962)
	$ 126,929
Value of units and exchangeable shares of Trust issued	$ 126,929

In conjunction with the Plan of Arrangement, Thunder Energy transferred certain assets and undeveloped land to Ember and Clipper. At the time of the transaction the companies were related, and consequently, the assets were transferred to Ember and Clipper at their carrying values which, for the assets acquired by Thunder Energy from Forte and Mustang, was fair market value.

The preliminary values transferred to Ember were as follows:

Ember net assets transferred *($000s)*

Property and equipment	$ 16,431
Future income tax asset	10,808
Asset retirement obligations	(1,487)
Total assets transferred	25,752
Cash paid	5,000
Net assets transferred and reduction in capital	**$ 20,752**

The preliminary values transferred to Clipper were as follows:

Clipper net assets transferred *($000s)*

Property and equipment	$ 28,847
Future income tax asset	9,479
Accounts payable	(1,000)
Asset retirement obligations	(1,841)
Total assets transferred	35,485
Cash paid	5,000
Net assets transferred and reduction in capital	**$ 30,485**

In conjunction with the Plan of Arrangement, all outstanding stock options of Thunder Energy vested and option holders had the right to exercise their options until August 5, 2005 after which time the options expired. As a result, a stock-based compensation expense of $5.4 million has been charged to the earnings of the Trust. An amount of stock-based compensation was apportioned to Ember and Clipper based on the relative reserve values of the proven and probable oil and natural gas reserves (discounted at 10 percent) as determined by independent reserve engineers.

4. Business Combination

On April 30, 2004, Thunder Energy acquired all of the issued and outstanding common shares of Impact Energy Inc. ("Impact") on the basis of 0.22222 common shares of Thunder Energy for each common share of Impact. The value per common share issued was calculated as the average Thunder Energy closing share price five days before and five days after the announcement of the acquisition. Thunder Energy issued 18,100,317 common shares as consideration and incurred $1.1 million in transaction costs. This transaction was accounted for by the purchase method, based on fair values as follows:

Impact's net assets acquired *($000s)*	
Current assets, including cash of $14	$ 2,692
Property and equipment	120,727
Goodwill	45,448
Current liabilities	(8,912)
Asset retirement obligations	(778)
Future income tax liability	(22,226)
	$ 136,951
Value of common shares of Thunder Energy issued	$ 135,835
Acquisition costs	1,116
Total consideration	**$ 136,951**

5. Asset Retirement Obligations

The Trust's asset retirement obligations result from net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $51.0 million which will be incurred between 2005 and 2034. The majority of the costs will be incurred between 2010 and 2034. A credit adjusted risk-free rate of nine percent and an inflation rate of 1.5 percent were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Three months ended September 30,		*Nine months ended September 30,*	
Asset retirement obligations *($000s)*	2005	2004	2005	2004
Balance, beginning of period	$ 13,975	$ 11,967	$ 13,417	$ 10,352
Liabilities incurred in the period	581	475	937	1,650
Liabilities assumed due to business combination - Forte	7,596	-	7,596	-
Liabilities assumed due to business combination - Mustang	5,019	-	5,019	-
Revision	(135)	-	(135)	-
Liabilities released due to dispositions	(3,328)	-	(3,328)	-
Liabilities settled in the period	(431)	(110)	(800)	(110)
Accretion expense	590	251	1,161	691
Balance, end of period	**$ 23,867**	**$ 12,583**	**$ 23,867**	**$ 12,583**

6. Unitholders' Capital

Trust Units of Thunder Energy Trust *(including the conversion of Exchangeable Shares)*	*Nine months ended September 30* Number of units *(000s)*	$ Thousands
Trust units outstanding (see (a) below)	42,738	394,591
Trust units issuable on conversion of exchangeable shares (see (b) below)	3,199	43,768
Balance September 30, 2005	**45,937**	**438,359**

(a) Trust Units of Thunder Energy Trust

Trust Units	*Nine months ended September 30* Number of units *(000s)*	$ Thousands
Balance December 31, 2004	-	-
Issued for common shares	24,246	174,050
Issued on Forte acquisition	6,475	111,033
Issued on Mustang acquisition	9,607	143,021
Reduction of capital, Ember conveyance	-	(20,752)
Reduction of capital, Clipper conveyance	-	(30,485)
Issued for cash on exercise of stock options	1,921	26,366
Exchangeable shares converted	489	9
Unit issue costs	-	(8,651)
Balance September 30, 2005	**42,738**	**394,591**

(b) Exchangeable Shares of Thunder Energy Trust

Exchangeable Shares	*Nine months ended September 30* Number of units *(000s)*	$ Thousands
Balance December 31, 2004	-	-
Issued for common shares	1,758	13,030
Issued on Forte acquisition	927	15,896
Issued on Mustang acquisition	997	14,842
Exchanged for trust units	(483)	-
Balance September 30, 2005	**3,199**	**43,768**

Exchangeable shares accrue notional distributions in-kind and are convertible into trust units at the shareholder's option. Exchangeable shares are non-transferable and are ultimately required to be exchanged for units of the trust.

The exchangeable shares are not transferable and are not entitled to cash distributions. The exchange ratio increases on a monthly basis. The increase in Exchange ratio is calculated by multiplying the Thunder Energy Trust distribution per unit by the exchange ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date. A holder of Thunder Energy Inc. Exchangeable Shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or the Trust Agent. The exchange ratio to convert each exchangeable share to a Trust Unit was 1.00000 at the beginning of the period, 1.01214 effective on August 15, 2005 and 1.02360 effective on September 15, 2005. If the 3.2 million exchangeable shares outstanding at September 30 2005 were exchanged at that time, 3.3 million Trust Units would have been issued.

(c) Common Shares of Thunder Energy Inc.

Common Shares	Number of shares *(000s)*	$ Thousands
	Nine months ended September 30	
Balance December 31, 2004	51,663	189,573
Issued for cash on exercise of stock options	51	156
Tax effect of flow-through shares	-	(3,375)
Balance March 31, 2005	51,714	186,354
Issued for cash on exercise of stock options	380	696
Balance June 30, 2005	52,094	187,050
Issued for cash on exercise of stock options	5	30
Effect of exchange and consolidation ratios	(8,088)	-
Exchanged for trust units	(40,328)	(174,050)
Exchanged for exchangeable shares	(3,683)	(13,030)
Balance September 30, 2005	-	-

In December 2004, the Company issued 1,000,000 flow-through shares at $10 per share. The tax credits associated with expenditures to be funded by this offering were renounced under the look-back rule in the first quarter; therefore, the future tax liability was booked as at March 31, 2005.

As at July 7, 2005, there were 52,098,883 common shares and stock options to acquire an aggregate of 3,781,163 common shares outstanding.

Stock-based compensation	Number of stock options *(000s)*	$ Thousands
	Nine months ended September 30	
Balance December 31, 2004	4,354	$ 6.11
Granted	10	8.43
Cancelled	(143)	7.90
Exercised	(51)	3.31
Balance March 31, 2005	4,170	6.09
Cancelled	(4)	7.06
Exercised	(380)	1.87
Balance June 30, 2005	3,786	6.51
Cancelled	(1,865)	7.90
Exercised	(1,921)	5.16
Balance September 30, 2005	-	$ -

(d) Trust Unit Incentive Plan

Effective July 7, 2005, in accordance with the Plan of Arrangement, the Trust approved a Restricted Unit and Performance Unit incentive plan (the "Plan"). Under the terms of the Plan, both Restricted and Performance Units ("RTUs and PTUs") may be granted to directors, officers, employees, consultants and service providers (the "Plan Participants") to the Trust and any of its subsidiaries.

RTUs of the Trust vest evenly over three years, commencing on the first anniversary date of grant, with the number of Trust Units issued adjusted for the value of the distributions from the time of the granting to the time when the Trust Units are issued. PTUs vest on the third anniversary date of the grant, adjusted for the value of the distributions, plus a further upward or downward adjustment based on the Trust's performance relative to the performance of a group of comparable publicly traded oil and gas royalty trusts.

Upon vesting and at management's option, the Plan participant is entitled to receive either the units granted plus accumulated distributions or the cash payment based on the fair value of the underlying trust units plus notional accrued distributions. As such, the fair value associated with the RTUs and PTUs is expensed in the statement of earnings over the vesting period. As the value of the RTUs and PTUs is dependent upon the trust unit price, the expense recorded in the statement of income may vary from period to period.

For the nine months ended September 30, 2005, the Trust recorded a compensation liability relating to the Plan of $0.6 million. The compensation liability was based on the September 30, 2005 unit closing price of $13.56, distributions of $0.15 per unit in July, August and September, and management's estimate of the number of RTUs and PTUs to be issued on maturity. No estimate has been made for forfeitures. The following table summarizes the RTU and PTU movement for the nine months ended September 30, 2005.

	RTUs	PTUs
Balance December 31, 2004	-	-
Granted	240,303	59,133
Balance September 30, 2005	**240,303**	**59,133**

7. Income Taxes

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. To the extent that cash distributions represent taxable distributions to the unitholders, the distributions will reduce the Trust's future income tax expense. Income taxes recorded in the consolidated statements of income and accumulated earnings differ from the tax calculated by applying the combined Canadian corporate federal and provincial income tax rate to income before taxes as follows:

	Three months ended September 30,		*Nine months ended September 30,*	
Income taxes *($000s)*	2005	2004	2005	2004
Statutory income tax rate for the period	37.75%	38.74%	37.75%	38.99%
Computed income tax expense	$ 2,511	$ 2,435	$ 7,017	$ 9,106
Add (deduct) income tax effect of:				
Non deductible Crown charges, net of ARTC	1,798	756	2,939	3,729
Resource allowance	(1,784)	(997)	(3,421)	(4,153)
Tax rate adjustments	(53)	(46)	(979)	(1,900)
Stock-based compensation	2,307	380	2,983	707
Estimated taxable distribution	(6,342)	-	(6,342)	-
Other	121	59	20	67
Future income tax	(1,442)	2,587	2,217	7,556
Large corporation tax	375	157	788	438
Provision for income taxes	$ (1,067)	$ 2,744	$ 3,005	$ 7,994

8. Financial Instruments

The Trust assumed certain forward sales contracts upon its amalgamation with Forte. These contracts were entered into with Forte's marketers of crude oil and natural gas products to hedge its oil and gas price risk. These contracts were marked to market at $2.2 million at July 7, 2005 and subsequent realized losses have been applied against this recorded liability. At September 30, 2005, the market value of the hedges is $1.1 million which is equal to the remaining liability recorded at the time of acquisition. These contracts were as follows:

Product	Volume Per Day	Price $ Cdn	Delivery Point	Term
Natural Gas	500 mcf/d	7.00	AECO	April 1, 2005 to October 31, 2005
Crude Oil	500 bbls/d	58.30	WTI	January 1, 2005 to December 31, 2005
Crude Oil	200 bbls/d	61.67	WTI	March 1, 2005 to December 31, 2005

The above contracts are physical contracts that are intended to be settled financially each month as part of the process by which the Trust is paid for its production and sales.

9. Supplemental Cash Flow Information

	Three months ended September 30,		*Nine months ended September 30,*	
Supplemental cash flow information *($000s)*	2005	2004	2005	2004
Changes in non-cash working capital:				
Accounts receivable	$ (22,441)	$ (1,806)	$ (12,902)	$ (4,494)
Prepaid expenses	(2,561)	(912)	(2,180)	(655)
Accounts payable and accrued liabilities	20,474	1,325	(7,127)	7,467
	$ (4,528)	$ (1,393)	$ (22,209)	$ 2,318
Changes in non-cash working capital				
Operating activities	$ 7,254	$ (4,465)	$ (19,488)	$ (487)
Investing activities	(11,782)	3,072	(2,721)	2,805
	$ (4,528)	$ (1,393)	$ (22,209)	$ 2,318

10. Related Party Transactions

During the period, the Trust incurred expenditures of $0.9 million for general corporate legal fees to a legal firm of which a director is a partner. The legal fees include transaction costs of $0.8 million relating to the Plan of Arrangement and the remainder is included in general and administrative expenses.

11. Comparative Amounts

Certain comparative amounts have been reclassified to conform to the presentation adopted for the current period.

12. Measurement Uncertainty

The amounts recorded for depletion and depreciation of property and equipment, the asset retirement obligations and the ceiling test calculation are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Energy Trust announces results from its initial quarter of operations

Calgary, Alberta, November 8, 2005 - Thunder Energy Trust (TSX: THY.UN) today released results for third quarter 2005, its initial quarter of operations. Due to timing of the Trust's creation, results are for the period July 7 to September 30, 2005. For reporting purposes, the 2004 results presented are for Thunder Energy Inc. and therefore, are not directly comparable with results for Thunder Energy Trust.

Quarterly results

Production for the period averaged 11,574 boe/d, comprised of 44,680 mmcf/d of natural gas and 4,128 bbls/d of crude oil and natural gas liquids. Distributions declared totaled $19.1 million or $0.45/unit ($0.15/unit per month), and represented 55% of total cash flow. Based on Thunder's unit price of $12.25 this represents a current yield of 14.7%.

Drilling activity

Third quarter drilling activity resulted in 16 gas wells (10.8 net), two oil wells (1.0 net) and five dry holes (2.7 net) for an 81% success rate. Capital spending totaled $21.2 million. Based on test rates, the program added approximately 800 boe/d of initial capacity, of which 140 boe/d came on stream in October and early November. The remaining production adds are expected later in the fourth quarter and early 2006. Procurement costs for the program were consistent with historical results and current expectations with the estimate at less than $24,000 per boe/d, excluding capital spending of approximately $5.6 million related to projects initiated in the second quarter.

Whiskey Creek update

After experiencing plant restrictions, production re-commenced at Thunder's Whiskey Creek property from one well in late August. An attempt to bring a second well on stream in late September proved unsuccessful due to well and facility configuration from the base well bore to plant inlet. A third well is scheduled for tie-in and facility installation in December.

Capacity at Whiskey Creek remains significant at 650-800 boe/d, however, additional design work and capital is required to match wells and facilities to current flow conditions. Thunder is reviewing a number of options to handle the gas/liquid flow rates, with the ultimate expectation of steady production flow. As the property is in a sensitive area, timelines for facility alterations can be lengthy. Thunder will continue to produce this property under the current flow conditions, which allows for restricted "intermittent" flow.

Consolidation of the Trust

In the face of challenging human resource issues within industry, the Trust has successfully staffed key positions with highly skilled and dedicated personnel. After bringing three companies together and

organizing many talents new to these assets, time for consolidation was warranted. Integration of systems, assets, and people is near complete.

Release of guidance for 2006

Technical reviews and internal re-engineering of all producing properties, and the 2006 capital forecast will be complete by early December. Guidance for 2006 is scheduled for release by mid-December 2005.

"Our monthly distribution remains stable at $0.15 per unit into next year based on our ongoing drilling program, low procurement costs, and high operating netbacks" said Stuart Keck, President and CEO. "We began operations with an inventory of more than 100 drillable locations. Our technical teams have continued to cultivate opportunities, which will drive our program of low-risk drilling for at least the next 15 months."

Calgary-based Thunder Energy Trust began trading on the TSX on July 12, 2005. Thunder was created through a Plan of Arrangement with three oil and gas companies, the largest being Thunder Energy Inc. which at the time was the 15th largest publicly-traded oil and gas company in Canada. The Trust has a diverse base of oil and gas properties in Western Canada and a business plan emphasizing low-risk drilling and exploitation aimed at maintaining stable production and sustaining the Trust over the long term.

For further information please contact:

Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Trust's operations or financial results are included in the Trust's reports on file with Canadian securities regulatory authorities.

Note: Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boepd means barrel oil equivalent per day.

HIGHLIGHTS

Financial *($000s, except per unit data)*	**Three Months Ended Sept 30 2005**	**2004**	**% Change**
Petroleum and natural gas sales	**65,866**	28,245	**133**
Funds from operations	**35,037**	15,908	**120**
per unit[1] - basic	**0.79**	0.32	**147**
- diluted	**0.79**	0.31	**155**
Net income	**7,718**	3,542	**118**
per unit[1] - basic	**0.18**	0.07	**157**
- diluted	**0.17**	0.07	**143**
Distributions declared	**19,114**	-	**100**
per unit[1]	**0.45**	-	**100**
Payout ratio[2]	**55%**	-	**100**
Capital expenditures			
Oil & gas	**21,228**	23,648	**(10)**
Debt including working capital deficiency	**148,432**	97,240	**53**
Average units[1] outstanding – basic	**44,083**	50,259	**(12)**
Average units[1] outstanding – diluted	**44,392**	51,254	**(13)**

Operations	Three Months Ended Sept 30 **2005**	2004	% **Change**
Daily production			
Natural gas (mcf/d)	**44,680**	38,883	**15**
Oil and NGLs (bbls/d)	**4,128**	1,293	**219**
Barrels of oil equivalent (boe/d)	**11,574**	7,774	**49**
Average sale prices			
Natural gas ($/mcf)	**9.13**	6.13	**49**
Oil and NGLs ($/bbl)	**69.90**	44.27	**58**
Operating netback	**39.38**	33.70	**17**
Wells drilled – gross (net)			
Gas	**16 (10.8)**	18 (17.6)	
Oil	**2 (1.0)**	-	
CBM	**-**	21 (20.6)	
Dry	**5 (2.7)**	1 (1.0)	
Total	**23 (14.5)**	40 (39.2)	

[1] The term "units" has been used to identify both the trust units and exchangeable shares of the Trust issued on or after July 7, 2005 as well as the common shares of the corporation outstanding prior to the conversion on July 7, 2005.
[2] The payout ratio is calculated using distributions divided by the funds from operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Statements made throughout this quarterly report may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; health, safety and environmental risks); and commodity price and exchange rate fluctuations. Additional information on these and other factors that could affect Thunder Energy Trust's ("Thunder Trust" or the "Trust") operations or financial results are included in the Trust's reports on file with Canadian securities regulatory authorities.

The following discussion and analysis as provided by the management of the Trust should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2005 and 2004 and the audited consolidated financial statements and management's discussion and analysis of Thunder Energy Inc. ("Thunder Energy") for the year ended December 31, 2004. This management's discussion and analysis was prepared as of November 8, 2005.

***Basis of presentation** - The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles. The reporting and the measurement currency is the Canadian dollar.*

***Non-GAAP measurements** - This management's discussion and analysis ("MD&A") contains the term funds from operations to analyze operations and leverage. The term distributable cash is also used to present the amount of cash that the Trust distributes to unitholders. Neither distributable cash nor funds from operations presented have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and; therefore, may not be comparable with the calculation of similar measures for other entities. Distributable cash and funds from operations as presented are not intended to represent net earnings for the period nor should they be viewed as an alternative to net income as determined in accordance with GAAP. The reconciliation between net earnings and funds from operations can be found in the consolidated statements of cash flows in the unaudited interim financial statements. The Trust also presents funds from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of earnings per unit.*

***BOE presentation** – The term barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. The BOE conversion ratio used by the Company of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.*

Corporate Reorganization

Effective July 7, 2005, Thunder Energy Inc. ("Thunder Energy"), Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") entered into a business combination resulting in the conversion into an energy trust through a Plan of Arrangement. The reorganization resulted in the shareholders of Thunder Energy receiving trust units in the new oil and natural gas

energy trust, Thunder Energy Trust, and common shares in two new publicly-listed companies: Ember Resources Inc. ("Ember"), a coal bed methane company, and Alberta Clipper Energy Inc. ("Clipper") an exploration and production company. An additional exploration and production company was created, Valiant Energy Inc. ("Valiant"), which owns certain Forte exploration assets and undeveloped lands.

Shareholders of Thunder Energy received common shares of Ember and Clipper and at their election, either units of the Trust or exchangeable shares which may be exchanged into units of the Trust.

Specifically, shareholders of the respective companies, after the consolidation of shares, received:

For each Thunder Energy common share owned:
(a) 0.5 trust units or exchangeable shares
(b) 0.3333 common shares of Clipper
(c) 0.3333 common shares of Ember

For each Mustang common share owned:
(a) 0.55 trust units or exchangeable shares
(b) 0.3666 common shares of Clipper
(c) 0.0833 common share of Ember

For each Forte common share owned:
(a) 0.175 trust units or exchangeable shares
(b) 0.3333 common shares of Valiant

One-time costs related to the transaction have been included in the financial statements for the periods ended September 30, 2005. External costs related to the reorganization have been included as a capital cost. Internal costs including $3.3 million in retention and severance and $5.4 million of stock-based compensation expense related to the wind-up of the stock option plan have been charged to results of operations of the Trust. The costs related to the reorganization incurred by Mustang and Forte were reflected in the financial statements of those Companies prior to the transaction date.

The financial statements of the Trust have been prepared on a continuity of interest basis which recognized the Trust as the successor to Thunder Energy. Accordingly, the consolidated financial statements for periods prior to July 7, 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Thunder Energy. The nine months ended September 30, 2005 reflect the results of operations and cash flows of Thunder Energy and its subsidiaries for the period January 1, 2005 to July 6, 2005 and the results of operations and cash flows of the Trust and its subsidiaries for the period July 7, 2005 to September 30, 2005. **Due to the conversion into an energy trust, certain information included in the MD&A for prior periods may not be directly comparable.**

The term "units" has been used to identify both trust units issued on or after July 7, 2005 as well as common shares of Thunder Energy outstanding prior to the conversion on July 7, 2005.

Results of Operations

Oil and gas revenue for the third quarter increased 133% to $65.9 million compared with the same period in 2004. For the nine months ended September 30, 2005, revenue increased 46% to $127.9 million. The growth in both periods was due to higher production volumes related to the Mustang and Forte acquisitions, partially offset by the transfer of properties to Ember and Clipper, and higher commodity prices. Quarter over quarter, the Trust's average natural gas price increased 49%, and average oil and NGL price rose 58%. Year over year natural gas prices averaged 20% higher, while the average oil and NGLs price increased 57%.

Oil and Gas Revenue *($000s)*

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Gross revenue	**65,866**	28,245	**127,945**	87,360
Transportation expenses	**(1,982)**	(1,008)	**(4,800)**	(3,228)
Net revenue	**63,884**	27,237	**123,145**	84,132

Oil and Gas Revenue *($000s, net of transportation expenses)*

	Natural Gas	Crude Oil and NGLs	Total
Three months ended September 30, 2004	**21,960**	**5,277**	**27,237**
Effect of change in product prices	11,950	9,700	21,650
Effect of change in sales volumes	3,428	11,569	14,997
Three months ended September 30, 2005	**37,338**	**26,546**	**63,884**
Nine months ended September 30, 2004	**69,760**	**14,372**	**84,132**
Effect of change in product prices	14,213	13,149	27,362
Effect of change in sales volumes	2,216	9,435	11,651
Nine months ended September 30, 2005	**86,189**	**36,956**	**123,145**

Production

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Crude oil *(bbls/d)*	3,833	1,098	1,960	1,153
NGLs *(bbls/d)*	295	195	205	160
Total oil and NGLs *(bbls/d)*	4,128	1,293	2,165	1,313
Natural gas *(mcf/d)*	44,680	38,883	40,301	38,997
Total boe *(boe/d)*	**11,574**	**7,774**	**8,882**	**7,813**

Transportation expenses for the third quarter were 3% of revenue compared with 4% in the same period in 2004. Year-to-date transportation expenses remained steady at 4% of revenues compared 2004. These costs relate to transporting natural gas on the main natural gas pipelines and oil trucking charges. In the past, these amounts were offset against revenue and not disclosed separately. Prior periods have been restated to reflect this change in presentation.

Average Commodity Prices

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Natural gas				
NYMEX *($US/mmbtu)*	8.17	5.83	7.15	5.84
AECO *($/mmbtu)*	9.37	6.08	7.88	6.40
Trust price before transportation *($/mcf)*	**9.50**	6.33	**8.17**	6.73
Transportation *($/mcf)*	(0.37)	(0.20)	(0.33)	(0.22)
Trust price at the wellhead *($/mcf)*	**9.13**	6.13	**7.84**	6.51
Crude oil *($/bbl)*				
WTI *($US/bbl)*	63.19	43.88	55.40	39.11
Edmonton posted	76.51	56.25	67.91	50.82
Trust price before transportation	**71.13**	46.87	**64.56**	42.46
Transportation	(1.23)	(2.60)	(2.05)	(2.53)
Trust price at the wellhead	**69.90**	44.27	**62.51**	39.93
Cdn/US $ average exchange rate	**1.202**	1.307	**1.220**	1.328

Royalties increased for both the quarter and year-to-date due to the increased production arising from the acquisitions of Mustang and Forte. Royalties also increased quarter over quarter due to stronger commodity prices. A 2004 gas cost allowance refund received in the second quarter of 2005 offset the royalty increase for the nine-month period.

Royalties *($000s)*

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Crown	**10,539**	3,878	**17,275**	13,668
Freehold and other	**2,483**	992	**4,697**	2,935
Gross royalties	**13,022**	4,870	**21,972**	16,603
ARTC	**(125)**	(125)	**(366)**	(375)
Net royalties	**12,897**	4,745	**21,606**	16,228

Royalty Rates *(as a % of revenue, net of transportation expenses)*

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Crown	**16.5**	14.2	**14.0**	16.2
Freehold and other	**3.9**	3.6	**3.8**	3.5
Gross royalties	**20.4**	**17.8**	**17.8**	**19.7**
ARTC	**(0.2)**	(0.5)	**(0.3)**	(0.4)
Net royalties	**20.2**	**17.3**	**17.5**	**19.3**

Operating costs for the quarter increased 21% to $8.51/boe from the same period in 2004, and were up 26% to $8.18/boe year over year. These increases reflect higher costs in the industry as a whole, and the Trust's increased presence in Northeast British Columbia and Northern Alberta which have higher operating costs.

Operating Costs

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Operating costs *($000s)*	**9,059**	5,022	**19,827**	13,878
Per boe *($)*	**8.51**	7.02	**8.18**	6.48

Operating netbacks represent on a per boe basis the operating profit margin on the sale of petroleum and natural gas commodities.

Operating Netback *Per boe ($)*

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Selling price	**60.00**	38.08	**50.79**	39.30
Royalties, net of ARTC	**(12.11)**	(6.63)	**(8.91)**	(7.58)
Operating costs	**(8.51)**	(7.02)	**(8.18)**	(6.48)
Operating netback	**39.38**	24.43	**33.70**	25.24

General and administrative expenses (G&A) increased over prior periods due to higher staffing levels with the increased size of the Trust's operations and one-time retention and severance costs of $3.3 million related to the Plan of Arrangement. On a per boe basis, quarterly net G&A was $1.49 before the non-recurring costs. Year-to-date, G&A was $1.37/boe without the one-time expense.

G&A Expenses

	Three months ended September 30		Nine months ended September 30	
($000s)	**2005**	2004	**2005**	2004
Gross G&A expenses	**2,719**	1,928	**6,710**	5,197

Capitalized G&A	**(405)**	(448)	**(1,214)**	(1,345)
Recoveries from joint operations				
Capital	**(158)**	(513)	**(1,083)**	(1,925)
Operating	**(565)**	(334)	**(1,094)**	(955)
Net G&A expenses	**1,591**	633	**3,319**	972
Non-recurring retention and severance	**3,300**	-	**3,300**	-
Net G&A & non-recurring expense	**4,891**	633	**6,619**	972
Per boe *($)*				
Gross G&A expenses	**2.55**	2.70	**2.77**	2.43
Capitalized G&A	**(0.38)**	(0.63)	**(0.50)**	(0.63)
Recoveries from joint operations				
Capital	**(0.15)**	(0.72)	**(0.45)**	(0.90)
Operating	**(0.53)**	(0.47)	**(0.45)**	(0.45)
Net G&A expenses	**1.49**	0.88	**1.37**	0.45
Non-recurring retention and severance	**3.10**	-	**1.36**	-
Net G&A & non-recurring expense	**4.59**	0.88	**2.73**	0.45

Effective July 1, 2005, the Trust changed its accounting policy for G&A expenses in order to better reflect the cost of bringing assets on production. Formerly Thunder Energy expensed all indirect G&A expenses related to acquisition, exploration and development activities. Under the new policy, certain salaries and benefits related to these activities will be included in the full cost pool and depleted. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance sheet *($000s)*	As at December 31, 2004
Property and equipment	4,160
Future income tax liability	(1,722)
Retained earnings	(2,438)

Income statement *($000s, except per unit data)*	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
General and administrative expenses	(448)	(1,345)
Depreciation, amortization and accretion expense	94	300
Future tax expense	137	405
Net income impact	217	640
Net income per unit – basic	-	$ 0.02
Net income per unit – diluted	$ 0.01	$ 0.02

Interest expense rose 110% over third quarter 2004 and 48% for the nine-month period due to higher average debt levels following the assumption of debt from Mustang and Forte.

Interest Expense

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Interest expense *($000s)*	**1,625**	772	**3,501**	2,369
Average revolving demand bank debt outstanding *($000s)*	**144,397**	81,357	**117,500**	77,212
Effective annualized interest rate for the period *(%)*	**4.5**	3.7	**4.0**	4.1

Depletion, depreciation and accretion (DD&A) expenses increased $8.96/boe over third quarter 2004 and $6.68/boe year-to-date. The increases were due to the acquisition of Mustang and Forte, offset by the transfer of Ember and Clipper assets, the reduction in Thunder Energy's proved reserves at December 31, 2004 and the rising trend in general industry costs. Accretion and DD&A on the asset retirement obligation increased due to the assumption of liabilities from Mustang and Forte and a revision to the Trust's liability estimate in the third quarter.

DD&A

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
DD&A *($000s)*	**22,650**	8,804	**45,104**	25,516
Per boe *($)*	**21.27**	12.31	**18.60**	11.92

Stock-based compensation expense increased in the third quarter to $6.1 million and to $7.9 million for the nine-month period as compared to $1.0 million and $1.8 million in the comparative periods. In the quarter, $5.4 million of stock-based compensation related to the exercise of options vested on July 7, 2005. An additional $0.6 million was apportioned to Ember ($0.2 million) and Clipper ($0.4 million). The amounts allocated were based on the relative reserve values of the proved and probable oil and natural gas reserves (discounted at 10 percent) as determined by independent reserve engineers.

Provision for income taxes

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. To the extent that cash distributions represent taxable distributions to the unitholders, the distributions will reduce the Trust's future income tax expense.

Funds from operations increased 120% over third quarter 2004 to $35.0 million, and were up 41% year-to-date to $70.8 million. This growth stemmed from higher commodity prices and increased production volumes related to the acquisitions of Forte and Mustang.

Funds from Operations

	Three months ended September 30	Nine months ended September 30

	2005	2004	2005	2004
Funds from operations *($000s)*	**35,037**	15,908	**70,804**	50,247
Per unit - basic *($)*	**0.79**	0.32	**1.65**	1.19
- diluted *($)*	**0.79**	0.31	**1.59**	1.16

Net income increased 118% quarter over quarter to $7.7 million due to higher production volumes and strong commodity prices, offset by higher G&A and non-cash expenses, DD&A and stock-based compensation. Year-to-date, net income remained steady at $15.6 million, primarily due to increasing prices for oil and NGLs and natural gas and higher production volumes offset by non-recurring costs related to the acquisitions of Mustang and Forte.

Net Income

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Net Income *($000s)*	**7,718**	3,542	**15,582**	15,361
Per unit - basic *($)*	**0.18**	0.07	**0.36**	0.37
- diluted *($)*	**0.17**	0.07	**0.35**	0.36

Capital expenditures related to oil and gas for the year to date aggregated $63.9 million and included the cost of drilling 16 gas wells (10.8 net), two oil wells (1.0 net) and five dry holes (2.7 net). The table below breaks out the capital expenditures by category:

***Capital Expenditures** ($000s)*

	Three months ended September 30		Nine months ended September 30	
	2005	2004	**2005**	2004
Land and rentals	**357**	4,714	**2,659**	7,560
Seismic	**206**	1,056	**4,243**	4,875
Conventional drilling and completions	**10,721**	9,830	**31,971**	23,714
Well equipping and tie-in	**5,507**	2,889	**16,021**	7,912
Facility and gas gathering	**4,068**	2,728	**4,890**	4,428
Other, including capitalized G&A	**369**	398	**1,270**	1,568
Total conventional capital expenditures	**21,228**	21,615	**61,054**	50,059
CBM drilling, completion and facilities	**-**	2,033	**2,884**	9,803
Total capital expenditures	**21,228**	23,648	**63,938**	59,861

Corporate Restructuring

On July 7, 2005, and in conjunction with the Plan of Arrangement issued on June 5, 2005, Thunder Energy amalgamated with Mustang and Forte to form the Trust, two exploration companies, Clipper and Valiant, and a coal-bed methane company Ember. The amalgamation was accounted for as a business combination with Thunder Energy being deemed the acquirer of Mustang and Forte, net of the Valiant assets. Consequently the Trust has accounted for Mustang and Forte as acquisitions under the purchase method of accounting. Certain Mustang assets acquired by Thunder Energy were transferred to Clipper. As the former Thunder Energy shareholder group had the majority of the voting control of Clipper, Ember and the Trust (including its subsidiaries), the transfer of assets and liabilities from Thunder Energy to Clipper and Ember was accounted for at Thunder Energy's net book value; the transfer of the Mustang assets to Clipper was at fair value, being Thunder Energy's acquisition cost.

The consideration for the Mustang acquisition was 1.1 trust units for each Mustang share resulting in 9,607,144 million trust units and 996,832 exchangeable shares being issued post share consolidation of 0.5. The value assigned to each Trust unit was $8.50 based on the closing Thunder Energy share price at July 6, 2005. The value of the transaction was $157.9 million net of the $22.4 million reduction for the conveyance of certain assets and liabilities to Clipper. The results of Mustang have been included in the financial statements commencing on the acquisition date, and the preliminary allocation of the purchase price is as follows:

Mustang's net assets acquired *($000s)*	
Current assets	10,523
Property and equipment	159,846
Goodwill	67,794
Current liabilities	(36,895)
Asset retirement obligations	(5,019)
Future income tax liability	(38,386)
	157,863
Value of units and exchangeable shares of Trust issued	**157,863**

The consideration for the Forte acquisition was 0.35 trust units for each Forte share resulting in 6,474,980 trust units and 927,665 exchangeable shares being issued post share consolidation of 0.5. The value assigned to each Thunder trust unit was $8.50 based on closing Thunder Energy share price on July 6, 2005. The value of the transaction was $126.9 million net of the $33.9 million reduction for the conveyance of certain assets and liabilities to Valiant prior to the amalgamation. The results of Forte have been included in the financial statements commencing on the acquisition date, and the preliminary allocation of the purchase price is as follows:

Forte's net assets acquired *($000s)*	
Current assets	13,577
Property and equipment	122,821
Goodwill	61,840
Current liabilities	(36,751)
Asset retirement obligations	(7,596)

Future income tax liability	(26,962)
	126,929
Value of units and exchangeable shares of Trust issued	**126,929**

In conjunction with the Arrangement, Thunder Energy transferred certain assets and undeveloped land to Ember and Clipper. At the time of the transaction the companies were related, and consequently, the assets were transferred to Ember and Clipper at their carrying values.

The preliminary values transferred to Ember were as follows:

Ember net assets transferred *($000s)*	
Property and equipment	16,431
Future income tax asset	10,808
Asset retirement obligations	(1,487)
Net assets transferred	25,752
Cash paid	5,000
Net assets transferred and reduction in capital	**20,752**

The preliminary values transferred to Clipper were as follows:

Clipper net assets transferred *($000s)*	
Property and equipment	28,847
Future income tax asset	9,479
Accounts payable	(1,000)
Asset retirement obligations	(1,841)
Net assets transferred	35,485
Cash paid	5,000
Net assets transferred and reduction in capital	**30,485**

In conjunction with the Arrangement, all outstanding stock options of Thunder Energy vested and option holders had the right to exercise their options until August 5, 2005 after which time the options expired. As a result, a stock-based compensation expense of $5.4 million has been charged to the earnings of the Trust. An amount of stock-based compensation was apportioned to Ember and Clipper based on the relative reserve values of the proven and probable oil and natural gas reserves (discounted at 10 percent) as determined by independent reserve engineers.

Liquidity

For the nine months ended September 30, 2005, capital expenditures of $63.9 million, site restoration and abandonment costs of $0.8 million, cash distributions to unitholders of $12.7 million and an increase in working capital deficit from the acquisition of Mustang and Forte of $49.5 million were funded by funds from operations of $70.8 million, $11.5 million in proceeds from the issuance of trust units and exchangeable shares resulting from the exercise of stock options, and an increase of $44.6 million in net debt including working capital.

On July 7, 2005, in conjunction with the Plan of Arrangement, the Trust entered into a new credit facility with a syndicate of chartered banks consisting of a $160.0 million revolving term credit facility. The credit facility is available on a revolving basis and is subject to extension of that date annually with the agreement of the lenders. The credit facilities are secured by the Trust's assets and are subject to semi-annual review at which time the lenders may redetermine the borrowing base.

Financial Instruments

The Trust assumed certain forward sales contracts upon its amalgamation with Forte. These contracts were marked to market at July 7, 2005 with a corresponding liability recognized in the allocation of the purchase price. Subsequent losses as the contracts are settled are applied against this liability. At September 30, 2005, the market value of the hedges is $1.1 million which is equal to the remaining liability recorded at the time of acquisition. These contracts were as follows:

Product	Volume Per Day	Price $ Cdn	Delivery Point	Term
Natural Gas	500 mcf/d	7.00	AECO	April 1, 2005 to October 31, 2005
Crude Oil	500 bbls/d	58.30	WTI	January 1, 2005 to December 31, 2005
Crude Oil	200 bbls/d	61.67	WTI	March 1, 2005 to December 31, 2005

Asset Retirement Obligations

Thunder Energy adopted Section 3110 of the CICA Handbook on January 1, 2004. The new standard required the Company, and now the Trust, to accrue its asset retirement obligations which result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. A reconciliation of the asset retirement obligations is provided below:

Asset Retirement Obligations *($000s)*

	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	**2005**	2004
Balance, beginning of period	**$ 13,975**	$ 11,967	**$ 13,417**	$ 10,352
Liabilities incurred in the period	**581**	475	**937**	1,650
Liabilities assumed due to business combination - Forte	**7,596**	-	**7,596**	-
Liabilities assumed due to business combination - Mustang	**5,019**	-	**5,019**	-
Revision	**(135)**	-	**(135)**	-
Liabilities released due to dispositions	**(3,328)**	-	**(3,328)**	-
Liabilities settled in the period	**(431)**	(110)	**(800)**	(110)
Accretion expense	**590**	251	**1,161**	691
Balance, end of period	**$ 23,867**	$ 12,583	**$ 23,867**	$ 12,583

Distributable Cash and Distributions
Management monitors the Trust's distribution payout policy with respect to forecasted net cash flow, debt levels and capital expenditures. In the third quarter, 55% of cash flow was distributed to unitholders. The Trust expects to distribute between 50% to 60% of its annual cash flow to unitholders in the near term, under the current commodity price environment, and retain the remaining cash flow for capital expenditures and debt repayment. Exchangeable shares are convertible into trust units of the Trust based on the exchange ratio, which is adjusted monthly to reflect that distributions are not paid on the exchangeable shares and cash flow related to the exchangeable shares is retained by the Trust for additional capital expenditures or debt repayment. The key drivers of the Trust's cash flow, as is generally the case with other energy trusts, are commodity prices and production.

The amount of distributable cash of the Trust is calculated in accordance with the Trust's indenture. Distributable cash is not a measure under GAAP and there is no standard measure of distributable cash. Distributable cash, as presented, may not be comparable to similar measures presented by other trusts.

Distributable Cash

($000s, except per unit amounts)	Three months ended September 30 **2005**	Nine months ended September 30 **2005**
Funds from operations	**35,037**	**70,804**
Cash withheld to fund capital operations	**15,923**	**51,690**
Cash distributions payable	**6,419**	**6,419**
Cash distributions paid	**12,695**	**12,695**
Accumulated cash distributions and payable, end of period	**19,114**	**19,114**
Cash distributions payable per unit	**0.15**	**0.15**
Cash distributions paid per unit	**0.30**	**0.30**
Accumulated cash distributions and payable per unit, end of period	**0.45**	**0.45**

Management believes with current commodity prices, forecasted cash distributions of $0.15 per trust unit and forecasted fourth quarter production, the Trust will meet its cash flow distribution target of between 50% and 60% of cash flow in the fourth quarter.

Tax Treatment of Distributions
The Trust has provided to unitholders general comments regarding the taxability of distributions but does not intend to provide legal or tax advice. Trust unitholders, exchangeable shareholders, or potential investors should seek their own legal or tax advice in this regard.

Quarterly Information *($000s, except per unit data)*[3]

	2003	2004		
	Q4	Q1	Q2	Q3
Petroleum and natural gas sales	25,207	28,232	30,883	28,245
Funds from operations	13,794	15,455	18,885	15,909
Per unit *($)*				
Basic	0.44	0.49	0.43	0.32
Diluted	0.42	0.47	0.42	0.31
Net income	2,152	5,899	5,920	3,542
Per unit *($)*				
Basic	0.07	0.19	0.13	0.07
Diluted	0.07	0.18	0.13	0.07

	2004	**2005**		
	Q4	**Q1**	**Q2**	**Q3**
Petroleum and natural gas sales	29,049	**29,350**	**32,729**	**65,866**
Funds from operations	15,525	**16,599**	**19,168**	**35,037**
Per unit *($)*				
Basic	0.31	**0.32**	**0.37**	**0.79**
Diluted	0.30	**0.31**	**0.36**	**0.79**
Net income	1,410	**3,243**	**4,621**	**7,718**
Per unit *($)*				
Basic	0.03	**0.06**	**0.09**	**0.17**
Diluted	0.03	**0.06**	**0.09**	**0.17**

Due to the conversion into an energy trust, certain information included in the MD&A for prior periods may not be directly comparable.

[3] The effect of the change in accounting policy regarding the capitalization of general and administrative expenses has been applied retroactively with restatement of prior periods.

CONSOLIDATED BALANCE SHEETS
(unaudited)

($000s)	**September 30, 2005**	December 31, 2004 *(Restated – note 2)*
Assets		
Current		
Cash	**$ -**	$ 21
Accounts receivable	**36,630**	23,728
Prepaid expenses	**3,133**	953
	39,763	24,702
Property and equipment (Notes 2, 3)	**669,334**	410,242
Goodwill (Notes 3, 4)	**175,082**	45,448
	$ 884,179	$ 480,392
Liabilities and Unitholders' Equity		
Current		
Bank indebtedness	**$ 4,802**	$ 1,568
Distributions payable	**6,419**	-
Accounts payable and accrued liabilities	**40,454**	47,581
Revolving demand loan	**136,520**	82,896
	188,195	132,045
Capital lease obligations	**-**	94
Stock-based compensation liability (Note 6)	**614**	-
Asset retirement obligations (Note 5)	**23,867**	13,417
Future income taxes	**159,882**	68,656
	372,558	214,212
Unitholders' equity		
Unitholders' capital (Note 6)	**394,591**	189,573
Exchangeable shares (Note 6)	**43,768**	-
Contributed surplus (Note 6)	**3,025**	2,836
Accumulated cash distributions	**(19,114)**	-
Accumulated earnings	**89,351**	73,771
	511,621	266,180
	$ 884,179	$ 480,392

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
($000s, except per unit data)	**2005**	2004	**2005**	2004
		(Restated – note 2)		*(Restated – note 2)*
Revenue				
Petroleum and natural gas sales	**$ 65,866**	$ 28,245	**$ 127,945**	$ 87,360
Royalties, net of ARTC	**(12,897)**	(4,745)	**(21,606)**	(16,228)
Transportation expenses	**(1,982)**	(1,008)	**(4,800)**	(3,228)
Petroleum and natural gas sales, after royalties and transportation	**50,987**	22,492	**101,539**	67,904
Expenses				
Operating	**9,059**	5,022	**19,827**	13,878
General and administrative	**4,891**	633	**6,619**	972
Stock-based compensation	**6,111**	975	**7,901**	1,814
Interest	**1,625**	772	**3,501**	2,369
Depletion, depreciation and accretion	**22,650**	8,804	**45,104**	25,516
	44,336	16,206	**82,952**	44,549
Income before taxes	**6,651**	6,286	**18,587**	23,355
Provision for income taxes (Note 7)	**(1,067)**	2,744	**3,005**	7,994
Net income for the period	**7,718**	3,542	**15,582**	15,361
Accumulated earnings				
Beginning of period	**81,633**	68,821	**73,769**	57,961
Retroactive application of change in accounting policy (Note 2)	**-**	-	**-**	(959)
End of period	**$ 89,351**	$ 72,363	**$ 89,351**	$ 72,363
Units and Shares outstanding (weighted average)				
Units	**40,755**	50,259	**39,567**	42,051
Units and Exchangeable Shares (Basic)	**44,083**		**43,033**	
Units and Exchangeable Shares (Diluted)	**44,392**	51,254	**44,519**	43,233
Net income per unit and share				
Units and Exchangeable Shares (Basic)	**$ 0.18**	$ 0.07	**$ 0.36**	$ 0.37
Units and Exchangeable Shares (Diluted)	**$ 0.17**	$ 0.07	**$ 0.35**	$ 0.36

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

($000s)	Three Months Ended September 30 **2005**	2004 *(Restated – note 2)*	Nine Months Ended September 30 **2005**	2004 *(Restated – note 2)*
Operating Activities				
Net income for the period	**$ 7,718**	$ 3,542	**$ 15,582**	$ 15,361
Add items not requiring cash:				
Stock-based compensation	**6,111**	975	**7,901**	1,814
Depletion, depreciation and accretion	**22,650**	8,804	**45,104**	25,516
Future income taxes	**(1,442)**	2,587	**2,217**	7,556
Funds from operations	**35,037**	15,908	**70,804**	50,247
Site restoration and abandonment	**(432)**	(110)	**(801)**	(110)
Changes in non-cash working capital related to operating activities (Note 9)	**7,254**	(4,465)	**(19,488)**	(487)
Cash provided by operating activities	**41,859**	11,333	**50,515**	49,650
Financing Activities				
Issue of units and shares for cash, net of costs	**10,672**	179	**11,506**	1,871
Increase (decrease) in bank indebtedness	**1,846**	989	**3,234**	191
Increase in revolving demand loan	**28,562**	8,100	**53,624**	11,808
Cash distributions paid	**(12,695)**	-	**(12,695)**	-
Cash received on Plan of Arrangement (Note 3)	**10,000**	-	**10,000**	-
Cash provided by financing activities	**38,385**	9,268	**65,669**	13,870
Investing Activities				
Expenditures on property and equipment	**(21,228)**	(23,648)	**(63,938)**	(59,861)
Assumption of working capital deficit on business acquisition (Note 3, 4)	**(49,546)**	(25)	**(49,546)**	(5,415)
Deferred transaction costs	**2,312**	-	**-**	-
Business acquisition costs (Note 4)	**-**	-	**-**	(1,049)
Changes in non-cash working capital related to Investing activities (Note 9)	**(11,782)**	3,072	**(2,721)**	2,805
Cash used in investing activities	**(80,244)**	(20,601)	**(116,205)**	(63,520)
Net change in cash position	**-**	-	**(21)**	-
Cash - beginning of period	**-**	-	**21**	-
- end of period	**$ -**	$ -	**$ -**	$ -

See accompanying notes

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Formation and Financial Presentation

Thunder Energy Trust (the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the province of Alberta. The Trust was established as part of a Plan of Arrangement (the "Arrangement"), which became effective on July 7, 2005.

The Arrangement gave effect to the transaction completed with Thunder Energy Inc. ("Thunder Energy"), Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") to combine the entities to create a new oil and gas Trust, two exploration-focused production companies: Alberta Clipper Energy Inc. ("Clipper") and Valiant Energy Inc. ("Valiant"); and a resource-based coal bed methane company, Ember Resources Inc. ("Ember"). As a result of the combination, shareholders of Thunder Energy received 0.5 trust units or exchangeable shares of the Trust, 0.3333 common shares of Clipper and 0.3333 common shares of Ember after the units of the Trust were consolidated on a 1:2 basis, and the common shares of Clipper and Ember were consolidated on a 1:3 basis.

The conversion of Thunder Energy to a Trust has been accounted for on a continuity of interest basis. Accordingly, the consolidated financial statements for 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Thunder Energy. The nine months ended September 30, 2005 reflect the results of operations and cash flows of Thunder Energy and its subsidiaries for the period January 1 to July 6, 2005 and the results of operations and cash flows of the Trust and its subsidiary for the period July 7 to September 30, 2005. The comparative figures are the results of Thunder Energy Inc. and its subsidiaries. Due to the conversion into an energy trust, certain information included in the financial statements for prior periods may not be directly comparable.

The term "units" has been used to identify both the trust units and exchangeable shares of the Trust issued on or after July 7, 2005 as well as the common shares of the corporation outstanding prior to the conversion on July 7, 2005.

1. Summary of Accounting Policies

The unaudited interim consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), using the same accounting policies as those set out in Note 2 to the consolidated financial statements of Thunder Energy for the year ended December 31, 2004 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004.

2. Change in Accounting Policies

Effective July 1, 2005, the Trust changed its accounting policy for general and administrative (G&A) expenses in order to better reflect the cost of bringing assets on production. Formerly Thunder Energy expensed all indirect G&A expenses related to acquisition, exploration and development activities. Under the new policy, certain salaries and benefits related to these

activities are being included in the full cost pool and depleted. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance sheet *($000s)*	As at December 31, 2004
Property and equipment	4,160
Future income tax liability	(1,722)
Retained earnings	(2,438)

Income statement *($000s, except per unit data)*	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
General and administrative expenses	(448)	(1,345)
Depreciation, amortization and accretion expense	94	300
Future tax expense	137	405
Net income impact	217	640
Net income per unit – basic	-	$ 0.02
Net income per unit – diluted	$ 0.01	$ 0.02

3. Plan of Arrangement

On July 7, 2005, and in accordance with the Plan of Arrangement issued on June 5, 2005, Thunder Energy amalgamated with Mustang and Forte to form the Trust, two exploration companies, Clipper and Valiant, and a coal-bed methane company, Ember. The amalgamation was accounted for as a business combination with Thunder Energy being deemed the acquirer of Mustang and Forte, net of the Valiant assets. Consequently the Trust has accounted for Mustang and Forte as acquisitions under the purchase method of accounting. Certain Mustang assets acquired by Thunder Energy were transferred to Clipper. As the former Thunder Energy shareholders had the majority of the voting control of Clipper, Ember and the Trust (including its subsidiaries), the transfer of assets and liabilities from Thunder Energy to Clipper and Ember was accounted for at Thunder Energy's net book value; the transfer of the Mustang assets to Clipper was at fair value, being Thunder Energy's acquisition cost.

The consideration for the Mustang acquisition was 1.1 trust units for each Mustang share resulting in 9,607,144 million trust units and 996,832 exchangeable shares being issued post share consolidation of 0.5. The value assigned to each Trust unit was $8.50 based on the closing Thunder Energy share price at July 6, 2005. The value of the transaction was $157.9 million, net of the $22.4 million reduction for the conveyance of certain assets and liabilities to Clipper. The results of Mustang have been included in the financial statements commencing on the acquisition date. The preliminary allocation of the purchase price is as follows:

Mustang's net assets acquired *($000s)*	
Current assets	$ 10,523
Property and equipment	159,846
Goodwill	67,794
Current liabilities	(36,895)
Asset retirement obligations	(5,019)
Future income tax liability	(38,386)
	$ 157,863

Value of units and exchangeable shares of Trust issued	**$ 157,863**

The consideration for the Forte acquisition was 0.35 trust units for each Forte share resulting in 6,474,980 trust units and 927,665 exchangeable shares being issued post share consolidation of 0.5. The value assigned to each Trust unit was $8.50 based on closing Thunder Energy share price on July 6, 2005. The value of the transaction was $126.9 million, net of the $33.9 million reduction for the conveyance of certain assets and liabilities to Valiant prior to the amalgamation. The results of Forte have been included in the financial statements commencing on the acquisition date. The preliminary allocation of the purchase price is as follows:

Forte's net assets acquired *($000s)*	
Current assets	$ 13,577
Property and equipment	122,821
Goodwill	61,840
Current liabilities	(36,751)
Asset retirement obligations	(7,596)
Future income tax liability	(26,962)
	$ 126,929
Value of units and exchangeable shares of Trust issued	**$ 126,929**

In conjunction with the Plan of Arrangement, Thunder Energy transferred certain assets and undeveloped land to Ember and Clipper. At the time of the transaction the companies were related, and consequently, the assets were transferred to Ember and Clipper at their carrying values which, for the assets acquired by Thunder Energy from Forte and Mustang, was fair market value.

The preliminary values transferred to Ember were as follows:

Ember net assets transferred *($000s)*	
Property and equipment	$ 16,431
Future income tax asset	10,808
Asset retirement obligations	(1,487)
Total assets transferred	25,752
Cash paid	5,000
Net assets transferred and reduction in capital	**$ 20,752**

The preliminary values transferred to Clipper were as follows:

Clipper net assets transferred *($000s)*	
Property and equipment	$ 28,847
Future income tax asset	9,479
Accounts payable	(1,000)
Asset retirement obligations	(1,841)
Total assets transferred	35,485
Cash paid	5,000
Net assets transferred and reduction in capital	**$ 30,485**

In conjunction with the Plan of Arrangement, all outstanding stock options of Thunder Energy vested and option holders had the right to exercise their options until August 5, 2005 after which time the options expired. As a result, a stock-based compensation expense of $5.4 million has been charged to the earnings of the Trust. An amount of stock-based compensation was

apportioned to Ember and Clipper based on the relative reserve values of the proven and probable oil and natural gas reserves (discounted at 10 percent) as determined by independent reserve engineers.

4. Business Combination

On April 30, 2004, Thunder Energy acquired all of the issued and outstanding common shares of Impact Energy Inc. ("Impact") on the basis of 0.22222 common shares of Thunder Energy for each common share of Impact. The value per common share issued was calculated as the average Thunder Energy closing share price five days before and five days after the announcement of the acquisition. Thunder Energy issued 18,100,317 common shares as consideration and incurred $1.1 million in transaction costs. This transaction was accounted for by the purchase method, based on fair values as follows:

Impact's net assets acquired *($000s)*	
Current assets, including cash of $14	$ 2,692
Property and equipment	120,727
Goodwill	45,448
Current liabilities	(8,912)
Asset retirement obligations	(778)
Future income tax liability	(22,226)
	$ 136,951
Value of common shares of Thunder Energy issued	$ 135,835
Acquisition costs	1,116
Total consideration	**$ 136,951**

5. Asset Retirement Obligations

The Trust's asset retirement obligations result from net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $51.0 million which will be incurred between 2005 and 2034. The majority of the costs will be incurred between 2010 and 2034. A credit adjusted risk-free rate of nine percent and an inflation rate of 1.5 percent were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

Asset retirement obligations *($000s)*	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	**2005**	2004
Balance, beginning of period	**$ 13,975**	$ 11,967	**$ 13,417**	$ 10,352
Liabilities incurred in the period	**581**	475	**937**	1,650
Liabilities assumed due to business combination - Forte	**7,596**	-	**7,596**	-
Liabilities assumed due to business combination - Mustang	**5,019**	-	**5,019**	-

Revision	**(135)**	-	**(135)**	-
Liabilities released due to dispositions	**(3,328)**	-	**(3,328)**	-
Liabilities settled in the period	**(431)**	(110)	**(800)**	(110)
Accretion expense	**590**	251	**1,161**	691
Balance, end of period	**$ 23,867**	$ 12,583	**$ 23,867**	$ 12,583

6. *Unitholders' Capital*

	Nine Months Ended September 30	
Trust Units of Thunder Energy Trust (including the conversion of Exchangeable Shares)	Number of units *(000s)*	$ Thousands
Trust units outstanding (see (a) below)	42,738	394,591
Trust units issuable on conversion of exchangeable shares (see (b) below)	3,199	43,768
Balance September 30, 2005	**45,937**	**438,359**

(a) Trust Units of Thunder Energy Trust

	Nine Months Ended September 30	
Trust Units	Number of units *(000s)*	$ Thousands
Balance December 31, 2004	-	-
Issued for common shares	24,246	174,050
Issued on Forte acquisition	6,475	111,033
Issued on Mustang acquisition	9,607	143,021
Reduction of capital, Ember conveyance	-	(20,752)
Reduction of capital, Clipper conveyance	-	(30,485)
Issued for cash on exercise of stock options	1,921	26,366
Exchangeable shares converted	489	9
Unit issue costs	-	(8,651)
Balance September 30, 2005	**42,738**	**394,591**

(b) Exchangeable Shares of Thunder Energy Trust

	Nine Months Ended September 30	
Exchangeable Shares	Number of units *(000s)*	$ Thousands
Balance December 31, 2004	-	-
Issued for common shares		13,030
	1,758	
Issued on Forte acquisition	927	15,896
Issued on Mustang acquisition	997	14,842
Exchanged for trust units	(483)	-

Balance September 30, 2005	**3,199**	**43,768**

Exchangeable shares accrue notional distributions in-kind and are convertible into trust units at the shareholder's option. Exchangeable shares are non-transferable and are ultimately required to be exchanged for units of the trust.

The exchangeable shares are not transferable and are not entitled to cash distributions. The exchange ratio increases on a monthly basis. The increase in Exchange ratio is calculated by multiplying the Thunder Energy Trust distribution per unit by the exchange ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date. A holder of Thunder Energy Inc. Exchangeable Shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or the Trust Agent. The exchange ratio to convert each exchangeable share to a Trust Unit was 1.00000 at the beginning of the period, 1.01214 effective on August 15, 2005 and 1.02360 effective on September 15, 2005. If the 3.2 million exchangeable shares outstanding at September 30 2005 were exchanged at that time, 3.3 million Trust Units would have been issued.

(c) Common Shares of Thunder Energy Inc.

	Nine Months Ended September 30	
Common shares	Number of shares *(000s)*	$ Thousands
Balance December 31, 2004	51,663	189,573
Issued for cash on exercise of stock options	51	156
Tax effect of flow-through shares	-	(3,375)
Balance March 31, 2005	51,714	186,354
Issued for cash on exercise of stock options	380	696
Balance June 30, 2005	52,094	187,050
Issued for cash on exercise of stock options	5	30
Effect of exchange and consolidation ratios	(8,088)	-
Exchanged for trust units	(40,328)	(174,050)
Exchanged for exchangeable shares	(3,683)	(13,030)
Balance September 30, 2005	-	-

In December 2004, the Company issued 1,000,000 flow-through shares at $10 per share. The tax credits associated with expenditures to be funded by this offering were renounced under the look-back rule in the first quarter; therefore, the future tax liability was booked as at March 31, 2005.

As at July 7, 2005, there were 52,098,883 common shares and stock options to acquire an aggregate of 3,781,163 common shares outstanding.

Stock-based compensation	Number of stock options *(000s)*	Weighted average exercise price
Balance December 31, 2004	4,354	$ 6.11
Granted	10	8.43
Cancelled	(143)	7.90
Exercised	(51)	3.31

Balance March 31, 2005	4,170	6.09
Cancelled	(4)	7.06
Exercised	(380)	1.87
Balance June 30, 2005	3,786	6.51
Cancelled	(1,865)	7.90
Exercised	(1,921)	5.16
Balance September 30, 2005	-	$ -

(d) Trust Unit Incentive Plan

Effective July 7, 2005, in accordance with the Plan of Arrangement, the Trust approved a Restricted Unit and Performance Unit incentive plan (the "Plan"). Under the terms of the Plan, both Restricted and Performance Units ("RTUs and PTUs") may be granted to directors, officers, employees, consultants and service providers (the "Plan Participants") to the Trust and any of its subsidiaries.

RTUs of the Trust vest evenly over three years, commencing on the first anniversary date of grant, with the number of Trust Units issued adjusted for the value of the distributions from the time of the granting to the time when the Trust Units are issued. PTUs vest on the third anniversary date of the grant, adjusted for the value of the distributions, plus a further upward or downward adjustment based on the Trust's performance relative to the performance of a group of comparable publicly traded oil and gas royalty trusts.

Upon vesting and at management's option, the Plan participant is entitled to receive either the units granted plus accumulated distributions or the cash payment based on the fair value of the underlying trust units plus notional accrued distributions. As such, the fair value associated with the RTUs and PTUs is expensed in the statement of earnings over the vesting period. As the value of the RTUs and PTUs is dependent upon the trust unit price, the expense recorded in the statement of income may vary from period to period.

For the nine months ended September 30, 2005, the Trust recorded a compensation liability relating to the Plan of $0.6 million. The compensation liability was based on the September 30, 2005 unit closing price of $13.56, distributions of $0.15 per unit in July, August and September, and management's estimate of the number of RTUs and PTUs to be issued on maturity. No estimate has been made for forfeitures. The following table summarizes the RTU and PTU movement for the nine months ended September 30, 2005.

	RTUs	PTUs
Balance December 31, 2004	-	-
Granted	240,303	59,133
Balance September 30, 2005	**240,303**	**59,133**

7. *Income Taxes*

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders. To the extent that cash distributions represent taxable distributions to the unitholders, the distributions will reduce the Trust's future income tax expense. Income taxes recorded in the consolidated statements of income and

accumulated earnings differ from the tax calculated by applying the combined Canadian corporate federal and provincial income tax rate to income before taxes as follows:

Income taxes *($000s)*	Three Months Ended September 30 **2005**	Three Months Ended September 30 2004	Nine Months Ended September 30 **2005**	Nine Months Ended September 30 2004
Statutory income tax rate for the period	**37.75%**	38.74%	**37.75%**	38.99%
Computed income tax expense	**$ 2,511**	$ 2,435	**$ 7,017**	$ 9,106
Add (deduct) income tax effect of:				
Non-deductible Crown charges, net of ARTC	**1,798**	756	**2,939**	3,729
Resource allowance	**(1,784)**	(997)	**(3,421)**	(4,153)
Tax rate adjustments	**(53)**	(46)	**(979)**	(1,900)
Stock-based compensation	**2,307**	380	**2,983**	707
Estimated taxable distribution	**(6,342)**	-	**(6,342)**	-
Other	**121**	59	**20**	67
Future income tax	**(1,442)**	2,587	**2,217**	7,556
Large corporation tax	**375**	157	**788**	438
Provision for income taxes	**$ (1,067)**	$ 2,744	**$ 3,005**	$ 7,994

8. *Financial Instruments*

The Trust assumed certain forward sales contracts upon its amalgamation with Forte. These contracts were entered into with Forte's marketers of crude oil and natural gas products to hedge its oil and gas price risk. These contracts were marked to market at $2.2 million at July 7, 2005 and subsequent realized losses have been applied against this recorded liability. At September 30, 2005, the market value of the hedges is $1.1 million which is equal to the remaining liability recorded at the time of acquisition. These contracts were as follows:

Product	Volume Per Day	Price $ Cdn	Delivery Point	Term
Natural Gas	500 mcf/d	7.00	AECO	April 1, 2005 to October 31, 2005
Crude Oil	500 bbls/d	58.30	WTI	January 1, 2005 to December 31, 2005
Crude Oil	200 bbls/d	61.67	WTI	March 1, 2005 to December 31, 2005

The above contracts are physical contracts that are intended to be settled financially each month as part of the process by which the Trust is paid for its production and sales.

9. *Supplemental Cash Flow Information*

Supplemental cash flow information *($000s)*	Three Months Ended September 30 **2005**	Three Months Ended September 30 2004	Nine Months Ended September 30 **2005**	Nine Months Ended September 30 2004
Changes in non-cash working capital:				
Accounts receivable	**$ (22,441)**	$ (1,806)	**$ (12,902)**	$ (4,494)
Prepaid expenses	**(2,561)**	(912)	**(2,180)**	(655)
Accounts payable and accrued liabilities	**20,474**	1,325	**(7,127)**	7,467

	$ (4,528)	(1,393)	**$ (22,209)**	$ 2,318
Changes in non-cash working capital				
Operating activities	**$ 7,254**	$ (4,465)	**$ (19,488)**	$ (487)
Investing activities	**(11,782)**	3,072	**(2,721)**	2,805
	$ (4,528)	$ (1,393)	**$ (22,209)**	$ 2,318

10. Related Party Transactions

During the period, the Trust incurred expenditures of $0.9 million for general corporate legal fees to a legal firm of which a director is a partner. The legal fees include transaction costs of $0.8 million relating to the Plan of Arrangement and the remainder is included in general and administrative expense.

11. Comparative Amounts

Certain comparative amounts have been reclassified to conform to the presentation adopted for the current period.

12. Measurement Uncertainty

The amounts recorded for depletion and depreciation of property and equipment, the asset retirement obligations and the ceiling test calculation are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

Balance Sheet

Thunder Energy Trust

As at June 30, 2005

Thunder Energy Trust

Balance Sheet
As at June 30, 2005

Assets	
Current assets	
Cash	$1,980
	$1,980
Unitholders' Equity	
Unit capital	$1,980
	$1,980

See accompanying notes

On behalf of the Board of Amalco,
as administrator of Thunder Energy Trust

(signed) "J.M. Pasieka"
J.M Pasieka
Director

(signed) "Jack W. Peltier"
Jack W. Peltier
Director

Thunder Energy Trust

NOTES TO FINANCIAL STATEMENT

1. Formation and Financial Presentation

Thunder Energy Trust (the "Trust") is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated May 31, 2005. The Trust has not carried on active business since formation. The Trust will be managed by Amalco, which will be a subsidiary of the Trust upon completion of the arrangement between Thunder Energy Inc. ("Thunder"), Mustang Resources Inc. ("Mustang"), and Forte Resources Inc. ("Forte"). This financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2. Unit Capital

Authorized
An unlimited number of Trust Units

Issued

Trust Units	Number of Units	Amount ($)
Initial settlement	-	1,980
Balance as of June 30, 2005	-	1,980

3. Subsequent Event

On July 7, 2005, Thunder Energy Inc. ("Thunder"), Mustang Resources Inc. ("Mustang"), and Forte Resources Inc. ("Forte") closed the Plan of Arrangement (the "Arrangement") previously announced on May 3, 2005. Coincident with the Plan of Arrangement involving Thunder, Mustang, Forte, Alberta Clipper Energy Inc., Valiant Energy Inc., Ember Resources Inc., Thunder Acquisition Ltd., Thunder Exchangeco Ltd., and the Trust, Thunder, Mustang, and Forte will amalgamate to form Amalco, which will be a wholly owned subsidiary of the Trust. The Trust will become the holder of all of the issued and outstanding notes to be issued by Amalco under the Plan of Arrangement and will make cash distributions to Unitholders from interest income or repayment of Notes received from Amalco and from income generated under the NPI Agreement. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and closed on July 7, 2005.

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Energy Trust declares 15-cent distribution

Calgary, Alberta, October 18, 2005 - Thunder Energy Trust has declared a distribution of 15 cents per trust unit to be paid on November 15, 2005, in respect of October production, for unit holders of record on October 31, 2005. The ex distribution date is expected to be October 27, 2005.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

THUNDER
ENERGY
TRUST

NEWS RELEASE THY.UN

Thunder Energy Trust announces Mr. Brad Crowe, as Vice President Land.

Thunder Energy Trust is pleased to announce the appointment of Mr. Brad Crowe to the position of Vice President Land. Mr. Crowe is a professional Landman with twenty-seven years of experience in land joint venture negotiations, corporate development and planning, acquisition, and corporate management.

Most recently, Brad was a founding member of a private oil and gas company, Stride Energy Ltd., and has held various senior management positions in growth oriented companies such as Hadrian Energy Corp., Canrise Resources Ltd. and Ulster Petroleum Ltd.

Mr. Crowe's proven track record for management and leadership as well as identifying, sourcing and obtaining high impact and creative joint venture business arrangements, will be an integral part of the go forward strategy and direction of Thunder Energy Trust. This appointment is commensurate with our commitment to building an experienced long-term management team that is Unitholder focused, and value driven.

For more information, please contact Stuart J. Keck, President & CEO, Thunder Energy Trust; Telephone: (403) 294-1635 Facsimile: (403) 232-1317 Website: www.thunderenergy.com

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Energy Trust announces increase in Exchangeable Share Ratio

Calgary, Alberta October 13, 2005 - Thunder Energy Trust is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Thunder Energy Inc. from 1.02360 to 1.03527. This increase will be effective on October 17, 2005.

The increase in Exchange ratio is calculated by multiplying the Thunder Energy Trust Distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date

A holder of Thunder Energy Inc. Exchangeable Shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or Olympia Trust Company at its principal office at 2300, 125 - 9 Avenue SE Calgary, AB T2G 0P6.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Energy Trust declares 15-cent distribution

Calgary, Alberta, September 15, 2005 - Thunder Energy Trust has declared a distribution of 15 cents per trust unit to be paid on October 17, 2005, in respect of September production, for unit holders of record on September 30, 2005. The ex distribution date is September 28, 2005.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Energy Trust expands 2005 capital program

Calgary, Alberta September 15, 2005 - Thunder Energy Trust announces operational update.

Capital Update

H2/05 estimated capital expenditures have increased by $16 million to $43 million and consists of drilling 58 (46.3 net) wells which combined with the recommencement of production from Whiskey Creek will enable us to achieve our targeted exit rates.

Production

August production was 11,200 boed (42.5 mmcfd of natural gas and 4,100 bbld of crude oil and natural gas liquids) and does not include full production from three existing wells at Whiskey Creek near Priddis, Alberta. After a prolonged shut-in period due to facility constraints, Whiskey production is expected to come on progressively over the month of September. Production from the area is expected to reach 3.4 mmcfd and 200 bbld of natural gas liquids by the end of September. Further production increases in the area are expected in late November when facilities are installed for a third well, which has recently been completed.

Due to weather delays experienced industry wide and plant start-up problems related to Whiskey Creek, 2005 production exit rate is now targeted between 12,100 boed (45 mmcfd of natural gas and 4,600 bbld of crude oil and natural gas liquids) and 12,700 boed (47.5 mmcfd of natural gas and 4,800 bbld of crude oil and natural gas liquids).

"Notwithstanding the third quarter production volume delays, we are confident in achieving our targeted exit volumes. Based on current commodity prices our monthly distribution of $0.15 per unit remains intact. Payout ratios are estimated at 53%. Furthermore, our current yield of 13.2% makes an attractive investment in the royalty trust sector compared to a peer group average of 10.6%", said Stuart Keck, President and CEO of Thunder Energy Trust.

The following table provides current operational and financial detail:

	Natural Gas (mmcfd)	Crude Oil and NGLs (bbld)	Total (boed)
August Production	42.5	4,100	11,200
Target Exit 2005 Production	45.0 to 47.5	4,600 to 4,800	12,100 to 12,700
Current Net Debt			$149 million
Current Yield			13.20%
Units outstanding			42.5 million*
Exchangeable shares outstanding			3.4 million
Expected capital expenditures For the six months ended Dec. 31, 2005			$43 million
Monthly distribution			$0.15 per unit
Hedging outstanding			Less than 1% of production

*Approximately 1.0 million "out of the money" options were not exercised subsequent to closing the plan of arrangement.

Commodity price estimates based on:	**2005**
Crude oil - WTI (US$/bbl)	$65.00
Natural gas - AECO (CDN$/mcf)	$9.00
Exchange rate (US$/C$)	$0.82

Thunder Energy Trust is a new oil and gas income trust created as a result of the plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources Inc.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

"Note: Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boe/d means a boe per day."

THUNDER ENERGY TRUST | **NEWS RELEASE** | **THY.UN**

Thunder Energy Trust announces increase in Exchangeable Share Ratio

Calgary, Alberta September 13, 2005 - Thunder Energy Trust is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Thunder Energy Inc. from 1.01214 to 1.02360. This increase will be effective on September 15, 2005.

The increase in Exchange ratio is calculated by multiplying the Thunder Energy Trust Distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date

A holder of Thunder Energy Inc. Exchangeable Shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or Olympia Trust Company at its principal office at 2300, 125 - 9 Avenue SE Calgary, AB T2G 0P6.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com

Forward-looking Statements

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

ADMINISTRATION AGREEMENT

between

OLYMPIA TRUST COMPANY

and

THUNDER ENERGY INC.

Dated as of May 31, 2005

TABLE OF CONTENTS

Page

ADMINISTRATION AGREEMENT

This Administration Agreement is made effective as of the 31st day of May, 2005 between **OLYMPIA TRUST COMPANY** in its capacity as Trustee (the "**Trustee**") of Thunder Energy Trust (the "**Trust**") and **THUNDER ENERGY INC.**, an Alberta corporation, as administrator and manager under the Trust Indenture (the "**Administrator**" or the "**Manager**").

WHEREAS the Trustee wishes to retain the Administrator to provide certain administrative and advisory services in connection with the Trust and the Units (as defined herein);

AND WHEREAS the Administrator is willing to provide administrative and advisory services on the terms and conditions hereinafter set out;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants herein contained and other good and valuable consideration receipt of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definition

In this Agreement, unless the context otherwise requires, the following terms shall have the following respective meanings:

(a) "**affiliate**" shall have the meaning ascribed to that term in the *Securities Act* (Alberta) as at the date hereof;

(b) "**associate**" shall have the meaning ascribed to that term in the *Securities Act* (Alberta) as at the date hereof;

(c) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, Alberta, for the transaction of banking business;

(d) "**GST**" means goods and services tax under the *Excise Tax Act* (Canada);

(e) "**person**" means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture or other entity or organization of whatever nature;

(f) "**Transfer Agent**" means the transfer agent from time to time for the Units;

(g) "**Trust**" means Thunder Energy Trust, a trust governed by the Trust Indenture;

(h) "**Trust Fund**" has the meaning set out in the Trust Indenture;

(i) "**Trust Indenture**" means the trust indenture dated as of May 31, 2005 by which the Trust is governed, as amended or as amended and restated from time to time;

(j) "**Unitholders**" means the holders of Units in the Trust; and

(k) "**Units**" means trust units of the Trust.

1.2 Additional Definitions

Unless the context otherwise requires, capitalized terms used in this Agreement without definition that are defined in the Trust Indenture shall have the meaning ascribed thereto in the Trust Indenture.

1.3 Interpretation

In this Agreement, except as otherwise expressly provided:

(a) "this Agreement" means this agreement, as amended and in effect from time to time;

(b) any reference in this Agreement to a designated "Article", "section", "subsection", "schedule" or other subdivision is a reference to the designated Article, Section, subsection, schedule or other subdivision of this Agreement;

(c) the recitals hereto are incorporated into and form part of this Agreement;

(d) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, subsection, schedule or other subdivision of this Agreement;

(e) the division of this Agreement into Articles, Sections, subsections, schedules and other subdivisions and the provision of headings are for convenience of reference only and shall not affect the interpretation of the provisions to which they relate or of any other provisions hereof;

(f) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word "or" is not exclusive and the word "including" is not limiting whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto;

(g) all dollar amounts are stated and are to be paid in lawful currency of Canada;

(h) where the time for doing an act falls or expires on a day which is not a Business Day, the time for doing such act is extended to the next Business Day; and

(i) any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto in effect on the date of this Agreement unless otherwise specifically provided.

1.4 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the courts of such province shall have non-exclusive jurisdiction over any dispute hereunder, to which jurisdiction the parties attorn.

1.5 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Agreement to an act to be or not to be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be or not to be performed by the Trustee on behalf of the Trust.

1.6 Liability of Trustee and Unitholders

The parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee of the Trust and the obligations of the Trustee hereunder shall not be personally binding upon the Trustee or any of the Unitholders of the Trust and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund.

ARTICLE 2
ADMINISTRATION OF THE TRUST

2.1 General Delegation of Authority

Subject to and in accordance with the terms, conditions and limitations of the Trust Indenture and to the other provisions of this Agreement, the Trustee hereby delegates to the Administrator, and the Administrator hereby accepts the delegation of, the authority and responsibility and obligation to perform those Trustee's duties and responsibilities under the Trust Indenture provided for herein, and agrees to be responsible for the administration and management of all general and administrative affairs of the Trust in accordance with the provisions hereof.

2.2 Specific Delegation of Authority

It is acknowledged and agreed that in furtherance of its obligations under Section 2.1 to perform certain of the Trustee's duties and responsibilities under the Trust Indenture and to administer and manage the general and administrative affairs of the Trust, and not in limitation thereof, the Administrator will, subject to the direction of the Trustee:

(a) keep and maintain at its offices in Calgary, Alberta at all times books, records and accounts which shall contain particulars of operations, receipts, disbursements and investments relating to the Trust Fund and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit the preparation of financial statements in accordance with Canadian generally accepted accounting principles which, as early as practicable, shall be in accordance with those required to be kept by a distributing corporation (as defined in the *Business Corporations Act* (Alberta)) and in each case shall also be in accordance with those required to be kept by a reporting issuer under applicable securities legislation in Canada and those required of the Trust under the *Income Tax Act* (Canada) and the Income Tax Regulations applicable with respect thereto and the *Excise Tax Act* (Canada), all as amended from time to time;

(b) prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustee's obligations under Sections 16.2, 16.3, 16.4, 16.5, 16.6 and 16.7 of the Trust Indenture;

(c) monitor the tax status of the Trust, including without limitation compliance with Subsection 108(2) and 132(6) of the Tax Act, and provide information to the Trustee regarding the taxable portions of distributions;

(d) prepare and submit all income tax returns and filings to the Trustee in sufficient time prior to the dates upon which they must be filed so that the Trustee has a reasonable opportunity to review

them, approve them, execute them and return them to the Administrator, and arrange for their filing within the time required by applicable tax law;

(e) provide advice with respect to the Trust's obligations as a reporting issuer and ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation including the preparation and filing of reports and other documents with all applicable regulatory authorities;

(f) provide investor relations services to the Trust including assisting with communications with Unitholders;

(g) at the request and under the direction of the Trustee, call and hold all annual and/or special meetings of the Unitholders pursuant to Article 10 of the Trust Indenture, prepare all materials (including notices of meetings and information circulars) in respect thereof and submit all such materials to the Trustee in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that the Trustee has a reasonable opportunity to review them, approve them, execute them and return them to the Administrator for filing or mailing or otherwise;

(h) undertake all matters relating to the following: (i) an Offering; (ii) ensuring compliance with all applicable laws, including in relation to an Offering; (iii) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the entering into, terms of, and amendment from time to time of the Material Contracts; (v) all matters concerning any subscription agreement or Underwriting Agreement; (vi) all matters relating to the Plan of Arrangement and the Trust Reorganization; and (vii) the adoption of a Unitholder rights plan and without limitation those matters set forth in Section 7.1(b) of the Trust Indenture;

(i) provide, for performing its obligations hereunder, office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations hereunder;

(j) provide or cause to be provided such audit, accounting, engineering, legal, insurance and other professional services as are reasonably required or desirable for the purposes of the Trust and provide or cause to be provided such legal, engineering, financial and other advice and analysis as the Trustee may require or desire to permit it to make informed decisions in connection with the discharge by it of its responsibilities as Trustee, to the extent such advice and analysis can be reasonably provided or arranged by the Administrator;

(k) provide assistance in negotiating the terms of any financing required by the Trust or otherwise in connection with the Trust Fund;

(l) take all action reasonably necessary in connection with, or in relation to, those matters referred to in Section 3.9 of the Trust Indenture;

(m) take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 7.4 of the Trust Indenture;

(n) take all actions reasonably necessary in connection with, or in relation to, all matters relating to the redemption of Units pursuant to Article 18 of the Trust Indenture;

(o) take all actions reasonably necessary in connection with, or in relation to, the voting rights on any investments held by the Trust Fund or any Subsequent Investments;

(p) take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 7.2 (a), (b), (c), (e), (i), (j), (l), (o), (p), (q), (r), (s), (u), (v), (w), (x) and (y) of the Trust Indenture;

(q) take all actions reasonably necessary in connection with, or in relation to, the Trust providing indemnities for the directors and officers of the Administrator and any affiliates;

(r) provide or cause to be provided to the Trustee any services reasonably necessary for the Trustee to be able to consider any future acquisitions or divestitures by the Trustee of any portion of the Trust Fund;

(s) provide advice to the Trustee with respect to determining the timing and terms of future offerings of Units, if any;

(t) administer all of the records and documents relating to the Trust Fund other than maintenance of a register of Unitholders;

(u) provide advice and, at the request and under the direction of the Trustee, direction to the Transfer Agent;

(v) take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 7.1(b) and Article 8 of the Trust Indenture;

(w) determine, from time to time, all amounts required to be determined pursuant to Article 5 of the Trust Indenture, including the amounts available for distribution to Unitholders, and arrange for payment thereof to the Unitholders in accordance with Article 5 of the Trust Indenture;

(x) provide advice and assistance to the Trustee with respect to the performance of the obligations of the Trust and the enforcement of the rights of the Trust under all agreements entered into by the Trust;

(y) monitor the status of the Units as eligible investments for registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act) and immediately provide the Trustee with written notice when the Administrator reasonably foresees that such Units may cease to have such status, or, if not reasonably foreseen, when the Units cease to have such status;

(z) ensuring that the Trust elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Tax Act to be a "mutual fund trust" within the meaning of the Tax Act since inception, assuming the requirements for such election are met, monitoring the Trust's status as a unit trust and mutual fund trust and providing the Trustee with written notice when the Trust ceases or is at risk of ceasing to have such status;

(aa) monitoring the investments of the Trust to ensure compliance with Section 4.3 of the Trust Indenture that the aggregate cost amount of the "foreign property" of the Trust does not exceed the limits prescribed in the Tax Act or the Trust Indenture, the result of which would be that the Trust Units of the Trust would be "foreign property";

(bb) in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement, the Administrator shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under the Trust Indenture or any other agreement and the Administrator is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to a Unitholder, the Administrator shall be permitted to withhold amounts from other distributions to satisfy the Administrator's withholding tax obligations;

(cc) provide such additional administrative and support services pertaining to the Trust, the Trust Fund and the Units and matters incidental thereto as may be reasonably requested by the Trustee from time to time;

(dd) administer all matters relating to the Trust, including: (i) determining the total amounts owing to Unitholders and arranging cash distributions; (ii) providing Unitholders with periodic reports on the Properties; and (iii) providing Unitholders with financial reports and tax information relating to the Properties;

(ee) provide management services for the economic and efficient exploitation of the Properties;

(ff) recommend, carry out and monitor property acquisitions and dispositions and exploitation and development programs for the Trust; and

(gg) approve the form of certificate representing the Trust Units from time to time and to certify such certificates on behalf of the Trust.

2.3 Restrictions on Delegation of Authority

Notwithstanding any other provisions of this Agreement, the Trustee shall not and is not hereby delegating to the Administrator any authority to manage the following affairs of the Trust:

(a) the countersigning, transfer, exchange and cancellation of certificates representing Units;

(b) the maintenance of a register of Unitholders;

(c) the delivery of distributions to Unitholders out of funds provided to it, although the calculation of distributions shall be made by the Administrator and approved by the board of directors of the Administrator and submitted by the Administrator to the Trustee for distribution to the Unitholders;

(d) the mailing of notices, financial statements and reports provided by the Administrator to Unitholders pursuant to Sections 14.1, 16.2 and 16.3 of the Trust Indenture, although the Administrator shall be responsible for the preparation or causing the preparation of such notices, financial statements and reports;

(e) the provision of a basic list of registered Unitholders (as defined in the Trust Indenture) to Unitholders in accordance with the procedures outlined in the Trust Indenture;

(f) the amendment or waiver of the performance or breach of any term or provision of this Agreement on behalf of the Trust;

(g) the renewal or termination of this Agreement on behalf of the Trust; and

(h) any matter which requires the approval of the Unitholders under the terms of the Trust Indenture.

2.4 Power and Authorities of the Administrator

Subject to any direction of the Trustee from time to time, the Administrator shall have full right, power and authority to do and refrain from doing all such things as are necessary or appropriate in order to discharge its duties hereunder. In particular, and without limiting the generality of the foregoing, the Administrator shall have full right, power and authority to execute and deliver all contracts, leases, licences and other documents and agreements, to make applications and filings with governmental and regulatory authorities and to take such other actions as the Administrator considers appropriate in connection with the Trust in the name of and on behalf of the Trust and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Unitholders in accordance with the Trust Indenture or take any action required to be taken by the Trustee under the Trust Indenture and not otherwise delegated to the Administrator pursuant to this Agreement or take any action requiring approval of the Trustee without such approval having been given.

2.5 Distributions to Unitholders

In connection with determining the amounts payable from time to time to Unitholders and arranging for distributions to them, it is understood and agreed that the Administrator shall determine from time to time the amounts available for distribution to Unitholders and shall provide a written statement thereof to the Trustee prior to the date on which such distribution must be made and shall cause such amount to be paid by the Transfer Agent on behalf of the Trust following the declaration by the Trustee that such amounts are due and payable by the Trust pursuant to Article 5 of the Trust Indenture; provided however that the Administrator shall not be obligated to make any such payment unless the Administrator has monies of the Trust available to make such distribution.

2.6 Certificate

The Administrator shall deliver to the Trustee at any time upon the demand of the Trustee, and not less than annually within 90 days of the fiscal year end of the Trust, a certificate signed by a senior officer of the Administrator stating that:

(a) the Administrator has complied with all of its duties contained in this Agreement and the Trust Indenture, which, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute a default of the Administrator under this Agreement or the Trust Indenture or, if there has been a failure so to comply, giving particulars thereof;

(b) to the extent the Administrator has assumed powers, duties and responsibilities of the Trustee pursuant to Section 2.1 hereof, it and the Trust are in compliance with the Trust Indenture;

(c) the Trust is a "unit trust" or a "mutual fund trust" for the purposes of the Tax Act; and

(d) as at the end of such time period requested by the Trustee, the Units were eligible investments for registered retirement savings plans, registered retirement income funds, registered education savings plans, and deferred profit sharing plans (all within the meaning of the Tax Act).

2.7 Notice to Trustee

The Administrator shall provide the Trustee prompt notice of any event or circumstance of which the Administrator shall become aware where the Trustee is required by the Trust Indenture to take specific action.

In carrying out the administrative services, the Administrator may execute, for and on behalf of the Trust, any instrument or document which the Administrator considers appropriate, in its sole discretion. Any such instrument or document shall be executed in substantially the following form:

THUNDER ENERGY TRUST
by its Administrator, THUNDER ENERGY INC.

Per: ____________________________
Authorized Signatory

and

in the case of any document required to be executed on behalf of the Trust in connection with a prospectus as follows:

THUNDER ENERGY TRUST

By: Thunder Energy Inc., Administrator of the Trust

and provide for such signatures as may be required by Applicable Laws.

All commercially reasonable efforts shall be made to ensure that every contract entered into on behalf of the Trust by the Administrator shall (except as the Administrator may otherwise expressly agree in writing with respect to personal liability of the Administrator) include a provision substantially to the following effect:

> The parties hereto acknowledge that [the Administrator] is entering into this agreement solely in its capacity as agent on behalf of [the Trust] and the obligations of [the Trust] hereunder shall not be personally binding upon the [Trustee], [the Administrator], any of the unitholders of [the Trust] ("Unitholder") and that any recourse against [the Trust], the [Trustee], [the Administrator] or any Unitholder in any manner in respect of any indebtedness, obligation or liability of [the Trust] arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture of [the Trust] dated as of May 31, 2005.

The rights conferred by any such provision shall be enforced by the Administrator for its benefit and the benefit of the Trust and shall be held in trust and enforced by the Administrator for the benefit of the Trustee and the holders of Trust Units. The omission of such a provision from any such

written agreement shall not operate to impose personal liability on the Trustee, the Administrator or any holder of Trust Units.

ARTICLE 3
PAYMENT OF EXPENSES

3.1 Payment of Expenses

The Administrator shall be reimbursed for all outlays and expenses to third parties (including all applicable GST thereon) incurred by the Administrator in the administration of, and that are reasonably attributable to, the affairs of the Trust and the performance by the Administrator of its duties hereunder (including costs and expenses incurred in calling and convening meetings of Unitholders, in reporting to Unitholders and in making distributions to Unitholders).

3.2 Fees

The Administrator shall be entitled to the payment of such reasonable fees as the Administrator and the Trust may agree to from time to time (including all applicable G.S.T. thereon) in consideration of the services provided by the Administrator to the Trust under this Agreement.

3.3 Remuneration and Expenses of the Trustee

The Administrator shall pay the remuneration and expenses of the Trustee as provided in Section 7.6 of the Trust Indenture.

ARTICLE 4
CONDUCT OF THE ADMINISTRATOR

4.1 Administrator's Acknowledgement

The Administrator acknowledges and agrees that it has received a copy of the Trust Indenture and is familiar with and understands the responsibilities and duties of the Administrator and the Trustee thereunder, including those which are being delegated to the Administrator under this Agreement. The Administrator agrees to comply in all respects with the provisions of the Trust Indenture in the performance of its duties and obligations hereunder.

4.2 Standard of Care and Delegation

(a) In exercising its powers and discharging its duties under this Agreement, the Administrator shall act honestly and in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Administrator's objective in exercising its powers and discharging its duties hereunder shall be to maximize the income distributable to the Unitholders to the extent consistent with long-term growth in the value of the Trust. In pursuing such objective, the Administrator will employ prudent oil and natural gas business practices. All of the Administrator's activities in relation to this Agreement and the Trust will be conducted in accordance with applicable laws with a view to the best interests of the Unitholders and the Trust.

(b) The Administrator may delegate specific aspects of its obligations hereunder to any person, including any of its affiliates or associates and including the Transfer Agent, provided that:

(i) such delegation shall not relieve the Administrator of any of its obligations under this Agreement and provided that the Administrator shall not delegate any of its obligations hereunder to manage and administer the affairs of the Trust unless the Administrator shall have notified the Trustee of the name of the person or persons to which delegation is to be made and the terms and conditions thereof and the Trustee has provided prior written consent to such delegation; and

(ii) the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivities of any person to which any such obligations may have been delegated provided that in making such specific delegation, the Administrator acted in accordance with subsection 4.2(a).

4.3 Liability

The Administrator shall not be liable, answerable or accountable to the Trust for:

(a) any loss or damage resulting from, incidental to or relating to the provision of the services provided for hereunder, including any exercise or refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from a breach by the Administrator of the standard of care set forth in Section 4.2(a); or

(b) any reasonable reliance by the Administrator in performing its obligations hereunder on:

(i) statements of fact of other persons (any of which may be persons with which the Administrator is affiliated or associated) who are reasonably considered by the Administrator to be knowledgeable of such facts; or

(ii) the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert who is reasonably considered by the Administrator to be a person on whom reliance should be had under the circumstances;

provided that in obtaining such statements of fact, opinions, advice or information, the Administrator acted in accordance with subsection 4.2(a).

4.4 No Liability for Advice

The Administrator shall not be liable, answerable or accountable for any loss or damage resulting from the advice given to the Trust by the Administrator or the exercise by the Administrator of its discretion or its refusal to exercise its discretion, provided that the Administrator acted in accordance with subsection 4.2(a).

4.5 Conflict of Interest

(a) To the extent there is a conflict of interest between the Administrator acting in that capacity and the Trust in respect of any matter, such matter will be required to be dealt with by the Trustee.

(b) The Administrator shall not be considered to be a fiduciary of the Trust solely by reason of performing the administrative and advisory services provided for hereunder and will only have the obligations provided for expressly in this Agreement in respect thereof and no other obligations, duties or standard of care shall be implied and no different standard shall be imposed

by any law, rule or regulation or otherwise in respect of such services and the Trust agrees that it shall not seek to have any different standard imposed in respect thereof.

(c) In the event of any conflict of interest between the Administrator acting in that capacity and the Trust in respect of any matter, the Administrator shall give prompt written notice to the Trustee prior to taking any action in respect of such matter setting forth the reason for such conflict. The Trustee shall take all such actions or make all such decisions relating to the matters giving rise to the conflict of interest.

4.6 Confidentiality

Subject to Section 2.2, the Administrator shall not, without the prior written consent of the Trustee, disclose to any third party any information about the Trust acquired or developed pursuant to the performance of services under this Agreement except that consent shall not be required for the following disclosure:

(a) information disclosed as required by law or the regulations pursuant thereto, rules or policies of any stock exchange on which any Units are listed or as may be required by the regulations or policies of any securities commission or other securities regulatory agency, governmental agency or other authority of competent jurisdiction and the requirements of any court; or

(b) information disclosed as necessary for the purposes of any debt or equity financing undertaken by the Trust; or

(c) information disclosed that the Administrator acting reasonably deems to be necessary to be disclosed on a confidential basis for the proper performance of its duties and obligations under this Agreement, including without limitation, disclosure of information to consultants and other third parties engaged by or assisting the Administrator in accordance with the terms of this Agreement in order to carry out the purposes of this Agreement.

The provisions of this Section 4.6 shall not merge upon the termination of this Agreement.

4.7 Indemnification of the Administrator

The Administrator and any person who, at the request of the Administrator, is serving or shall have served as a director, officer, employee, advisor, partner, consultant, agent or subcontractor of the Administrator shall be indemnified and saved harmless by the Trust against all losses (other than loss of profit), claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from and related in any manner to the provision of services and the performance of obligations by the Administrator pursuant to this Agreement, unless such indemnified party is found liable for or guilty of fraud, wilful default or gross negligence. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or any person referred to in this Section 4.7 may be entitled as a matter of law or equity or which may be lawfully granted to him.

4.8 Indemnification of the Trust and the Trustee

The Trust, the Trustee and any person who, at the request of the Trustee, is serving or shall have served as an officer, employee, advisor, consultant, agent or subcontractor of the Trustee in respect of the Trust shall be indemnified and saved harmless by the Administrator against all losses,

claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the failure by the Administrator to discharge its duties and liabilities hereunder, the breach by the Administrator of its obligations hereunder or the fraud, wilful default, gross negligence of the Administrator or its employees in the provision of services or the performance of its obligations hereunder, unless and to the extent such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, and counsel and accountants fees) arise from the fraud, wilful default or gross negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any rights to which the Trust, the Trustee or any person referred to in this Section 4.8 may be entitled as a matter of law or equity or which may be lawfully granted to him.

4.9 Survival

The indemnification obligations under this Article 4 will continue in full force and effect, notwithstanding the expiration or termination of this Agreement, with respect to any claims, provided that the subject matter of such claims relates to or arises out of events, conditions or circumstances which occurred or are attributable to the period prior to such expiration or termination of this Agreement.

ARTICLE 5
TERM AND TERMINATION

5.1 Term

Subject to Section 5.4, this Agreement shall continue in force for a period of ten years from the date of this Agreement unless terminated earlier by the Trust, in its sole discretion, by notice in writing to the Administrator given at least 30 days prior to the effective date of termination which shall be stated in such notice and upon payment to the Administrator of any amounts required to be paid to it as provided for in Section 5.5.

5.2 Automatic Renewal

Subject to Section 5.4 and any earlier termination pursuant to Section 5.1, upon the expiry of the ten-year initial term of this Agreement provided pursuant to Section 5.1, the term of this Agreement shall be automatically renewed for a further term of three years subject to the Trust's right of earlier termination on the same basis as provided in Section 5.1 and subject to Section 5.4 and thereafter automatically for such additional three-year renewal terms upon the expiry of each preceding renewal term, all subject to Section 5.1 and Section 5.4.

5.3 Effect of Termination

Upon the effective date of termination of this Agreement, the Administrator shall:

(a) forthwith pay to the Trust, or to the order of the Trust, all monies collected and held for the Trust pursuant to this Agreement;

(b) as soon thereafter as is reasonably practicable, deliver to the Trust, or to the order of the Trust, a complete auditor's report including a statement showing all payments collected by it and a statement of all monies held by it during the period following the date of the last audited statement furnished to the Trust; and

(c) forthwith, to the extent that it is able, subject to any applicable legal and contractual restrictions, deliver to and, where applicable, transfer into the custody of the Trustee all property and documents of the Trust then in the custody of the Administrator.

5.4 Termination

This Agreement shall be immediately terminable by written notice from the Administrator or the Trustee to the other, as the case may be, in the event that:

(a) the Trust terminates;

(b) the Administrator:

(i) institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it;

(ii) files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law;

(iii) consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy; or

(iv) makes an assignment for the benefit of its creditors generally;

(c) a court having jurisdiction enters a decree or order adjudging the Administrator a bankrupt or insolvent or for the appointment of a receiver, trustee or assignee in bankruptcy;

(d) any proceeding with respect to the Administrator is commenced under the *Bankruptcy and Insolvency Act* (Canada) or the *Companies' Creditors' Arrangement Act* (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants; or

(e) control of the Administrator changes other than pursuant to actions taken by the Trust or Trustee, pursuant to a resolution passed by Unitholders.

5.5 Payment

Upon a written notice to terminate this Agreement being given pursuant to Section 5.1 or 5.4, the Trust shall either (i) pay to the Administrator, before or at the time of the termination of this Agreement, all costs and expenses incurred or required to be incurred by the Administrator in terminating contracts the Administrator has entered into in the performance by the Administrator of its duties under this Agreement (less any amount owing by the Administrator to the Trust), or (ii) at the election of the Trust, assume the obligations of the Administrator under such contracts or any of them.

5.6 Continuing Obligations

Notwithstanding termination of this Agreement, the parties hereto shall not be relieved from any obligations or liabilities arising prior to such termination.

ARTICLE 6
GENERAL

6.1 Access to Records

The Trust and the Administrator shall provide to the other full and free access to all records, documents and materials in its possession or control and relating to the Trust and the services to be provided by the Administrator hereunder. The Administrator shall retain or cause to be retained all books and records related to it and its obligations hereunder for a period of two years following termination of this Agreement, or such longer periods as required in accordance with income tax or other statutory requirements, during which period the Trust shall continue to have the access thereto described above.

6.2 Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns.

6.3 Assignment

This Agreement shall not be assigned by either party hereto without the prior written consent of the other party, save and except that the Administrator may assign this Agreement to an affiliate or associate of the Administrator without the consent of the Trust if such affiliate or associate will agree, in writing, with the Trust to be bound by all of the provisions of this Agreement and to remain an affiliate or associate of the Administrator during the term of this Agreement.

6.4 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid.

6.5 Notice

All notices required or permitted herein under this Agreement shall be in writing and may be given by delivering such notice or mailing such notice by pre-paid registered mail or by facsimile transmission to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered (or the next Business Day if the day of delivery is not a Business Day), and if mailed, shall be deemed to have been given or made and received on the third Business Day following the day on which it was so mailed and if faxed (with confirmation received) shall be deemed to have been given or made and received on the day on which it was so faxed (or the next Business Day if the day of sending is not a Business Day). The parties hereto may give from time to time written notice of change of address in the manner aforesaid.

OLYMPIA TRUST COMPANY
2300, 125 - 9th Avenue S.E.
Calgary, Alberta, T2G 0P6
Attention: Manager, Client Services
Telecopier No.: (403) 265-1455

THUNDER ENERGY INC.
700, 400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: Vice President, Finance and Chief Financial Officer
Telecopier No.: (403) 232-1317

6.6 Force Majeure

Delays in or failure of performance by a party hereto of a term or provision of this Agreement shall not constitute a default hereunder, and the obligations of a party shall be suspended during such time and to such extent that the performance of its obligations is prevented or delayed, in whole or in part, by force majeure, whenever, wherever and in respect of whomsoever such force majeure occurs.

For the purposes of this Agreement events of force majeure include strikes, lock-outs, industrial disturbance, storm, fire, flood, landslide, snowslide, earthquake, explosion, lightning, tempest, action of elements, interruption or delay in transportation including, without limitation, highway or railway closures, cessation or interruption of power supplies, acts of God, laws, rules and regulations of any government or any governmental or regulatory authority, unavoidable accidents, inability to obtain or delay in obtaining necessary permits or approvals from government or any governmental or regulatory authority, inability to obtain or delay in obtaining necessary materials, facilities and equipment in the open market, or any other cause whether similar or dissimilar to those specifically enumerated, to the extent that such cause and the effects thereof are beyond the reasonable control of the party, provided that a party's own lack of funds shall not be considered an event beyond a party's reasonable control.

6.7 Further Assurances

Each party hereto agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to carry out the purposes of this Agreement and the transactions contemplated hereby.

6.8 Time of Essence

Time is of the essence in respect of this Agreement.

6.9 No Partnership

Nothing herein shall be construed as creating a partnership and no party shall have any partnership rights or liabilities hereunder or in connection herewith.

6.10 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto, and supersedes all prior agreements, in respect of the subject matter hereof.

6.11 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors (including any additional or successor Trustee appointed pursuant to the Trust Indenture) and permitted assigns.

6.12 Counterparts

This Agreement may be executed in several counterparts, each of which when executed by any of the parties shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

OLYMPIA TRUST COMPANY, in its capacity as Trustee of THUNDER ENERGY TRUST

Per: (signed) "[redacted]"

Per: (signed) "[redacted]"

THUNDER ENERGY INC.

Per: (signed) "[redacted]"

Per: (signed) "[redacted]"

THUNDER ENERGY TRUST

RESTRICTED UNIT BONUS PLAN

ARTICLE 1 - DEFINED TERMS

1.1 Where used herein, the following terms shall have the following meanings, respectively:

(a) "**associate**" has the meaning ascribed thereto in subsection 1(1) of the *Securities Act* (Alberta);

(b) "**Board**" means the board of directors of Thunder Energy Inc.;

(c) "**Business Day**" means a day on which there is trading on the Toronto Stock Exchange or such other stock exchange on which the Trust Units are then listed and posted for trading, and if none, a day that is not a Saturday or Sunday or a national legal holiday in Canada;

(d) "**Cause**" in relation to the termination of the employment of any Participant with the Trust or its Subsidiaries, has the meaning as such term is defined in the Participant's employment agreement with the Trust or its Subsidiaries, or, if such term is not so defined or if the Participant has not entered into an employment agreement with the Trust or its Subsidiaries, then as such term is defined by applicable law;

(e) "**Change of Control**" means (i) the initiation of a Take-Over Proposal; (ii) the issuance to or acquisition by any person, or group of persons acting jointly or in concert of (A) more than 50% of the outstanding Trust Units; or (B) more than 33 1/3% of the outstanding Trust Units and the election or appointment by such person or persons of their nominees as a majority of the Board; (iii) a change in the ownership of Thunder the effect of which is that a sufficient number of voting shares of Thunder necessary to elect a majority of directors to the Board are not beneficially held or under the direction or control of the Trust; (iv) the sale of all or substantially all of the assets of Thunder or Thunder Energy Partnership; or (v) the termination of the Trust;

(f) "**Consultant**" means an individual, other than an employee or an officer of the Trust or any of its Subsidiaries, that (a) is engaged to provide on a bona fide basis consulting, technical, management or other services to the Trust or its Subsidiaries under a written contract between the Trust and such individuals or a company of which such individual is an employee or shareholder, and (b) in the reasonable opinion of the Board, spends or will spend a significant amount of time and attention on the affairs and business of the Trust or its Subsidiaries;

(g) "**Disability**" means, with respect to a Participant, any physical or mental state of the Participant such that as a result of illness, disease, mental or physical disability or similar cause, the Participant is unable to fulfill his obligations under his employment agreement or consulting agreement with the Trust or its Subsidiaries, if any, either for any consecutive six month period or for any six month period (whether or not consecutive) in any consecutive 24 month period;

(h) "**Exchangeable Shares**" means exchangeable shares in the capital of Thunder, which are exchangeable into Trust Units;

(i) "**Expiry Date**" means, with respect to a Vested Restricted Unit, December 31 of the third year following the year in which the grant of the Vested Restricted Units related;

(j) "**Fair Market Value**" with respect to a Vested Restricted Unit as at any date means the weighted average of the prices at which the Trust Units traded on the Toronto Stock Exchange (or, if the Trust Units are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which the Trust Units are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which the Trust Units traded on the said Exchange immediately

preceding such date. In the event that the Trust Units are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Trust Units as determined by the Board in their discretion, acting reasonably and in good faith;

(k) "**Grant Agreement**" means the agreement between the Trust and a Participant, in such form as may be approved by the Board, under which a Restricted Unit is granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(l) "**Grant Date**" means the date upon which a Registered Unit is granted pursuant to the terms of the Plan;

(m) "**Insider**" means any insider, as such term is defined in the Toronto Stock Exchange Company Manual;

(n) "**Participant**" means a Trustee, or a director, officer or employee of the Trust or a Subsidiary of the Trust or a Consultant, in each case which, in the opinion of the Board, is or holds an appropriate position in or with the Trust or a Subsidiary of the Trust to warrant participation in this Plan;

(o) "**Payout Amount**" means, with respect to each Vested Restricted Unit, the Fair Market Value of such Vested Restricted Unit on the Redemption Date;

(p) "**Plan**" means this Thunder Energy Trust Restricted Unit Bonus Plan, as the same may be further amended or varied from time to time;

(q) "**Redemption Date**" means the date upon which the Trust receives or is deemed to have received a Redemption Notice from a Participant which, for greater certainty, shall not be later than 15 Business Days prior to the Expiry Date with respect to a Vested Restricted Unit;

(r) "**Redemption Notice**" has the meaning ascribed thereto in Section 6.1 hereof;

(s) "**Restricted Unit**" means a restricted unit granted pursuant to Article 3 of this Plan;

(t) "**Share Compensation Arrangement**" means a unit option, unit option plan, employee unit purchase plan or any other compensation or incentive mechanism of the Trust involving the issuance or potential issuance of Units to one or more service providers (as defined in the Toronto Stock Exchange Company Manual), including a unit purchase from treasury which is financially assisted by the Trust by way of a loan, guaranty or otherwise;

(u) "**Thunder**" means Thunder Energy Inc., a Subsidiary of the Trust, and any of its successors at law;

(v) "**Subsidiary**", in relation to the Trust, means any body corporate, trust, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by the Trust;

(w) "**Take-Over Proposal**" means (i) any proposal or offer by a third person, whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 50% of the Trust Units whether by way of arrangement, amalgamation, merger, consolidation or other business combination, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third person to acquire in any manner, directly or indirectly, more than 50% of the Trust Units or (ii) any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution or other business combination involving Trust;

(x) "**Trust**" means Thunder Energy Trust and includes any successor entity thereof;

(y) "**Trust Indenture**" means the amended and restated trust indenture pursuant to which the Trust was settled;

(z) "**Trust Units**" means the units of the Trust issuable pursuant to the terms of the Trust Indenture;

(aa) "**Trustee**" means a trustee of the Trust;

(bb) "**Vested Restricted Unit**" means any Restricted Unit which has vested and become eligible for redemption pursuant to the provisions of Section 5.4 hereof; and

(cc) "**Vesting Date**" has the meaning ascribed thereto in Section 5.4 hereof.

1.2 Where appropriate, any capitalized terms which are not otherwise defined herein shall have the meaning ascribed to such terms in the Trust Indenture.

1.3 Words importing the singular number only shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders. References in this Plan to "this Plan", "hereto", "herein", "hereof", "hereby", "hereunder", and similar expressions shall be deemed, in the absence of express language to the contrary, to refer to this Plan and not to any particular article, section or portion hereof and include any and every agreement or other instrument supplemental or ancillary hereto or in implementation hereof (including but not limited to the various Grant Agreements).

1.4 The headings of the articles, sections and clauses are inserted herein for convenience of reference only and shall not affect the meaning of construction thereof.

ARTICLE 2 - PURPOSE OF THE PLAN

2.1 The purpose of the Plan is to provide incentive bonus compensation to Participants, which is calculated based on the grant of Restricted Units and the appreciation in value of the Trust Units (including distributions payable in respect thereof) from the Grant Date until the Redemption Date, thereby rewarding their efforts in the year of grant and providing additional incentive for their continued efforts in promoting the growth and success of the business of the Trust, as well as assisting the Trust in attracting and retaining senior management personnel and the Board.

ARTICLE 3 - RESTRICTED UNITS

3.1 The incentive compensation bonus contemplated under the Plan will be granted in the form of Restricted Units. Where the Board grants Restricted Units to a Participant, such grant shall be in addition to the Participant's regular compensation for services he or she renders in respect of the Trust or any of its Subsidiaries in the year of the grant. Each Restricted Unit will give the Participant the right to receive, upon each Vesting Date with respect to such portion of the Restricted Units which has vested pursuant to the provisions of Section 5.4 hereof and in accordance with the terms of the Grant Agreement relating to such Restricted Unit, an amount equal to the Payout Amount. In addition, commencing from and after the Grant Date until the earlier of the Redemption Date or the date on which such Restricted Units terminate in accordance with the terms of this Plan, each Participant shall be entitled to receive from the Trust, in respect of each of Restricted Unit held by such Participant, an amount, in cash and paid by the Trust coincident with any distribution by the Trust to holders of Trust Units, equal to the amount of such distribution per Trust Unit.

3.2 Upon a redemption by the Participant of any one or more Vested Restricted Units, the Board shall direct, in its sole discretion, that the Payout Amount owing to a Participant in respect of any one or more redeemed Vested Restricted Units granted to such Participant be satisfied either:

(a) subject to Section 3.3, by the issuance from treasury to such Participant of a number of Trust Units which have a Fair Market Value as at the Redemption Date equal to the Payout Amount;

(b) subject to Section 3.3, through open market purchases or purchases pursuant to private transactions with third parties, on behalf of such Participant, of such number of Trust Units that have a Fair Market Value on the Redemption Date equal to the Payout Amount; or

(c) by the payment to the Participant of an amount in cash equal to the Payout Amount.

Upon the redemption of a Vested Restricted Unit as contemplated in Article 5 hereof and pursuant to the terms of a particular Grant Agreement, the Participant shall be entitled to receive and the Trust shall issue to the Participant, cause to be purchased on behalf of the Participant or pay to the Participant, as the case may be, within 15 Business Days following the Redemption Date, the number of Trust Units or cash in an amount equal to the Payout Amount as contemplated herein.

3.3 The issuance from treasury by the Trust or the purchase of any Trust Units under the Plan on behalf of a Participant pursuant to the provisions of Section 3.2(a) or 3.2(b) hereof shall be subject to the requirement that, if at any time counsel to the Board shall determine that the listing, registration or qualification of the Trust Units to be issued or purchased upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the issuance or purchase of such Trust Units, such Trust Units may not be issued or purchased, as the case may be, unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. In addition, any purchase or issuance of Trust Units under the Plan shall be subject to the provision that, if at any time the Board shall determine, in its sole discretion, that it is not reasonably feasible to comply with any condition of any law or regulation of any jurisdiction in which any Participant is resident, including, without limitation, the requirement to deliver to any Participant resident in the United States financial statements of the Trust reconciled to U.S. generally accepted accounting principles, which the Trust has determined is necessary as a condition of, or in connection with, the issuance or purchase of Trust Units thereunder, such Trust Units may not be purchased on behalf of or issued to such Participant unless such condition is complied with by the Trust on terms acceptable to the Board. Nothing herein shall be deemed to require the Trust to take any action, refrain from taking any action or to apply for or to obtain any listing, registration, qualification, consent or approval in order to comply with any condition of any law or regulation applicable to the issuance or purchase of any Trust Units hereunder. If Trust Units may not be issued or purchased under the Plan pursuant to this Section 3.3, then the Trust shall be required to satisfy the Payout Amount owing at such time to the Participant in cash.

3.4 Any issuance or purchase of Trust Units or payment of cash under the Plan shall be subject to the provision that the Trust may, in its sole discretion, require the Participant to reimburse the Trust for any amounts required to be paid by the Trust to any taxing or other governmental authority on behalf of the Participant or on its own behalf in respect of the issuance or purchase of the Trust Units or payment of cash to such Participant including, without limitation, excise, employment or income taxes, Canada/Quebec Pension Plan Contributions and Employment Insurance premiums required to be withheld from amounts payable by the Trust to the Participant. In lieu thereof, the issuance or purchase of Trust Units or the payment of cash under the Plan is conditional upon the Trust's reservation, in its discretion, of the right to withhold, consistent with any applicable law, from any compensation or other amounts payable to the Participant, any amounts required to be paid by the Trust to any taxing or other governmental authority on behalf of the Participant or its own behalf under any federal, state, provincial or local law as a result of the issuance or purchase of Trust Units or the payment of cash under the Plan. To the extent that compensation or other amounts, if any, payable to the Participant are insufficient to pay any amounts required to be so paid by the Trust, the Trust may, in its sole discretion, require the Participant, as a condition to the issuance of Trust Units from treasury or the purchase on his behalf of any Trust Units under the Plan, to pay in cash or by certified cheque to the Trust an amount sufficient to cover such liability or otherwise make adequate provision to the Trust's satisfaction of its obligations under federal, state, provincial and/or local law, and the Trust is authorized, without limitation, (i) to hold the unit certificate to which the Participant is entitled upon the issuance or purchase of such Trust Units as

security for the payment of such obligation, until cash (through the issuance of distributions in respect of such Trust Units) sufficient to pay that liability has accumulated; (ii) to retain some or all of the Trust Units issuable in connection with such issuance or purchase under the Plan, having a fair market value at the date of the issuance or purchase of such Trust Units which is equal to the amount of the Trust's obligations set forth above; or (iii) to direct the Participant's selling broker to withhold from the proceeds realized from the sale of such Trust Units an amount which is equal to the Trust's obligations set forth above and to pay such amount directly to the Trust.

ARTICLE 4 - TRUST UNITS SUBJECT TO THE PLAN

4.1 The number of Trust Units reserved at any time for issuance pursuant to issuances or purchases under the Plan of redeemed Restricted Units, together with Trust Units reserved for issuance under any other Share Compensation Arrangements, may not exceed 5% of the aggregate issued and outstanding Trust Units and Exchangeable Shares at that time.

4.2 Any grant of Restricted Units under the Plan shall be subject to the following restrictions:

(a) the number of Trust Units issued to Insiders, together with Trust Units issued under any other Share Compensation Arrangements, within a one-year period, must not exceed 5% of the aggregate issued and outstanding Trust Units and Exchangeable Shares;

(b) the number of Trust Units reserved for issuance to any one person pursuant to issuances or purchases under the Plan of redeemed Restricted Units, together with Trust Units reserved for issuance under any other Share Compensation Arrangements, must not exceed 1% of the aggregate issued and outstanding Trust Units and Exchangeable Shares; and

(c) the number of Trust Units reserved for issuance to non-management directors of Thunder pursuant to issuances or purchases under the Plan of redeemed Restricted Units, together with Trust Units reserved for issuance under any other Share Compensation Arrangements, must not exceed 0.5% of the aggregate issued and outstanding Trust Units and Exchangeable Shares.

ARTICLE 5 - GRANT AND VESTING OF RESTRICTED UNITS

5.1 Each grant of a Restricted Unit will be set forth in a Grant Agreement containing terms and conditions required in this Article 5 and such other terms and conditions not inconsistent herewith as the Board, in its sole discretion, may deem appropriate. Before the initial grant of a Restricted Unit to a Participant, a copy of the Plan will be delivered to such Participant.

5.2 Restricted Units may be granted by the Board to any Participant in respect of services rendered (or to be rendered) by the Participant in respect of the Trust in the year of the grant.

5.3 Except as otherwise provided herein and subject to the terms hereof, the number of Restricted Units subject to each grant, the expiration date of each Restricted Unit, the Vesting Dates with respect to each grant of Restricted Units, how the Payment Amount is satisfied and other terms and conditions relating to each such Restricted Unit shall be determined by the Board. The Board may, subject to receipt of all required regulatory and stock exchange approvals, subsequent to the time of granting a Restricted Unit, permit the vesting of all or any portion of an unvested Restricted Unit then outstanding and granted to the Participant under this Plan, in which event all such unvested Restricted Units then outstanding and granted to the Participant shall be deemed to be immediately vested and available for redemption during such period of time as may be specified by the Board.

5.4 Restricted Units granted hereunder shall, unless otherwise determined by the Board and as specifically set out in the Grant Agreement, vest and become available for redemption as to 33 ⅓% on each of the first, second and third anniversaries of the Grant Date (in each case, the "**Vesting Date**"). Upon the Vesting Date in respect of each

Restricted Unit, the Participant shall then be entitled to redeem such Vested Restricted Units in accordance with the provisions of Section 6.1 hereof, and upon such redemption, receive the Payout Amount in respect of such Vested and redeemed Restricted Units.

5.5 Notwithstanding any other provision of the Plan or a Grant Agreement, Restricted Units granted hereunder shall terminate, cease to be redeemable and be of no further force and effect after the Expiry Date.

ARTICLE 6 - REDEMPTION OF RESTRICTED UNITS

6.1 A Restricted Unit which has vested and become available for redemption pursuant to the provisions of Section 5.4 hereof may be redeemed by the Participant at any time and from time to time after the Vesting Date and prior to the Expiry Date by delivery to the Board at the registered office of Thunder of a written notice of election to redeem (the "**Redemption Notice**") in a form approved by the Board, such election to be addressed to the Board specifying the number of Restricted Units to be redeemed. If, by the close of business on an Expiry Date relating to any Restricted Units, there remains any Vested Restricted Units in respect of which a Redemption Notice has not been received by the Board as contemplated herein, such Vested Restricted Units shall be deemed to have been redeemed and the Board shall be deemed to have received a Redemption Notice immediately prior to the close of business on the Expiry Date in respect of such Vested Restricted Units. In the case of any deemed redemption pursuant to this Plan, the Payout Amount of the Restricted Units so redeemed shall be satisfied in the manner determined by the Board, in its sole discretion.

6.2 The Trust shall pay or satisfy the Payout Amount to the Participant on the date which is 15 Business Days following a Redemption Date.

6.3 Notwithstanding the provisions of Section 5.4 hereof and subject to any express resolution passed at any time by the Board in respect of the grant of Restricted Units to any one or more Participants to extend the period of time in which such Restricted Units may be redeemed, provided that such extension is not beyond the Expiry Date, if a Participant's employment with the Trust or its Subsidiaries, as the case may be, is terminated or is alleged to have been terminated for Cause, any Restricted Units granted to such Participant hereunder which have not yet vested at such time shall terminate and be of no further force or effect from and after the date of such termination.

6.4 Notwithstanding the provisions of Section 5.4 hereof and subject to any express resolution passed by the Board with respect to the grant of Restricted Units to any one or more Participants, (a) in the event of the resignation or retirement of a Participant as an employee of the Trust or its Subsidiaries, or the termination of the employment of a Participant with the Trust or its Subsidiaries for any reason other than for Cause (and whether or not such termination is with reasonable notice); (b) where a Participant ceases to be a Consultant; or (c) where a Participant ceases to be a Trustee or a director of a Subsidiary of the Trust, as the case may be, and, in each of the above circumstances, where such Participant does not otherwise continue to qualify hereunder as a Participant, any Restricted Units granted to such Participant hereunder which have not yet vested as at the effective date of such resignation, retirement, termination or ceasing to act, as the case may be, (in this Section, the "**Termination Date**") shall terminate and become null and void, and such Participant shall have a period of 90 days from the Termination Date or until the Expiry Date for such Vested Restricted Units, if earlier (in this Section, the "**Exercise Period**") to redeem any Vested Restricted Units and, failing such redemption, such Vested Restricted Units shall be deemed to have been redeemed and the Board shall be deemed to have received a Redemption Notice in respect of such Vested Restricted Units immediately prior to the close of business on the last day of the Exercise Period.

6.5 Notwithstanding the provisions of Section 5.4 hereof and subject to any express resolution passed at any time by the Board with respect to the grant of Restricted Units to any one or more Participants to extend the period of time in which such Restricted Units may be redeemed, provided that such extension is not beyond the Expiry Date, upon the death or Disability of a Participant, any Restricted Units granted to such Participant hereunder which have not yet vested as at the date of the death or Disability (in this Section, the "**Termination Date**") of such Participant shall terminate and become null and void, and any Vested Restricted Units as at the date of death or Disability shall

remain available for redemption by the executor, administrator or personal representative of such Participant for a period of one year from the Termination Date or until the Expiry Date in respect of such Vested Restricted Units, if earlier (in this Section, the "**Exercise Period**"), and, failing such redemption, such Vested Restricted Units shall be deemed to have been redeemed and the Board shall be deemed to have received a Redemption Notice in respect of such Vested Restricted Units immediately prior to the close of business on the last day of the Exercise Period.

6.6 Notwithstanding the provisions of Section 5.4 hereof and subject to any express resolution passed at any time by the Board with respect to the grant of Restricted Units to any one or more Participants to extend the period of time in which such Restricted Units may be redeemed, provided that such extension is not beyond the Expiry Date, in the event of a Change of Control, all Restricted Units granted to a Participant hereunder which have not yet vested shall immediately vest and shall be available for redemption by the Participant as follows:

(a) in the event of any Change of Control other than by way of a Take-Over Proposal, such Restricted Units shall be available for redemption for a period of 30 days from the effective date of the Change of Control or until the Expiry Date for such Restricted Units, if earlier (in this Clause 6.6(a), the "**Exercise Period**") and, failing such redemption, such Restricted Units shall be deemed to have been redeemed and the Board shall be deemed to have received a Redemption Notice in respect of such Restricted Units immediately prior to the close of business on the last day of the Exercise Period; and

(b) in the event of a Change of Control arising as a result of a Take-Over Proposal, such Restricted Units shall be available for redemption for a period commencing on the date of the Take-Over Proposal and ending on the earlier of the tenth day following the expiry date of the Take-Over Proposal or the Expiry Date for such Restricted Units.

6.7 For greater certainty, a person's status as a Participant and any grant of Restricted Units hereunder shall not be affected by the Participant ceasing to be a Trustee or a director, officer or employee of the Trust or a Subsidiary or a Consultant, provided that the Participant continues to otherwise qualify as a Participant hereunder and to be eligible to receive grants of Restricted Units under the provisions of this Plan.

ARTICLE 7 - AMENDMENT AND TERMINATION

7.1 Subject to any necessary regulatory approval, the Board may at any time and from time to time make amendments to the Plan in whole or in part, including, without limitation, amendments to extend or restrict eligibility for participation in the Plan, but may not, without the approval of the unitholders of the Trust, make any amendment which would increase the maximum number of Trust Units which may be issued by the Trust from treasury to Participants under the Plan pursuant to Article 4 hereof or which may otherwise require unitholder approval, except as provided in Section 7.2 hereof. No such amendment may adversely affect any previous grant of Restricted Units or payment of a Payment Amount in respect of a Vested or redeemed Restricted Unit or deprive any Participant or his legal representative of any cash or Trust Units to which such Participant is entitled with respect to previous grants of Restricted Units which have not yet vested, except to the extent required by law. Any such amendment shall, if required, be subject to the prior approval of, or acceptance by, any stock exchange on which the Trust Units are listed and posted for trading.

7.2 If the authorized number of Trust Units as presently constituted is changed by subdivision, consolidation, reorganization, amalgamation, arrangement, merger, reclassification or other like transaction (excluding the payment of distributions), the maximum aggregate number of Trust Units which may be issued from treasury by the Trust under Article 4 of the Plan and the class of Trust Units which may be issued by the Trust or purchased pursuant to Article 4 hereof shall, in any case in which an adjustment in the opinion of the Board would be proper, be adjusted so as to appropriately reflect such change.

7.3 The Board shall determine the adjustments to be made pursuant to Section 7.2 hereof.

7.4 Notwithstanding the provisions of this Article 7, should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Trust now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Trust and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

7.5 Notwithstanding any other provision of this Plan, the Board may at any time by resolution terminate this Plan, provided that any such termination shall not have any effect on previously granted and unvested or unredeemed Restricted Units.

ARTICLE 8 - NO TRANSFER OR ASSIGNMENT OF PARTICIPANTS' RIGHTS

8.1 Restricted Units are not assignable or transferable by a Participant in whole or in part, either directly, by operation of law or otherwise, except through devolution by death or incompetency, and no right or interest of any Participant under the Plan or to receive cash or Trust Units hereunder shall be liable for or subject to any obligation or liability of such Participant.

ARTICLE 9 - ADMINISTRATION AND INTERPRETATION

9.1 Nothing in the Plan shall be construed as giving any Participant the right to be retained in the employ of the Trust or any of its Subsidiaries or any right to any payment whatsoever except to the extent of the benefits provided for by the Plan. The Trust and its Subsidiaries expressly reserve the right to dismiss any Participant at any time without liability for the effect which such dismissal might have upon him as a Participant of the Plan other than as expressly provided for herein. No reasonable notice or payment in lieu thereof will extend the period of employment for purposes of the Plan.

9.2 The Plan shall be administered by the Board.

9.3 The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

(a) to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan; and

(b) to interpret and construe the Plan and to determine all questions arising out of the Plan or the purchase or issuance of Trust Units under the Plan.

ARTICLE 10 - LIABILITY

10.1 Neither the Board, the Trust or any person acting on their direction or authority shall be liable for anything done or omitted to be done by the Board, the Trust or any such person with respect to the price, time, quantity or other conditions and circumstances of the issuance or purchase of Trust Units under the Plan or with respect to any fluctuations in the market price of the Trust Units or in any other connection under the Plan, unless such act or omission constitutes willful misconduct or gross negligence on the part of the Board, the Trust or any such person.

ARTICLE 11 - GOVERNMENTAL REGULATIONS

11.1 The Trust's obligation to issue and deliver or to cause to be purchased and delivered Trust Units under the Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance or purchase and sale of such Trust Units.

11.2 Governmental regulations and any stock exchange on which the Trust Units are listed may impose reporting or other obligations on the Trust with respect to the Plan. For example, the Trust may be required to identify Restricted Units granted under the Plan on its Trust Unit ownership records or unitholder information circulars and send tax information to employees and former employees who transfer title to Trust Units acquired under the Plan.

ARTICLE 12 - GOVERNING LAW

12.1 The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

THUNDER ENERGY TRUST

AMENDED AND RESTATED TRUST INDENTURE

Heenan Blaikie LLP

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THUNDER ENERGY TRUST

AMENDED AND RESTATED TRUST INDENTURE

THIS TRUST INDENTURE dated May 31, 2005 is hereby amended and restated as of June 30, 2005.

BETWEEN:

OLYMPIA TRUST COMPANY, a trust company incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called the "**Trustee**")

OF THE FIRST PART

and

APRIL MAYNES., an individual resident in the City of Calgary, in the Province of Alberta (hereinafter called the "**Settlor**")

OF THE SECOND PART

and

THUNDER ENERGY INC., a body corporate incorporated under the laws of Alberta, with offices in the City of Calgary, in the Province of Alberta (hereinafter called "**Thunder**" or the "**Corporation**")

OF THE THIRD PART

WHEREAS the Trust was originally settled on May 31, 2005 by the Settlor;

AND WHEREAS the parties wish to effect certain amendments to the Trust Indenture;

NOW THEREFORE THIS INDENTURE WITNESSETH that in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares and covenants and agrees with and in favour of the holders from time to time of the Trust Units and the Settlor as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture, including the recitals, and in the Trust Certificates and schedules hereto, unless the context otherwise requires, the following words and expressions shall have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended from time to time, including the regulations promulgated thereunder;

(b) "**AcquisitionCo**" means Thunder Acquisition Ltd., a corporation incorporated under the ABCA by the Trust for the purposes of giving effect to the Plan of Arrangement and the Trust Reorganization;

(c) "**Administration Agreement**" means the agreement dated effective May 31, 2005 between the Trustee and the Corporation pursuant to which the Corporation has agreed to provide certain administrative and advisory services in connection with the Trust;

(d) "**Affiliate**" has the meaning set forth in the *Securities Act* (Alberta), as amended from time to time;

(e) "**Appraised Redemption Price**" has the meaning set forth in Section 18.6;

(f) "**AmalgamationCo**" means Thunder Energy Inc., the corporation resulting from the amalgamation of Thunder, Mustang, Forte and AcquisitionCo pursuant to the Plan of Arrangement;

(g) "**ARTC**" means Alberta Royalty Tax Credit within the meaning of the *Alberta Corporate Tax Act*;

(h) "**Associate**" has the meaning set forth in the *Securities Act* (Alberta), as amended from time to time;

(i) "**Auditors**" means Ernst & Young LLP, or such other firm of chartered accountants as may be appointed as auditor or auditors of the Trust by or in accordance with Article 15;

(j) "**Business Day**" means a day other than a Saturday, Sunday or holiday in the City of Calgary in the Province of Alberta;

(k) "**Canadian Resident**" means a person who is not a Non-Resident;

(l) "**Closing**" means the completion of the Trust Reorganization and "**Date of Closing**" means the date on which the Closing occurs;

(m) "**Corporation**" or "**Thunder**" means Thunder Energy Inc., a corporation incorporated under the ABCA, and the corporation continuing as AmalgamationCo after the amalgamation of AcquisitionCo, Thunder Energy Inc., Mustang and Forte pursuant to the Plan of Arrangement;

(n) "**Counsel**" means a law firm (which may be counsel to the Corporation) reasonably acceptable to the Trustee;

(o) "**Credit Agreement**" means any credit agreement between a Lender and the Corporation (or any of its Affiliates), or any similar agreement which supplements or replaces a Credit Agreement between the Corporation and a Lender;

(p) "**Debt Service Charges**" means all interest and principal repayments and other fees, costs, expenses and disbursements relating to the borrowing of funds by the Trust, the Corporation or any other Affiliates of the Trust;

(q) **"Distributable Cash of the Trust"** has the meaning set forth in Section 5.1 hereof;

(r) **"Distribution Record Date"** means the last day of each calendar month or such other date as may be determined from time to time by the Trustee upon the recommendation of the board of directors of the Corporation, except that December 31 shall in all cases be a Distribution Record Date;

(s) **"Effective Date"** means the date that the Plan of Arrangement is effected;

(t) **"Energy Assets"** has the meaning set forth in Section 4.1(b);

(u) **"Exchangeable Share Agreements"** means the support agreement and voting and exchange trust agreement to be entered into by the Trustee, the Trust, AmalgamationCo and ExchangeCo with respect to the issuance of Exchangeable Shares in connection with the Trust Reorganization;

(v) **"Exchangeable Shares"** means the exchangeable shares in the capital of AmalgamationCo;

(w) **"ExchangeCo"** means Thunder Exchangeco Ltd., a corporation incorporated under the ABCA;

(x) **"Forte"** means Forte Resources Inc., a corporation incorporated under the ABCA, and the Corporation continuing as Forte Resources Inc. after the amalgamation of Forte Resources Inc. and Forte Oil Corporation pursuant to the Plan of Arrangement;

(y) **"Indemnified Parties"** has the meaning set forth in Section 7.8;

(z) **"Information Circular"** means the joint information circular and proxy statement of the Corporation, Mustang and Forte to be dated on or about June 6, 2005 with respect to the Trust Reorganization;

(aa) **"Issue Expenses"** means all expenses of an Offering payable by the Trust including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in any Offering Document relating to the particular Offering, but excluding Underwriter's Fees;

(bb) **"Lender"** means the lender or lenders (or any of its or their Affiliates) providing one or more credit or debt facilities, hedging or swap or other derivatives facilities or any other ancillary facilities to the Trust, the Corporation or any other Affiliate of the Trust with respect to the ownership and operation of its assets, business and affairs;

(cc) **"Market Redemption Price"** has the meaning set forth in Section 18.3;

(dd) **"Material Contracts"** means this Trust Indenture, the Administration Agreement, the Exchangeable Share Agreements, any Credit Agreement, the NPI Agreement, the Notes, each as amended or replaced from time to time, and any Underwriting Agreement and any loan agreement, credit agreement, royalty agreement, indenture or other agreement entered into by the Trust for the purpose of making any Subsequent Investment;

(ee) **"Mustang"** means Mustang Resources Inc., a corporation incorporated under the ABCA;

(ff) **"Net Income"** has the meaning set forth in Section 5.3(a);

(gg) **"Net Realized Capital Gains"** has the meaning set forth in Section 5.3 hereof;

(hh) **"NPI"** means the right of the Trust to receive a net profits interest from the Partnership pursuant to the NPI Agreement;

(ii) **"NPI Agreement"** means the agreement granting the NPI to be entered into between the Trust and the Partnership pursuant to the Trust Reorganization, as such agreement may be amended or supplemented from time to time;

(jj) **"Non-Resident"** means a non-resident of Canada within the meaning of the Tax Act and any partnership that is not a Canadian partnership within the meaning of the Tax Act;

(kk) **"Notes"** means the promissory notes to be issued pursuant to the Note Indenture as part of the Trust Reorganization;

(ll) **"Note Indenture"** means the note indenture to be entered into among AcquisitionCo and Olympia Trust Company governing the issuance of the Notes;

(mm) **"Offering"** means any issuance or offering of Trust Units or any rights, warrants or other securities to purchase, to convert into or exchange into Trust Units or any other securities on a public or private basis in Canada or elsewhere;

(nn) **"Offering Documents"** means any one or more of a prospectus, information memorandum, private placement memorandum and similar public or private offering document, or any understanding, commitment or agreement to issue or offer Trust Units or any other securities, including the Information Circular of the Corporation to be prepared in connection with the Plan of Arrangement and the Trust Reorganization;

(oo) **"Ordinary Resolution"** means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders (and including the holders of Special Voting Units, if any) present in person or represented by proxy at the meeting;

(pp) **"Other Notes"** has the meaning set forth in Section 18.5(a);

(qq) **"outstanding"**, in relation to Trust Units, has the meaning attributed thereto in Section 1.2 hereof;

(rr) **"Partnership"** means the Thunder Energy Partnership;

(ss) **"Payment Date"** has the meaning set forth in Section 5.8;

(tt) **"Permitted Investments"** means:

(i) loan advances to the Corporation or to any other Affiliates of the Trust;

(ii) interest bearing accounts of certain financial institutions, including Canadian chartered banks and the Trustee;

(iii) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(iv) term deposits, guaranteed investment certificates of deposit or bankers' acceptances of or guaranteed or accepted by any Canadian chartered bank or other financial institution (including the Trustee and any Affiliate of the Trustee), the short term debt or deposits of

which have been rated at least A by Standard & Poor's Corporation, or the equivalent by Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited;

(v) commercial paper rated at least A by Standard & Poor's Corporation, or the equivalent by Dominion Bond Rating Service Limited; and

(vi) investments in bodies corporate, partnerships or trusts engaged in the oil and natural gas business, including Shares;

provided that any investment of the type referred to in Section 4.3 shall not be a Permitted Investment;

(uu) "**person**" means an individual, partnership, body corporate, association or trust;

(vv) "**Plan of Arrangement**" means the plan of arrangement setting forth the terms and conditions on which Thunder, Mustang and Forte propose to complete an arrangement under section 193 of the ABCA in order to effect the Trust Reorganization;

(ww) "**Pro Rata Share**" of any particular amount in respect of a Unitholder at any time shall be the amount obtained by dividing the number of Trust Units that are owned by that Unitholder at that time by the total number of all Trust Units that are issued and outstanding at that time;

(xx) "**Properties**" means the working, royalty or other interests of the Corporation or any other Affiliates of the Trust from time to time in any petroleum and natural gas rights, tangibles and miscellaneous interests, including the properties in which the Corporation or any other Affiliates of the Trust has an interest as at the date hereof, and properties which may be acquired by the Corporation or any other Affiliates of the Trust at a future date;

(yy) "**Redemption Gains**" has the meaning set forth in Section 5.3(c);

(zz) "**Redemption Income**" has the meaning set forth in Section 5.3(c);

(aaa) "**Redemption Notes**" means promissory notes issued in series, or otherwise, by the Trust pursuant to a note indenture and issued to redeeming Unitholders in principal amounts equal to the Market Redemption Price or Appraised Redemption Price of the Trust Units to be redeemed and having the following terms and conditions:

(i) unsecured and bearing interest from and including the issue date of each such note at a market rate determined at the time of issuance, based on the advice of an independent financial advisor, by the board of directors of the Corporation and payable monthly in arrears (with interest after as well as before maturity, default and judgment, and interest on overdue interest at such rate);

(ii) subordinated and postponed to all Senior Debt and which may be subject to specific subordination and postponement agreements to be entered into by the Trustee pursuant to the note indenture with holders of Senior Debt;

(iii) subject to earlier prepayment, being due and payable on the fifth anniversary of the date of issuance; and

(iv) subject to such other standard terms and conditions as would be included in a note indenture for promissory notes of this kind, as may be approved by the Corporation;

(bbb) "**Senior Debt**" means (a) all indebtedness, obligations and liabilities of AcquisitionCo in respect of borrowed money (as that term is defined in the Note Indenture) excluding (i) the indebtedness obligations or liability created under or evidenced by the Notes or the Note Indenture; and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank *pari pasu* with or subordinate to the Notes; and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of AcquisitionCo, other than indebtedness, obligations and liabilities to the holders of Notes;

(ccc) "**Senior Debt Default**" means and includes:

(i) any event of default under any Senior Debt; and

(ii) any demand for repayment of any Senior Debt which is due and payable on demand;

(ddd) "**Settled Amount**" means the amount of two thousand dollars in lawful money of Canada paid by the Settlor to the Trustee for the purpose of settling the Trust;

(eee) "**Settlor**" means April Maynes;

(fff) "**Shares**" means the issued and outstanding common shares of the Corporation as of the Date of Closing and also means shares of any class issued by the Corporation thereafter;

(ggg) "**Special Resolution**" has the meaning attributed thereto in Section 10.6 hereof;

(hhh) "**Special Voting Unit**" has the meaning ascribed thereto in Section 3.9;

(iii) "**Subsequent Investment**" means any of the investments which the Trust may make pursuant to Subsection 4.1 (b – g) provided that any investment of the type referred to in Section 4.3 shall not be a Subsequent Investment;

(jjj) "**Tax Act**" has the meaning ascribed thereto in Section 1.3;

(kkk) "**Transfer Agent**" means Olympia Trust Company, its successors or assigns, in its capacity as transfer agent and registrar for the Trust Units, or such other company as may from time to time be appointed by the Trustee to act as transfer agent and registrar for the Trust Units together, in either such case, with any subtransfer agent duly appointed by the transfer agent;

(lll) "**Trust**" means Thunder Energy Trust and refers to the trust relationship between the Trustee and the Unitholders with respect to the Trust Fund, upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

(mmm) "**Trust Certificate**" or "**Trust Unit Certificate**" means a certificate, in the form approved by the Trustee, evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof;

(nnn) **"Trust Expenses"** means all expenses incurred by the Trustee, the Corporation or any third party, in each case for the account of the Trust, in connection with this Indenture, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections 7.6, 7.8 and 7.9 and all amounts payable to the Corporation pursuant to the Administration Agreement;

(ooo) **"Trust Fund"**, at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee on behalf of the Trust for the purposes of the Trust under this Indenture:

(i) the Settled Amount;

(ii) shares in the capital of AcquisitionCo, ExchangeCo and any other Affiliate of the Trust;

(iii) the Shares and Notes acquired pursuant to the Plan of Arrangement;

(iv) all funds realized from the issuance of Trust Units or any other securities of the Trust;

(v) any Permitted Investments in which funds may from time to time be invested;

(vi) all rights in respect of and income generated under the NPI Agreement or any royalty;

(vii) any Subsequent Investment;

(viii) any proceeds of disposition of any of the foregoing property including, without limitation, the NPI or any royalty; and

(ix) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

(ppp) **"Trust Reorganization"** means the series of transactions resulting in the Trust owning all of the issued and outstanding securities of AmalgamationCo (other than the exchangeable shares of AmalgamationCo), the particulars of which are set forth in the Information Circular prepared with respect to the Plan of Arrangement;

(qqq) **"Trust Unit"** means a trust unit of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof;

(rrr) **"Trustee"** means Olympia Trust Company in its capacity as trustee of the Trust, or its successor or successors for the time being as trustee hereunder;

(sss) **"Underwriting Agreement"** means any underwriting, agency or similar agreement entered into by the Trustee and investment dealers, and such other persons, including the Corporation, as may be a party thereto relating to an Offering;

(ttt) **"Underwriter's Fees"** means the amounts so designated in any Underwriting Agreement;

(uuu) **"Unitholders"** means the holders from time to time of one or more Trust Units; and

(vvv) **"year"** means initially, the period commencing on the date hereof and ending on December 31, 2005, and thereafter means a calendar year.

1.2 Meaning of "Outstanding"

Every Trust Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation, provided that when a new Trust Certificate has been issued in substitution for a Trust Certificate which has been lost, stolen or destroyed, only one of such Trust Certificates shall be counted for the purpose of determining the number of Trust Units outstanding.

For the purposes of any provision of this Indenture or any Material Contract entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or take any other action under this Indenture or any Material Contract, Trust Units owned directly or indirectly, legally or equitably, by the Corporation or any Affiliate thereof shall be disregarded except that for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, only the Trust Units which the Trustee knows are so owned shall be so disregarded. For the purposes of this Section 1.2, the Corporation, as administrator, shall upon request provide a certificate which states the number of Trust Units and the certificate number of certificates, if certificates are issued, held by the Trust or any Affiliate thereof. The Trustee shall be entitled to rely on such certificate in order to disregard the votes of any of the aforementioned parties.

1.3 Income Tax Act

In this Indenture, any reference to the Tax Act shall refer to the *Income Tax Act*, R.S.C. 1985, Chapter 1 (5th Supplement) and the Income Tax Regulations as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Headings

The division of this Indenture into articles and sections, subsections, clauses, subclauses and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5 Construction of Terms

Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders. References in this Indenture to "this Trust Indenture", "this Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions shall be deemed to refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.6 References to Acts Performed by the Trust

Any reference in this Indenture to an act to be performed by the Trust shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or, to the extent applicable, by the Corporation on behalf of the Trust and where reference is made in this Indenture to actions, rights or obligations of the Trustee, such reference shall be construed and applied for

all purposes to refer to actions, rights or obligations of the Trustee in its capacity as Trustee of the Trust, and not in its other capacities, unless the context otherwise requires.

ARTICLE 2
DECLARATION OF TRUST

2.1 Settlement of Trust

The Settlor has paid the Settled Amount to the Trustee and the Trustee has accepted the Settled Amount for the purpose of creating and settling the Trust.

2.2 Declaration of Trust

The Trustee hereby agrees to act as Trustee and declares and agrees to hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Trust hereunder.

2.3 Name

The Trust shall be known and designated as "Thunder Energy Trust" and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of the name "Thunder Energy Trust" is not practicable, legal or convenient, it may use such other designation or it may adopt such other name for the Trust as it deems appropriate and the Trust may hold property and conduct its activities under such other designation or name.

2.4 Nature of the Trust

The Trust is an open-end unincorporated investment trust, established for the purposes specified in Section 4.1 hereof. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company, nor shall the Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. The Trustee shall not be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Indenture.

2.5 Legal Entitlements and Restrictions on Unitholders

(a) The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or the Corporation with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or the Corporation under this Indenture or the Material Contracts.

(c) The legal ownership of the assets of the Trust and the right to conduct the affairs of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee, and the

Unitholders shall have no interest therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Indenture. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

2.6 Liability of Unitholders

No Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to this Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to this Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund, and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

If any portion or all of the Trust Fund should be distributed or declared to be distributable to Unitholders contrary to the provisions of any subordination agreement (each a "Subordination Agreement") between the Trust and the persons entitled to enforce any of the indebtedness of the Corporation, other than the Trust, or contrary to the terms of the Note or the subordination provisions of the Note Indenture, then the persons entitled to enforce such Subordination Agreements or subordination provisions shall be entitled to pursue whatever remedies may be available to them to enforce such Subordination Agreements or provisions and the limitations in this Section 2.6 shall not apply to any judgment rendered in respect of a distribution made contrary to such Subordination Agreements or provisions, provided that the liability of a Unitholder in respect of any such judgment shall be limited to the amount of such contrary distribution, and no Unitholder shall have the right to enforce any distribution contrary to such Subordination Agreements or provisions.

2.7 Contracts of the Trust

Every contract entered into by or on behalf of the Trust, whether by the Trustee, the Corporation, or otherwise, shall (except as the Trustee or the Corporation may otherwise expressly agree in writing with respect to their own personal liability) include a provision substantially to the following effect:

> The parties hereto acknowledge that the [Trustee] [Corporation] is entering into this agreement solely [in its capacity as Trustee] [on behalf] of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the [Trustee] [Corporation] or any of the Unitholders of the Trust and that any recourse against the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or

otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the trust indenture dated as of May 31, 2005, as amended and restated from time to time.

The omission of such a provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Corporation or any Unitholder. If, notwithstanding this provision, the Trustee, the Corporation or any Unitholder shall be held liable to any person by reason of the omission of such statement from any such agreement, undertaking or obligation, the Trustee, the Corporation or Unitholder shall be entitled to indemnity and reimbursement out of the Trust Fund to the full extent of such liability.

2.8 Unitholders Bound

This Indenture shall be binding upon all persons who become Unitholders.

2.9 Head Office of Trust

The head office of the Trust hereby created shall be located at 700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2 or at such other place or places in Canada as the Trustee may from time to time designate.

ARTICLE 3
ISSUE AND SALE OF TRUST UNITS

3.1 Nature and Ranking of Trust Units

(a) The beneficial interests in the Trust shall be divided into interests of one class, described and designated as Trust Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Each Trust Unit shall entitle the holder or holders thereof to one vote at any meeting of the Unitholders and shall represent an equal fractional undivided beneficial interest in any distribution from the Trust (whether of income net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

3.2 Authorized Number of Trust Units

The aggregate number of Trust Units and Special Voting Units which are authorized and may be issued hereunder is unlimited.

3.3 No Fractional Trust Units

Fractions of Trust Units shall not be issued, except pursuant to distributions of additional Trust Units to all Unitholders pursuant to Section 5.9.

3.4 Offerings of Trust Units and Indebtedness

(a) Trust Units, and rights, warrants, special warrants, subscription receipts or other securities to purchase, to convert into or exchange into Trust Units, may be created, issued, sold and delivered

pursuant to Offering Documents or otherwise, as the case may be, on terms and conditions and at such time or times as the board of directors of the Corporation may determine.

(b) The board of directors of the Corporation may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time pursuant to Offering Documents or otherwise, as the case may be, on such terms and conditions, to such persons and for such consideration and at such time or times as the board of directors of the Corporation may determine.

3.5 Trust Units Fully Paid and Non-Assessable

Trust Units shall be issued only when fully paid in money or property or past service, provided that property may include a promissory note or promise to pay given by the allottee. The Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

3.6 No Conversion, Retraction, Redemption or Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit. Except as set forth in Article 18, there are no conversion, retraction, redemption or pre-emptive rights attaching to the Trust Units.

3.7 Consolidation of Trust Units

Immediately after any pro rata distribution of additional Trust Units to all Unitholders pursuant to Section 5.5 or Section 5.9, the number of outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In such case, each Trust Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation. Notwithstanding the foregoing, where tax is required to be withheld in respect of a Unitholder's share of the distribution: (i) the consolidation of the Trust Units held by such Unitholder will result in such Unitholder holding that number of Trust Units equal to the number of Trust Units held by such Unitholder prior to the distribution minus the number of Trust Units withheld on account of withholding taxes payable by the Unitholder in respect of the distribution; and (ii) the consolidation shall not apply to any Trust Units so withheld. Any Trust Units so withheld shall either be delivered to the appropriate taxation authority or sold by or at the written direction of the Trustee, in which case the net proceeds shall be remitted to the appropriate taxation authority. Such Unitholder will be required to surrender the Trust Unit Certificates, if any, representing such Unitholder's original Trust Units, in exchange for a Trust Unit Certificate representing such Unitholder's post-consolidation Trust Units. Such consolidation shall not constitute a redemption or cancellation of the Trust Units so consolidated and a Unitholder whose Trust Units are consolidated shall not receive, and shall not be entitled to receive, any proceeds of disposition in respect thereof.

3.8 Non-Resident Ownership Constraint

(a) At no time may Non-Residents be the beneficial owners of more than 49 percent of the Trust Units then outstanding and the Trustee shall inform the Transfer Agent of this restriction. To monitor compliance with this requirement, the Corporation may in writing require the Trustee or Transfer Agent to make reasonable efforts, practicable in the circumstances, to obtain

declarations as to the jurisdictions in which beneficial owners of Trust Units are resident. If the Corporation becomes aware that the beneficial owners of 40 percent or more of the Trust Units then outstanding are, or may be, Non-Residents or that such a situation is imminent, the Corporation will advise the Trustee and may make a public announcement thereof and may require the Trustee to refuse to accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration, in form and content specified by the Corporation, that the person is not a Non-Resident. The Corporation may require the Trustee to refuse to make payment of any Distributable Cash of the Trust to a person until the person provides a declaration with respect to that person's residency. If, notwithstanding the foregoing, the Corporation determines that 49 percent or more of the Trust Units are held by Non-Residents, the Corporation may or may require the Trustee, in the manner specified by the Corporation, to send a notice to Non-Resident holders of Trust Units, as applicable, chosen in inverse order to the order of acquisition or registration or in such other manner as the Corporation may consider equitable and practicable, requiring such Non-Resident holders to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee and the Corporation with satisfactory evidence that they are not Non-Residents within such period, the Corporation may require the Trustee on behalf of such Unitholders to sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the Unitholders thereby affected shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale of such Trust Units. Notwithstanding the foregoing, the Trustee, upon direction of the Corporation, may take such other action as specified by the Corporation to ensure compliance with the Tax Act.

(b) No liability shall accrue to the Trust or the Trustee if the Trust Units of Non-Resident Unitholders are sold at a loss to such Unitholder. Unless and until the Trustee shall have been required to do so under the terms hereof, the Trustee shall not be bound to do or take any proceeding or action with respect to this Section 3.8 by virtue of the powers conferred on it hereby. The Trustee shall not be deemed to have notice of any violation of this Section 3.8 unless and until it has been given written notice of such violation by the Corporation and shall act only as required by this Trust Indenture and once an indemnity satisfactory to the Trustee, acting reasonably, is provided. The Trustee shall not be required to actively monitor the foreign holdings of the Trust, unless requested to do so in writing by the Corporation. It is acknowledged that the Trustee cannot monitor the Non-Resident holders of the Trust Units if the Trust Units are registered in the name of Canadian Depositary for Securities Limited. The Trustee shall not be liable for any violation of the Non-Resident ownership restriction which may occur during the term of the Trust.

(c) In order to ensure the Trust's continued compliance with proposed amendments to subsection 132(7) of the Tax Act or any legislative amendments to subsection 132(7) of the Tax Act as finally enacted, the Trustee may, at any time at the written direction of the Corporation, amend this Indenture in any manner, without limitation, without approval of the Unitholders.

3.9 Special Voting Units

In addition to the Trust Units, there may be issued special voting units ("Special Voting Units") entitling the holders thereof to attend at meetings of Unitholders and to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of the Corporation in the resolution authorizing the issuance of any such Special Voting Units. Except for the right to attend and vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights; and for greater certainty, the holders of Special Voting Units shall not be entitled to any

distributions of any nature whatsoever from the Trust and do not have any beneficial interest in the Trust Fund or any assets of the trust on termination of the Trust.

ARTICLE 4
INVESTMENTS OF TRUST FUND

4.1 Purpose of the Trust

The Trust is hereby created for the following purposes:

(a) to participate in the Plan of Arrangement and the Trust Reorganization including, without limitation, acquiring the NPI;

(b) acquiring or investing in securities of AcquisitionCo, ExchangeCo or any other Affiliate or subsidiary of the Trust and acquiring the Shares and the Notes pursuant to the Trust Reorganization, which investments shall be for the purpose of funding the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets and pipeline, gathering, processing and transportation assets (hereinafter referred to as "**Energy Assets**") and whether effected by the Corporation, AcquisitionCo or any other subsidiary or Affiliate of the Trust or the Corporation through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;

(c) acquiring or investing in the securities of any other entity, including without limitation bodies corporate, partnerships or trusts and borrowing funds or otherwise obtaining credit for that purpose;

(d) making loans or other advances to the Corporation or any Affiliate or subsidiary of the Trust or the Corporation or any other entity;

(e) acquiring royalties in respect of Properties and making any deferred royalty purchase payments which may be required with respect to such royalties; provided however that in no event shall the Trust invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;

(f) disposing of any part of the Trust Fund, including, without limitation, any securities of the Corporation or any other Affiliate and any royalties;

(g) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by Section 4.2 hereof, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

(h) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto; and

(i) engaging in all activities ancillary or incidental to any of those activities set forth in paragraphs 4.1(a) through 4.1(g), inclusive.

4.2 Permitted Investments

Any funds within the Trust Fund that are not required to be invested as provided in Section 4.1 shall be used by the Trust only to acquire Permitted Investments or as permitted by Section 7.2(f) or Section 7.2(v) or to pay Trust Expenses.

4.3 Other Investment Restrictions

Notwithstanding anything contained in this Indenture, under no circumstances shall the Trustee acquire any investment which (a) is "foreign property" under any provision of the Tax Act if said purchase or other transaction would cause the Trust Units themselves to be "foreign property" under the Tax Act, or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act. The Trustee may consult with and receive direction from the Corporation with respect to any investment to ensure compliance with this provision and may, prior to any investment, request that the Corporation obtain an opinion of counsel confirming that such investment will not cause the Trust Units to become "foreign property" and that the Trust will continue to maintain its status as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act.

ARTICLE 5
DISTRIBUTIONS

5.1 Determination of Distributable Cash of the Trust

In this Article 5, the "**Distributable Cash of the Trust**" for the period ending on a Distribution Record Date shall be the amount calculated, for the period commencing immediately following the preceding Distribution Record Date (or, for the first Distribution Record Date, the period commencing on the date hereof) and ending on such Distribution Record Date, on the following basis:

(a) interest income on the Notes or any other interest income shall be included in Distributable Cash of the Trust on an accrual basis and shall accrue from day to day;

(b) amounts received or reasonably anticipated to be received before the Payment Date pursuant to any royalties, the NPI, any interest or other income from Permitted Investments, and ARTC received by the Trust shall be included in Distributable Cash of the Trust;

(c) dividends on the Shares or any other dividends, or distributions on securities, including without limitation repayments of interest and principal thereon, shall be included in Distributable Cash of the Trust when received, or reasonably anticipated to be received before the Payment Date;

(d) all other income received or reasonably anticipated to be received before the Payment Date by the Trust since the immediately preceding Distribution Record Date from investments of the Trust Fund; and

(e) all expenses and liabilities of the Trust which have been incurred or may reasonably be anticipated to be incurred and any other amounts required by law or hereunder to be deducted, withheld or paid with respect to the Trust (including taxes) shall be deducted in computing Distributable Cash of the Trust, including the following:

    (i) Debt Service Charges;

(ii) non-deductible Crown royalties that have been reimbursed by the Trust pursuant to any royalty agreement;

(iii) the aggregate of all cash amounts paid in respect of the redemption of Trust Units during such period of time; and

(iv) any amount, in addition to those amounts set forth above, which the Corporation or the Trustee may reasonably consider to be necessary to provide for the payment of any liabilities which have been or will be incurred by the Trust, including any tax liability of the Trust.

Items of income or expense not provided for above or in Section 5.4 shall be included in such calculation on such basis as may be considered appropriate by the Corporation, as administrator.

5.2 Distributable Cash of the Trust to Become Payable

The Trustee may, upon the recommendation of the Corporation, on or before any Distribution Record Date, declare payable to the Unitholders on that Distribution Record Date all or any part of the Distributable Cash of the Trust for the period ending on that Distribution Record Date determined in accordance with Section 5.1. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at that Distribution Record Date; and subject to Section 5.8, such amount shall be payable on that Distribution Record Date. Notwithstanding the foregoing, the amount of any Distributable Cash of the Trust that is determined by the Trustee to be required to be retained by the Trust in order to pay any tax liability of the Trust shall not be payable by the Trust to Unitholders.

5.3 Computation of Income and Net Realized Capital Gains

(a) The income of the Trust (the "**Net Income**") for any taxation year of the Trust shall be the income for such year computed in accordance with the provisions of the Tax Act, other than paragraphs 82(1)(b) and subsection 104(6) thereof, regarding the calculation of income for the purposes of determining the "taxable income" of the Trust; provided, however, the capital gains and capital losses shall be excluded from the computation of Net Income.

(b) The net realized capital gains of the Trust (the "**Net Realized Capital Gains**") for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust realized in such year exceeds (i) the aggregate of the capital losses of the Trust realized in such year, and (ii) each amount determined by the Corporation in respect of any such net capital loss for a prior taxation year which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for such year.

(c) Notwithstanding subsections 5.3(a) and (b), Net Income and Net Realized Capital Gains shall not include any income ("**Redemption Income**") or capital gains ("**Redemption Gains**"), respectively, which are realized by the Trust, in accordance with the Tax Act, on a distribution of Trust property to a Unitholder pursuant to an *in specie* redemption of the Unitholder's Trust Units under section 18.5.

5.4 Net Realized Capital Gains to Become Payable

In addition to the distributions which are made payable to Unitholders pursuant to section 5.2, the Trustee may, upon the recommendation of the Corporation, in respect of a distribution period,

declare a distribution to be payable, to holders of Trust Units of record as at the close of business on the Distribution Record Date for such distribution period, out of Net Income, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustee may determine.

5.5 Net Income and Net Realized Capital Gains for Income Tax Purposes to Become Payable

So as to ensure the allocation and distribution to holders of Trust Units of all of the Net Income, Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under the Tax Act in any year, the amount, if any, by which the Net Income and Net Realized Capital Gains exceed the aggregate of:

(a) such part of the taxable capital gains of the Trust for the calendar year required to be retained by the Trust to maximize its capital gains refund for such year, unless any administrator has given written notice to the Trustee that this clause is not to apply to the Trust for that year by the end of the year; and

(b) any amount that became payable or was deemed to become payable by the Trustee during the calendar year to Unitholders on the Trust Units (other than amounts that became payable to Unitholders on the redemption of their Trust Units);

shall, without any further actions on the part of the Trustee, be payable to holders of Trust Units of record as of the close of business on the last Distribution Record Date in such year. The share of each Unitholder in the amount so payable shall be the Pro Rata Share of such Unitholder determined as at the end of such year.

In addition to the distributions which are made payable to Unitholders otherwise hereunder, the Trust shall allocate any Redemption Income and Redemption Gains realized by the Trust in connection with the redemption of Trust Units of a particular Unitholder pursuant to Article 18, to that Unitholder, so that an amount equal to such Redemption Income and Redemption Gains shall be allocated to and shall be treated as an amount paid to the redeeming Unitholder. In addition, one-half (or any other proportion that may be provided for from time to time under section 38 of the Tax Act) of such Redemption Gains shall be designated as taxable capital gains of that Unitholder under subsection 104(21) of the Tax Act, and any portion of the Redemption Income and Redemption Gains in respect of that Unitholder as may be income from a source in a country other than Canada, within the meaning of subsection 104(22) of the Tax Act, shall be designated as that Unitholder's income from that source in accordance with that subsection.

Distributions or amounts payable to Unitholders pursuant to this Article 5 shall be deemed to be distributions of Net Income, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustee shall, in its discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Trust which are comprised in such distribution.

Any amounts payable pursuant to this Section 5.5 may, at the option of the Trustee, be paid through a distribution of additional Trust Units having a value equal to the amount payable. For the purposes of this Section 5.5, the value of the additional Trust Units issued shall be determined using the closing trading price (or, if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on December 31 (or, if December 31 is not a Business Day, on the last preceding Business

Day) on the principal stock exchange where the Trust Units are listed or, if not so listed, such other value as the Trustee shall determine.

5.6 Other Amounts

Any amounts not otherwise payable to Unitholders prior to the end of a particular fiscal year of the Trust pursuant to the provisions of Article 5 may be declared by the Trustee, upon the recommendation of the Corporation, to be payable to Unitholders in the same manner as provided for in Section 5.2.

5.7 Enforcement

Each Unitholder shall have the right to enforce payment of any amount payable to the Unitholder under this Article 5 (or a distribution of additional Trust Units under Section 5.9, if applicable) at the time the amount became payable. Absent a demand from a Unitholder to enforce payment, such amount shall be paid to Unitholders on the Payment Date specified in Section 5.8.

5.8 Payment of Amounts Payable

Amounts payable to Unitholders pursuant to Sections 5.2 and 5.4 may be paid by the Trust on any date (the "**Payment Date**") specified by the Trustee as the applicable Distribution Record Date, or a day within 30 days after the applicable Distribution Record Date. Subject to Section 5.9, distributions shall be paid in cash.

5.9 Distribution of Additional Trust Units

Where after the last Distribution Record Date and on or before the next Distribution Record Date an amount or amounts of cash has or have been or is or are being paid under Section 18.4 in respect of Trust Units tendered for redemption, the distribution payable to Unitholders on such next Distribution Record Date shall include a distribution of additional Trust Units having a value equal to the aggregate of such amounts, in which case the amount of cash to be distributed on the distribution shall be reduced by the aggregate of such amounts. In addition, if on any Distribution Record Date the Trust does not have cash in an amount sufficient to pay the full distribution to be made on such Distribution Record Date in cash, the distribution payable to Unitholders on such Distribution Record Date may, at the option of the Trustee, include a distribution of additional Trust Units having a value equal to the cash shortfall, in which case the amount of cash to be distributed on the distribution shall be reduced by the amount of such cash shortfall. For the purposes of this Section 5.9, the value of the additional Trust Units to be issued shall be determined using the closing trading price (or if there was no trade, the average of the last bid and the last ask prices) of the Trust Units on the Distribution Record Date (or, if the Distribution Record Date is not a Business Day, on the last Business Day preceding the Distribution Record Date) on the principal stock exchange where the Trust Units are listed or, if not so listed, such other value as the Trustee shall determine.

5.10 Withholding Taxes

For greater certainty, in the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture, the Trustee shall withhold the withholding taxes required and shall promptly remit such taxes to the appropriate taxing authority. In the event that withholding taxes are exigible on any distributions or redemption amounts distributed under this Indenture and the Trustee is, or was, unable to withhold taxes from a particular distribution to a Unitholder or has not otherwise withheld taxes on past distributions to the Unitholder, the Trustee shall be

permitted to withhold amounts from other distributions to such Unitholder to satisfy the Trustee's withholding tax obligations.

5.11 Character of Distributions and Designations

In accordance with and to the extent permitted by the Tax Act, the Trustee in each year shall make designations in respect of the amounts payable to Unitholders for such amounts that the Trustee considers to be reasonable in all of the circumstances, including, without limitation, designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporation, net capital gains realized by the Trust in the year and foreign source income of the Trust for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than to the Unitholders. Distributions payable to Unitholders pursuant to this Article 5 shall be deemed to be distributions of Net Income of the Trust, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustee shall, in its absolute discretion, determine.

ARTICLE 6
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

6.1 Trustee's Term of Office

Subject to Sections 6.2 and 6.3, Olympia Trust Company is hereby appointed as Trustee hereunder for an initial term of office which shall expire upon the conclusion of the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, reappoint, or appoint a successor to the Trustee, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trustee. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in Section 6.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 6.4.

6.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to the Corporation; provided that no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section 6.4, and (ii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.3 Removal of Trustee

The Trustee shall be removed by notice in writing delivered by the Corporation to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section 6.6, or shall be declared bankrupt or insolvent, or shall enter into liquidation, whether compulsory or voluntary (and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction), or if the material assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority, or if the Trustee shall otherwise become incapable of performing, or shall fail in any material respect to perform its responsibilities under this Indenture (after receiving five Business Days notice of such failure to perform and an opportunity to cure such failure to perform during such notice period, and after taking account of any delegation of responsibilities

and duties contemplated by this Indenture and the Administration Agreement) or as a result of a material increase in the fees charged by the Trustee. No decision to remove a Trustee under this Section 6.3 shall become effective until (i) approved by a Special Resolution at a meeting of Unitholders duly called for that purpose, (ii) the appointment of, and acceptance of such appointment by, a new Trustee under Section 6.4 in the place of the Trustee to be removed, and (iii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.4 Appointment of Successor to Trustee

(a) A successor Trustee to a Trustee which has been removed by a Special Resolution of Unitholders under Section 6.3, shall be appointed by an Ordinary Resolution at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 6.6.

(b) Subject to Section 6.6, the Corporation may appoint a successor to any Trustee which has been removed by a Special Resolution of the Unitholders under Section 6.3, or which has not been reappointed under Section 6.1, if the Unitholders fail to do so at such meeting.

(c) Subject to Section 6.6, the Corporation may appoint a successor to any trustee which has given a notice of resignation under Section 6.2.

No appointment of any successor Trustee shall be effective until such successor Trustee shall have complied with the provisions of Section 6.2(ii).

6.5 Failure to Appoint Successor

In the event that no successor Trustee to a Trustee who has delivered a notice of resignation in accordance with Section 6.2, or who has received notice of removal in accordance with Section 6.3, has accepted an appointment within 120 days after the receipt by the Corporation of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, the Corporation or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The Trustee shall be reimbursed by the Corporation for all reasonable costs and expenses of the Trustee relating to obtaining court approval of a successor. The appointment of such successor by such court shall not require the approval of Unitholders.

6.6 Qualifications of Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 6 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a Canadian Resident for the purposes of the Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture.

6.7 Continuing Obligations of the Trust

Upon the Trustee ceasing to hold office as provided in this Article 6, the Trustee shall cease to be a party to this Indenture; provided however, that the Trustee shall continue to be entitled to payments of any amounts owing by the Trust to the Trustee which had accrued prior to the Trustee ceasing to hold office and provided further that the Trustee and each of its directors, officers, employees, shareholders and agents shall continue to be entitled to the benefit of any indemnity and limitation provisions contained in this Indenture.

6.8 Consequences of Resignation or Removal

Upon the resignation or removal of the Trustee, or the Trustee otherwise ceasing to be the Trustee and upon the Trustee receiving all amounts owing to it hereunder, it shall:

(a) cease to have rights, privileges, powers and authorities of the Trustee hereunder, except for the rights, privileges, powers, authorities set out in Sections 7.6, 7.8 and 7.9;

(b) execute and deliver such documents as the Corporation shall reasonably require for the conveyance of any of the Trust Fund held in the Trustee's name; and

(c) account to the Corporation, as the Corporation may require, for all property which the Trustee holds as Trustee.

6.9 Vacanies

No vacancy of the office of the Trustee shall operate to annul this Indenture or affect the continuity of the Trust.

ARTICLE 7
CONCERNING THE TRUSTEE

7.1 Powers of the Trustee and the Corporation

(a) Subject to the terms and conditions of this Indenture, the Trustee may exercise from time to time in respect of the Trust Fund any and all rights, powers and privileges that could be exercised by a beneficial owner that is a natural person except as specifically designated in Subsection (b) below. The responsibilities of the Trustee hereunder are however limited to those specific powers granted to it (subject to delegations to the Corporation) and the Trustee has no obligations to Unitholders or to the Corporation beyond the obligations specifically set out herein.

(b) The Corporation shall exercise from time to time any and all rights, powers, responsibilities and privileges of the Trustee in relation to all matters relating to:

(i) the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the property and assets of the Trust or the Corporation or any subsidiary of the Corporation or the Trust (an "**Offer**") including: (A) any Unitholder rights protection plan either prior to or during the course of any Offer; (B) any defensive action either prior to or during the course of any Offer; (C) the preparation of any "Directors' Circular" in response to any Offer; (D) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (E) any regulatory or court action in respect of any related matters; and (F) the carriage of all related and ancillary matters; and

(ii) the Plan of Arrangement and the Trust Reorganization, including any and all matters relating to the incorporation and organization of AcquisitionCo, ExchangeCo and all agreements contemplated thereby;

and the Corporation accepts all such rights, powers, responsibilities and privileges and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that

degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Corporation may, and if directed by the Corporation in writing, the Trustee shall, execute any agreements on behalf of the Trust as the Corporation shall have authorized within the scope of the exercise of any such rights, powers or privileges.

7.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Indenture, and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 7.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee, without any action or consent by the Unitholders, shall have the following powers and authorities which may be exercised by it from time to time or delegated by it, as herein provided, in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper, provided that the exercise of such powers and authorities does not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act:

(a) to accept subscriptions for Trust Units, or securities convertible or exchangeable into Trust Units, received by the Trust and to issue Trust Units pursuant thereto;

(b) to maintain books and records;

(c) to provide timely reports to Unitholders in accordance with the provisions hereof;

(d) to effect payment of distributions to Unitholders;

(e) to apply for ARTC;

(f) to deposit funds of the Trust in interest-bearing accounts in banks, Alberta Treasury Branches or trust companies whose short term obligations constitute Permitted Investments, including those of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(g) to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the assets of the Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and power of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power;

(h) where reasonably required, to engage or employ any persons as agents, representatives, employees, administrator, consultants or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, engineers, appraisers, brokers or otherwise) in one or more capacities;

(i) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into

agreements regarding the arbitration, adjudication or settlement thereof, provided that prior to taking any such action the Trustee may require from the Corporation a specific indemnity in relation thereto and funding with respect to the expenses or costs associated with such action. The Trustee shall in any event be reimbursed by the Corporation for all costs and expenses incurred in respect of the matters provided for in this Subsection;

(j) to arrange for insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee or Unitholders;

(k) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust, or any other person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any person other than the Trustee or the Trust, the Trustee shall require such person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(l) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(m) to pay out of the Trust Fund the Trust Expenses;

(n) except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to the Corporation or to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture;

(o) without limit as to amount, cost, or conditions of repayment, to issue any type of debt securities or convertible debt securities and to borrow money or incur any other form of indebtedness (including pursuant to swap or hedging agreements or other derivative transactions) for the purposes of the Trust or for other expenses incurred in connection with the Trust and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness;

(p) to assign, convey, charge, mortgage, hypothecate, pledge and/or grant a security interest on behalf of the Trust over all or any of the currently owned or subsequently acquired monies, properties and assets comprising the Trust Fund to secure any monies borrowed, or any guarantee or other assurance entered into, or any other obligation or liability incurred or imposed upon the Trustee with respect to the Trust, and each such agreement entered into by the Trustee, or by the Administrator on its behalf, shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(q) to guarantee the obligations of the Corporation or any other Affiliate of the Trust pursuant to any debt for borrowed money or obligations resulting or arising from swap or hedging instruments or other derivative transactions incurred by the Corporation or any such Affiliate, as the case may be, and each such guarantee entered into by the Trustee, or by the Administrator on its behalf, shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(r) notwithstanding any limitations contained in this Indenture or any other contracts or obligations of the Trustee or the Trust and the introductory proviso to this Section 7.2, to enter into on behalf of the Trust and observe and perform its obligations and the obligations of the Trust under any agreements with any Lender, including, without limitation, compliance with any provisions thereof which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder, and each such agreement entered into by the Trustee, or by the Administrator on its behalf, shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(s) to enter into a subordination agreement with any person (including, without limitation any Lender to the Corporation) or any Affiliate of the Trust pursuant to which the Trust agrees to subordinate or postpone its right to receive principal, interest, dividends or income (or any other obligations of the Corporation or any Affiliate to the Trust) to the right of any such person to be paid obligations owing to it by the Corporation or any Affiliate of the Trust or any security interest held by the Trust or the Trustee to secure any of the foregoing, and which agreement may further provide, without limitation, that in the event of a default, or an event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof) would constitute a default, by the Corporation or any such Affiliate to any of its Lenders, including any such default in connection with credit or debt facilities, swap or hedging agreements or any other ancillary facilities, none of the Corporation or any such Affiliate will make any further payments in respect of such obligations to the Trust and the Trust will not make any further cash distributions to Unitholders, and each such subordination or postponement entered into by the Trustee, or by the Administrator on its behalf, shall be binding upon, and enforceable in accordance with its terms against, the Trust;

(t) to advance any amount to the Corporation or any other Affiliate or subsidiary of the Trust as a loan, including amounts which may be advanced to the Corporation to finance future acquisition and development of the Properties;

(u) to enter into, perform and enforce the Material Contracts and any other contracts of the Trust;

(v) without limiting any of the provisions hereof, to pay out of the Trust Fund:

(i) Underwriter's Fees;

(ii) the purchase price of any royalties and amounts in respect of Permitted Investments and Subsequent Investments;

(iii) Issue Expenses; and

(iv) all expenses incurred in connection with the Plan of Arrangement and the Trust Reorganization;

all as contemplated by the Offering Documents, this Indenture or the other Material Contracts;

(w) to convey any royalties in connection with any security to or realization by any Lender upon the Properties;

(x) to form any subsidiary of the Trust for the purpose of making any Subsequent Investment and entering into or amending any unanimous shareholders agreement or other agreement on such terms as may be approved by the board of directors of the Corporation;

(y) to provide indemnities for the directors and officers of any Affiliates;

(z) to hold the Notes issued by the Corporation;

(aa) to distribute Notes as provided in Article 18;

(bb) to vote Subsequent Investments held by the Trust which carry voting rights in such manner as may be approved by the board of directors of the Corporation;

(cc) to use reasonable efforts to ensure that the Trust complies at all times with the requirements of Subsections 108(2) and 132(6) of the Tax Act and that the Trust Units of the Trust are not foreign property for purposes of the Tax Act;

(dd) to issue Special Voting Units as provided herein;

(ee) if so instructed by the Corporation in writing, to establish and administer a distribution reinvestment plan pursuant to which Trust Units may be purchased in the market and/or issued by the Trust and to administer the same; and

(ff) to do all such other acts and things as are incidental to this Section 7.2, and to exercise all powers which are necessary or useful to carry on the business of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture.

7.3 Restrictions on the Trustee's Powers

Notwithstanding anything contained in this Indenture:

(a) the Trustee shall not, after the Effective Date, vote, or cause to be voted, as the case may be, the Shares with respect to: the election of directors of the Corporation, or the appointment of auditors of the Corporation; or, the approval of the financial statements of the Corporation (if required by applicable legislation); except in accordance with an Ordinary Resolution adopted at an annual or other meeting of Unitholders;

(b) the Trustee shall not, after the Effective Date, vote, or cause to be voted, as the case may be, the Shares to authorize:

(i) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Corporation, except pursuant to subsection 7.2(p) or in conjunction with an internal reorganization of the direct or indirect assets of the Corporation as a result of which either the Corporation or the Trust has the same, or substantially similar, interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(ii) any statutory amalgamation of the Corporation with any other corporation or any amalgamation, merger or other transaction, as the case may be, of the Corporation with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iii) any statutory arrangement involving the Corporation, except in conjunction with an internal reorganization as referred to in paragraph (i) above;

(iv) any amendment to the articles of the Corporation to increase or decrease the minimum or maximum number of directors; or

(v) any material amendment to the articles of the Corporation to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of the Corporation's Shares in a manner which may be prejudicial to the Trust other than the creation of additional classes or series of Exchangeable Shares;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

7.4 Banking

The banking activities of the Trust, or any part thereof, shall be transacted with such financial institution (including the Trustee or an Affiliate thereof) or other person carrying on a financial services business as the Trustee may designate, appoint or authorize from time to time and all such financial services business, or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee and/or other persons as the Trustee may designate, appoint or authorize from time to time (who may be officers or employees of the Corporation) including, but without restricting the generality of the foregoing, the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, bankers' acceptances, bills of exchange, letters of credit and orders for the payment of money; the giving of receipts for and orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such financial services business and defining the rights and powers of the parties hereto; and the authorizing of any officer of such financial institution, or any trustee or agent thereof to do any act or thing on the Trust's behalf to facilitate such banking business.

7.5 Standard of Care

The Trustee shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee shall not be required to devote its entire time to the business and affairs of the Trust.

7.6 Fees and Expenses

The Trustee shall be paid by the Corporation such fees as may be agreed upon from time to time by the Corporation and the Trustee and if such fees are not paid by the Corporation within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such fees paid by the Trust out of the Trust Fund. As part of the Trust Expenses, the Trustee may pay or cause to be paid reasonable fees, costs, charges and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisers employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses (including any amounts payable to the Trustee under Section 7.8 or 7.9) properly incurred by the Trustee on behalf of the Trust shall be payable by the Corporation, and if any such costs, charges and expenses are not paid by the Corporation within 30 days after the date of any invoice in respect thereof, the Trustee shall be entitled to have such costs, charges and expenses paid by the Trust out of the Trust Fund. The Trustee shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, charges, expenses and other amounts payable or reimbursable by the Corporation or the Trust to the Trustee. The Corporation shall be reimbursed from the Trust Fund with respect to all fees, costs, charges and expenses payable to the Trustee pursuant to this Section 7.6.

7.7 Limitations on Liability of Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under this Indenture, including, without limitation, entering into the Administration Agreement, and relying on the Corporation thereunder, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustee has, as permitted hereby or with the consent of the Corporation, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under this Indenture or any other contract), including anything done or permitted to be done pursuant to, or any error or omission relating to, the rights, powers, responsibilities and duties conferred upon, granted, allocated and delegated to the Corporation hereunder or under the Administration Agreement, or the act of agreeing to the conferring upon, granting, allocating and delegating any such rights, powers, responsibilities and duties to the Corporation in accordance with the terms of this Indenture or under the Administration Agreement, unless and to the extent such liabilities arise principally and directly out of the gross negligence, wilful misconduct or fraud of the Trustee or any of its directors, officers, employees, shareholders, or agents. If the Trustee has retained an appropriate expert or adviser or Counsel with respect to any matter connected with its duties under this Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or Counsel, and notwithstanding any other provision of this Indenture, the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or Counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under this Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund.

7.8 Indemnification of Trustee

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, shareholders and agents, and each of their successors and assigns (collectively, the "**Indemnified Parties**") in respect of:

(a) any liability and all losses, damages, costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto;

(b) any liability and all losses, damages, costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, in respect of the administrator's providing or omitting to provide service to the Trust or otherwise performing obligations pursuant to the Administration Agreement or as delegated or otherwise contemplated hereunder;

(c) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes or other tax matters; and

(d) all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

in each case including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of counsel to the Indemnified Parties that may be incurred in obtaining advice with respect to and defending any action, suit, proceedings, investigation or claim that may be made or threatened against any Indemnified Party, or that may be incurred in enforcing this indemnity, unless and to the extent any of the foregoing arise principally and directly out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents, in which case the provisions of this Section 7.8 shall not apply.

7.9 Environmental Indemnity

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Indemnified Parties against any loss, expense, claim, charge, damage, penalty, liability or asserted liability (including strict liability and costs and expenses of abatement and remediation of spills or releases of contaminants and liabilities of the Indemnified Parties to third parties, including governmental agencies, in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of:

(a) the administration of the Trust created hereby; or

(b) the exercise by the Trustee of any rights or obligations hereunder;

and which result from or relate, directly or indirectly, to:

(c) the presence or release or threatened presence or release of any contaminants, by any means or for any reason, on or in respect of the Properties, whether or not such presence or release or threatened presence or release of the contaminants was under the control, care or management of the Trust, the Corporation, or of a previous owner or operator of a Property;

(d) any contaminant present on or released from any property adjacent to or in the proximate area of the Properties;

(e) the breach or alleged breach of any federal, provincial or municipal environmental law, regulation, bylaw, order, rule or permit by the Trust, the Corporation or an owner or operator of a Property; or

(f) any misrepresentation or omission of a known fact or condition made by the Corporation relating to any Property.

For the purpose of this Section 7.9, "liability" shall include: (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the Indemnified Party for damage to or impairment of the environment.

Notwithstanding the foregoing, the Trust shall not be liable to indemnify an Indemnified Party against any loss, expense, claim, liability or asserted liability to the extent resulting principally and directly from the gross negligence, wilful default or fraud of the Indemnified Party.

7.10 Apparent Authority

No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

7.11 Notice to Unitholders of Non-Eligibility and Foreign Property for Deferred Income Plans

If the Corporation becomes aware that the Trust Units have ceased to be eligible investments for, or foreign property of, registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Corporation shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Trust Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee and the Corporation shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being an eligible investment, or being foreign property, for any such plan, notwithstanding any failure or omission of the Corporation to have given such notice.

7.12 Declaration as to Beneficial Ownership

The Trustee may require any Unitholder, as shown on the register of Unitholders, to provide a declaration in a form prescribed by the Corporation as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owners are resident and may, in connection with a transfer of any Trust Unit, also require a declaration of beneficial ownership of the transferee of the Trust Units to be transferred and may require the provision of such a declaration to be a condition precedent to the transfer of any Trust Unit.

7.13 Payments to Unitholders

Except as may be otherwise provided herein, any cash payment required under the terms of this Indenture to be made to a Unitholder shall be paid in Canadian dollars, unless otherwise determined by the Trustee or the Corporation, with such payment to be by cheque or bank draft to the order of the registered Unitholder and may be mailed by ordinary mail to the last address appearing on the books of the Trust in respect of such Unitholder but may also be paid in such other manner as such Unitholder has designated to the Trustee and the Trustee has accepted. In the case of joint registered Unitholders, any cash payment required hereunder to be made to a Unitholder shall be deemed to be required to be made to such Unitholders jointly and shall be paid by cheque or bank draft but may also be paid in such other manner as the joint registered Unitholders or any one of the joint registered Unitholders has designated to the Trustee and the Trustee has accepted. For greater certainty, a Unitholder or any one of the joint Unitholders may designate and the Trustee may accept that any payment required to be made hereunder shall be made by deposit to an account of such Unitholder or to a joint account of such Unitholder and any other person or in the case of joint registered Unitholders to an account of joint registered Unitholders or to an account of any one of the joint registered Unitholders. A cheque or bank draft shall, unless the joint registered Unitholders otherwise direct, be made payable to the order of all of the said joint registered Unitholders, and if more than one address appears on the books of the Trust in respect of such joint unitholding, the cheque or bank draft or payment in other acceptable manner as aforesaid may be sent to the address of any one of the joint registered Unitholders whose name and address appears on the books of the Trust. All payments made in the aforesaid manner shall satisfy and be a valid and binding discharge of all liability of the Trustee or the Trust for the amount so required to be paid unless the cheque or bank draft is not paid at par on presentation at Calgary, Alberta, or at any other place where it is by its terms payable. In the event of non-receipt of any such cheque or bank draft by the person to whom it was mailed, the Trustee on proof of the non-receipt and upon satisfactory indemnity being given to it and to the Trust, shall issue to the person a replacement cheque or bank draft for a like amount.

The receipt, by the registered Unitholder, of any payment not mailed or paid in accordance with this Section 7.13 shall nonetheless be a valid and binding discharge to the Trust and to the Trustee for any payment made in respect of the registered Trust Units, and if several persons are registered as joint registered Unitholders or, in consequence of the death, bankruptcy or incapacity of a Unitholder, one or several persons are entitled so to be registered in accordance with this Indenture, receipt of payment by any one of them shall be a valid and binding discharge to the Trust and to the Trustee for any such payment.

7.14 Conditions Precedent to Trustee's Obligations to Act

The obligation of the Trustee to call any meeting pursuant to Article 10 or to commence to wind up the affairs of the Trust pursuant to Article 12 shall be conditional upon the Unitholders or another person furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity (to the extent sufficient funds for

such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof and the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall be subject to the same conditions as to funding and indemnity. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

7.15 Survival of Indemnities

All indemnities, all limitations of liability and all other provisions for the protection of the Trustee provided for in this Indenture shall survive the termination of this Indenture under Article 12 and the removal or resignation of the Trustee under Article 6.

7.16 Trustee May Have Other Interests

Subject to applicable securities laws, and without affecting or limiting the duties and responsibilities or the limitations and indemnities provided in this Indenture, the Trustee is hereby expressly permitted to:

(a) be an Associate or an Affiliate of a person from or to whom assets of the Trust have been or are to be purchased or sold;

(b) be, or be an Associate or an Affiliate of, a person with whom the Trust or the Corporation or any other Affiliate of the Trust contracts or deals or which supplies services to the Trust or the Corporation or any other Affiliate of the Trust;

(c) acquire, hold and dispose of, either for its own account or the accounts of its customers, any assets not constituting part of the Trust Fund, even if such assets are of a character which could be held by the Trust, and exercise all rights of an owner of such assets as if it were not a trustee;

(d) carry on its business as a trust company in the usual course while it is the Trustee, including the rendering of trustee or other services to other trusts and other persons for gain, including other trusts with whom the Trust or the Corporation or any of their Affiliates may enter into any transaction; and

(e) derive direct or indirect benefit, profit or advantage from time to time as a result of dealing with the Trust or the relationships, matters, contracts, transactions, affiliations or other interests stated in this Section 7.16 without being liable to the Trust or any Unitholder for any such direct or indirect benefit, profit or advantage.

Subject to applicable laws, none of the relationships, matters, contracts, transactions, affiliations or other interests permitted above shall be, or shall be deemed to be or to create, a material conflict of interest with the Trustee's duties hereunder.

7.17 Documents Held by Trustee

Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any

chartered bank in Canada, including an Affiliate of the Trustee, or deposited for safekeeping with any such bank.

7.18 Tax Compliance

The administrator appointed pursuant to the Administration Agreement shall use reasonable efforts to ensure that the Trust complies at all times with the requirements of Subsections 108(2) and 132(6) of the Tax Act and that the Trust Units of the Trust are not foreign property for purposes of the Tax Act.

ARTICLE 8
DELEGATION OF POWERS

8.1 General Delegation to the Corporation

Except as expressly prohibited by law, the Trustee may grant or delegate to the Corporation such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Corporation to administer and manage the day-to-day operations of the Trust Fund, to act as agent for the Trust, to execute documents on behalf of the Trust or the Trustee and to make executive decisions which conform to general policies and general principles set forth herein or previously established by the Trustee. The Corporation shall have the powers and duties expressly provided for herein and in any other agreement providing for the management or administration of the Trust (including the Administration Agreement) including, without limitation, the power to further delegate administration of the Trust and the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Corporation shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof). The Trustee is authorized to enter into the Administration Agreement with the Corporation pursuant to the authority provided hereunder.

8.2 Significant Matters Delegation

The Trustee hereby delegates to the Corporation all of the Trustee's power, authority and responsibility for any or all matters provided for in the Administration Agreement.

8.3 Public Disclosure Documents

Notwithstanding anything to the contrary contained herein, the Trustee shall not have any liability or responsibility in respect of prospectuses, offering memoranda, rights offering circulars, other Offering Documents, financial statements, management's discussion and analysis, annual information forms, proxy or information circulars, takeover bid or issuer bid circulars, material change reports, business acquisition reports, press releases or other public disclosures or filings required by law or the rules or policies of securities regulatory authorities or stock exchanges, or any agreements or documents relating thereto (including, without limitation, stock exchange related matters, Underwriting Agreements and indemnity agreements and ancillary matters). Such matters shall be the sole and exclusive responsibility of the Corporation, not by way of a delegation but by way of an allocation of responsibilities under this Indenture and by executing this Indenture, the Corporation acknowledges such responsibilities. In furtherance thereof, where certification is required under applicable securities laws, the Corporation (which may authorize any directors or officers of the Corporation to do so) shall execute

such certification on behalf of the Trust, and shall seek not to have any certification on behalf of the Trust by the Trustee.

8.4 Acceptance of Delegation

The Corporation accepts the delegations in this Article 8 and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances. The Corporation may, and if directed by the Corporation in writing the Trustee shall, execute any agreements on behalf of the Trust as the Corporation shall have authorized within the scope of any authority delegated to it hereunder.

8.5 Power of Attorney

Without limiting any of the other provisions of this Article 8, the Trustee hereby delegates to the Corporation from time to time the full power and authority, and constitutes the Corporation its true and lawful attorney in fact, to sign on behalf of the Trust:

(a) all rights plans, prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto required to be signed by the Trust from time to time, including any Underwriting Agreements, indemnity agreements (pursuant to which the Trust and not the Trustee provides indemnities) or documents ancillary or similar thereto; and

(b) any and all agreements relating to the Plan of Arrangement and the Trust Reorganization and any document ancillary or similar thereto required to be signed by the Trust from time to time, including all documents relating to the incorporation and organization of AcquisitionCo and ExchangeCo.

8.6 Liability of Trustee

The Trustee shall have no liability or responsibility for any matters delegated to the Corporation hereunder or under any of the Material Contracts, and the Trustee, in relying upon the Corporation and in entering into the Material Contracts, shall: (a) have no duty to supervise or investigate the Corporation in respect of those matters delegated to the Corporation hereunder or under any Material Contracts unless and until it receives a notice of default under Section 8.7; (b) be deemed to have complied with its obligations under Section 7.5; and (c) be entitled to the benefit of the indemnities, limitations of liability and other protection provisions provided for herein.

8.7 Compliance

The Corporation shall be required to notify the Trustee of any defaults hereunder or under the Administration Agreement of which it becomes aware, and to provide an annual compliance certificate in form and substance satisfactory to the Trustee, acting reasonably, with respect to the satisfaction of its obligations under this Indenture and the Administration Agreement.

8.8 Terms and Conditions Pertaining to Performance of Duties

The terms, conditions and limitations applicable with respect to the exercise and performance, by the Corporation, of its duties are set forth in the Administration Agreement and are hereby incorporated herein by reference and the parties hereto agree that such terms, conditions and

limitations shall apply in all respects to the Corporation in the exercise and performance of the duties set out herein as fully as if such rights, restrictions and limitations were set forth herein. The terms, conditions and limitations as contained in this Trust Indenture pertaining to the exercise and performance, by the Corporation of its duties shall be construed, as far as possible, so as not to conflict with the terms, conditions and limitations contained in the Administration Agreement. In the case of conflict the terms, conditions and limitations contained herein shall govern.

ARTICLE 9
AMENDMENT

9.1 Amendment

The provisions of this Indenture and the Administration Agreement may only be amended by the Trustee and the Corporation with the consent of the Unitholders by Special Resolution except as specifically provided otherwise herein (including, without limitation, amendments pursuant to Section 3.8(c)) or prior to the Plan of Arrangement becoming effective.

Any of the provisions of this Indenture and the Administration Agreement may be amended by the Trustee and the Corporation at any time or times, without the consent, approval or ratification of any of the Unitholders or any other person for the purpose of:

(a) ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced and will not be foreign property for purposes of the Tax Act;

(c) making amendments which, in the opinion of the Trustee, are necessary or desirable as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the Trustee or the Trust;

(d) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(e) removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture, the Administration Agreement and any other agreement of the Trust or any Offering Document with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(f) providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) at such time as applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Indenture are not contrary to or do not conflict with such laws;

(g) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(h) making any modification in the form of Trust Unit Certificates to conform with the provisions of this Indenture, or any other modifications, provided the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

(i) changing the *situs* of the Trust or the governing laws of the Trust which, in the opinion of the Trustee, are necessary or desirable in order to provide Unitholders with the benefit of any legislation limiting their liability.

Notwithstanding the foregoing, no amendment shall be adopted which causes (i) the Trust to fail to qualify as a "mutual fund trust" under the Tax Act, or (ii) the Trust Units to constitute "foreign property" for the purposes of the Tax Act, without the consent of the Unitholders. No amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section 9.1 without the consent of the holders of all of the Trust Units then outstanding.

ARTICLE 10
MEETINGS OF UNITHOLDERS

10.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be called by the Trustee, commencing in 2006, on a day, at a time and at a place to be set by the Corporation. The business transacted at such meetings shall include the transaction of such business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 10, or as the Corporation may determine. Special meetings of the Unitholders may be called at any time by the Corporation and shall be called by the Corporation upon a written request of Unitholders holding in the aggregate not less than 20% of the Trust Units then outstanding, such request specifying the purpose or purposes for which such meeting is to be called. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Corporation shall designate. The Chairman of any annual or special meeting shall be a person designated by the Corporation for the purpose of such meeting except that, on the motion of any Unitholder, any person may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Corporation.

Where a meeting has been properly requisitioned by Unitholders, the Corporation shall call a meeting of Unitholders to transact the business referred to in the requisition, unless:

(a) a record date for a meeting of Unitholders has previously been fixed and notice thereof has been given to each stock exchange in Canada on which the Trust Units are listed for trading;

(b) the Corporation has previously called a meeting of Unitholders and has given notice thereof pursuant to Section 11.4; or

(c) in connection with the business as stated in the requisition:

(i) the Corporation is of the opinion, in its sole discretion, acting reasonably, that a matter covered by the requisition is submitted by the Unitholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Trust, the Trustee, the Corporation (or any associate or affiliate of the Corporation), the Unitholders, or primarily for the purpose of promoting general economic, political, religious, social or similar causes or primarily for a purpose that does not relate in a significant way to the business or affairs of the Trust;

(ii) the Trust, at the Unitholder's request, had previously included a matter

substantially the same as a matter covered by the requisition in an information circular relating to a meeting of Unitholders held within 24 months preceding the receipt of such requisition and the Unitholder failed to present the matter, in person or by proxy, at the meeting;

(iii) substantially the same matter covered by the requisition was submitted to Unitholders in an information circular relating to a meeting of Unitholders held within 24 months preceding the receipt of such requisition and the matter covered by the requisition was defeated; or

(iv) the Corporation is of the opinion, in its sole discretion, acting reasonably, that the rights conferred by this Section 10.1 are being abused to secure publicity.

If the Corporation does not, within 21 days after receiving the requisition, call a meeting (except where the grounds for not calling the meeting are one or more of those set forth above), any Unitholder who signed the requisition or the Corporation, as the case maybe, may call the meeting in accordance with the provisions of this Article 10, *mutatis mutandis*.

10.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder at his registered address, mailed at least 21 days and not more than 50 days before the meeting. Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any resolution in substantially final form proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by the Unitholders shall not invalidate any resolution passed at any such meeting.

10.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Trust Units. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units. If a quorum is not present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

10.4 Voting Rights of Unitholders

Only Unitholders and holders of Special Voting Units of record shall be entitled to vote and each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote at any meeting of the Unitholders and each Special Voting Unit shall entitle the holder thereof to such number of votes as may be prescribed in the resolution of the board of directors of the Corporation authorizing the issuance of

such Special Voting Unit at any meeting of Unitholders. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units or Special Voting Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification prior to the commencement of such meeting no later than the time for which proxies are to have been received as set forth in the notice of such meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit or Special Voting Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit or Special Voting Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 11.3 shall be entitled to cast such vote.

10.5 Resolutions

(a) The Trustee shall in accordance with an Ordinary Resolution passed by the Unitholders: (i) change the Auditors as provided in Section 15.3; and (ii) elect the directors of the Corporation.

(b) The Trustee shall in accordance with a Special Resolution passed by the Unitholders:

(i) subject to Section 9.1 and Section 3.8(c), amend this Indenture;

(ii) subdivide or consolidate Trust Units (other than in accordance with Section 3.7);

(iii) sell or agree to sell the property of the Trust Fund as an entirety or substantially as an entirety provided however that such prior approval of the Unitholders whether by Special Resolution or otherwise, is not required for a sale, assignment, transfer or other disposition of any part of the Trust Fund where such sale, assignment, transfer or disposition is pursuant to any enforcement or realization proceedings conducted by any person or any receiver, receiver manager or other enforcement agent on behalf of such person, that has been granted a mortgage, pledge, charge or other security interest in all or any part of the Trust Fund, or is between or among the Trust, and any direct or indirect wholly-owned subsidiary of the Trust (including, without limitation, any trust the only beneficiaries of which are the Trust or any direct or indirect wholly-owned subsidiary of the Trust and any partnership the only partners of which are the Trust or any direct or indirect wholly-owned subsidiary of the Trust), provided that, in the opinion of the Administrator, such sale, assignment, transfer or other disposition is in the best interests of the Trust;

(iv) resign if removed pursuant to Section 6.3; and

(v) commence to wind-up and wind-up the affairs of the Trust if requested pursuant to Section 12.2.

Except with respect to the above matters set out in this Section 10.5 and the matters set forth in Sections 6.3, 6.4 and 12.2 hereof, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee.

10.6 Meaning of "Special Resolution"

The expression "Special Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least an aggregate of 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units (including the Special Voting Units) represented at the meeting and voted on a poll upon such resolution. For the purpose of determining such percentage, the holders of any issued Special Voting Unit who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units.

If, at any such meeting, the holders of 5% of the aggregate number of Trust Units outstanding are not present in person or represented by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Unitholders, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than 21 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days' prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 10.2. Such notice shall state that at the adjourned meeting the Unitholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Unitholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in this Section 10.6 shall be a Special Resolution within the meaning of this Indenture, notwithstanding that the holders of less than 5% of the aggregate number of Trust Units then outstanding are present or represented by proxy at such adjourned meeting.

Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary. No Special Resolution changing or amending any provision hereof relating to or affecting: (i) the Trustee, including the qualification, powers, authorities, appointment, removal or resignation thereof; or (ii) the provisions of Articles 9, 10 or 12, shall be effective prior to 60 days from the adoption thereof in accordance with the provisions hereof or such shorter period as may be approved by Unitholders.

10.7 Record Date for Voting

For the purpose of determining the Unitholders and Special Voting Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 50 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders and Special Voting Unit holders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though he has since that time disposed of his Trust Units, and no Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 10.2.

10.8 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders shall be binding upon all the Unitholders and Special Voting Unit holders, whether present at or absent from such meeting, and each and every Unitholder and Special Voting Unit holder shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

10.9 Solicitation of Proxies

A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders. The Trustee shall solicit proxies from Unitholders and Special Voting Unit holders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with all provisions of the ABCA and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

10.10 No Breach

Notwithstanding any provisions of this Indenture, neither Unitholders nor Special Voting Unit holders shall have the power to effect any amendment hereto which would require the Trustee to take any action or conduct the affairs of the Trust in a manner which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.

ARTICLE 11
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

11.1 Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Sections 2.4 and Subsection 2.5(c) and the provisions of this Article 11 shall not in any way alter the nature of Trust Units or the said relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the beneficial ownership of Trust Units and the recording of all such transactions whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

11.2 Certificates

(a) The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Corporation and approved by the Trustee. Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee. Any additional signature required by the Trustee to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if it had been signed manually. Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Corporation may determine.

(b) Any Trust Unit Certificate validly issued prior to the date hereof in accordance with the terms of this Indenture in effect at such time shall validly represent issued and outstanding Trust Units, notwithstanding that the form of such Trust Unit Certificate may not be in the form currently required by this Indenture.

11.3 Register of Unitholders

A register shall be maintained at the principal corporate trust office of the Transfer Agent in the City of Calgary by the Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at such other offices of the Transfer Agent as the Trustee may from time to time designate. Except in the case of the registers required to be maintained at the City of Calgary, the Transfer Agent shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Transfer Agent as herein provided.

The register referred to in this Section 11.3 shall, subject to applicable law, at all reasonable times be open for inspection by the Unitholders, the Corporation and the Trustee.

11.4 Transfer of Trust Units

(a) Subject to the provisions of this Article 11 and Sections 3.8 and 7.12, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch transfer registers maintained by the Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 11, Trust Units shall be transferable on the register or on any branch transfer register of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Transfer Agent of the Trust, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Transfer Agent. Upon such delivery the transfer shall be recorded on the register of Unitholders and a new Trust Certificate for the residue thereof (if any) shall be issued to the transferor. Unless the Corporation agrees to assume liability for the transfer and exchange fees the Unitholder shall be responsible for such fees and expenses.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new Trust Certificate therefor only upon production of evidence satisfactory to the Transfer Agent thereof and delivery of the existing Trust Certificate to the Transfer Agent, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee or the Transfer Agent shall have actual or other notice of such death or other event.

11.5 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee and the Transfer Agent may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any Trust Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any Trust Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Certificate is registered in more than one name, the distributions (if any) in respect thereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

11.6 Performance of Trust

The Trustee, the Unitholders and any officer or agent of the Trustee shall not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as a Unitholder.

11.7 Lost Certificates

In the event that any Trust Certificate is lost, stolen, destroyed or mutilated, the Trustee or the Transfer Agent may authorize the issuance of a new Trust Certificate for the same number of Trust Units in lieu thereof. The Trustee or the Transfer Agent may in its discretion, before the issuance of such new Trust Certificate, require the owner of the lost, stolen, destroyed or mutilated Trust Certificate, or the legal representative of the owner to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee or the Transfer Agent may deem necessary, to surrender any mutilated Trust Certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee or the Transfer Agent may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Trust Certificates. The Trustee shall pay all premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose)

any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated Trust Certificate without further action or approval by the Trustee.

11.8 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Indenture nor give such Unitholder's personal representative a right to an accounting or take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new Trust Certificate for Trust Units in place of the Trust Certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

11.9 Unclaimed Interest or Distribution

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a current non-interest-bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee appointed pursuant to the *Public Trustee Act*, R.S.A. 2000, c. P-44, as amended (or other appropriate Government official or agency) whose receipt shall be a good discharge and release of the Trustee.

11.10 Exchanges of Trust Certificates

Trust Certificates representing any number of Trust Units may be exchanged without charge for Trust Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Certificates may be made at the offices of the Trustee or at the offices of any Transfer Agent where registers are maintained for the Trust Certificates pursuant to the provisions of this Article 11. Any Trust Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and shall be cancelled. The Corporation shall reimburse the Trustee for all fees and expenses associated with any such exchange.

11.11 Offer for Units

(a) In this Section 11.11:

(i) "**Dissenting Unitholder**" means a Unitholder who does not accept an Offer referred to in Subsection (b) and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(ii) "**Offer**" means an offer to acquire outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Trust Units;

(iii) "**offer to acquire**" includes an acceptance of an offer to sell;

(iv) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Trust Units;

(v) "**Offeror's Notice**" means the notice described in Subsection (c); and

(vi) "**Offeror's Units**" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(i) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror's Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Trust Units of the Unitholders who accepted the Offer; and

(iii) the Offeror complies with Subsections (c) and (e);

then the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

(c) Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to Subsection (b), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Trust Units of all Unitholders, other than Offeror's Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Trust Unit Certificate(s) to the Trustee within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to Subsection (c) shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) to the Trustee, duly endorsed for transfer.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to Subsection (c), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Subsection (b).

(f) Concurrently with sending the Offeror's Notice, the Offeror shall send to the Trust a notice of adverse claim disclosing the name and address of the Offeror and the name of the Dissenting Unitholder with respect to each Trust Unit held by a Dissenting Unitholder.

(g) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Subsection (e). The Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(h) Within 30 days after the date of the sending of an Offeror's Notice pursuant to Subsection (c), the Trustee, if the Offeror has complied with Subsection (e), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with Subsection (d) the consideration to which such Dissenting Unitholder is entitled under this Section 11.11; and

(iii) send to each Dissenting Unitholder who has not complied with Subsection (d) a notice stating that:

(A) his or her Trust Units have been transferred to the Offeror;

(B) the Trustee or some other person designated in such notice is holding in trust the consideration for such Trust Units; and

(C) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Trust Unit Certificate(s) or such other documents as the Trustee, or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(i) An Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trustee.

11.12 Registered Holders

Except as otherwise provided in this Indenture, or as required by applicable law, the Trustee shall for all purposes be entitled to treat the registered holders of Trust Units as the holders of such Trust Units and as the persons exclusively entitled to exercise all rights and to receive all benefits in respect thereof.

ARTICLE 12
TERMINATION

12.1 Termination Date

Unless the Trust is terminated or extended earlier, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2099.

12.2 Termination by Special Resolution of Unitholders

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for that purpose, whereupon the Trustee shall commence to wind up the affairs of the Trust, provided that such a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units (including Special Voting Units) and a quorum of holders of not less than 50% of the outstanding Trust Units (including Special Voting Units) are present in person or represented by proxy at the meeting or any adjournment thereof at which the vote is taken. For the purposes of determining the foregoing percentages, any outstanding Special Voting Unit shall be regarded as representing outstanding Trust Units equivalent in number to the votes attached to such Special Voting Units.

12.3 Procedure Upon Termination

Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

12.4 Powers of the Trustee upon Termination

After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

12.5 Sale of Investments

After the date referred to in Section 12.4, the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money the assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of a termination authorized under Section 12.2. Notwithstanding anything herein contained, in no event shall the Trust be wound up until all royalties shall have been disposed of.

12.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their Pro Rata Share, as at the date the register of the Trust is closed.

12.7 Further Notice to Unitholders

In the event that all of the Unitholders do not surrender their Trust Units for cancellation within six (6) months after the time specified in the notice referred to in Section 12.3, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their Pro Rata Share of the amounts referred to in Section 12.6 and the Trustee may either

take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

12.8 Responsibility of Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of assets or cash forming part of the Trust Fund after the date referred to in Section 12.4 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 12.6.

12.9 Termination of Trust

The Trust shall terminate when all of the assets of the Trust have been sold or otherwise disposed of, all known and other outstanding debts, liabilities and obligations of the Trust have been paid, retired, discharged or provided for and the amounts referred to in Section 12.6 have been distributed or paid into court as provided in this Article 12. In no event shall the winding-up of the affairs of the Trust exceed ten (10) years.

ARTICLE 13
SUPPLEMENTAL INDENTURES

13.1 Provision for Supplemental Indentures

From time to time the Trustee and the Corporation may, subject to the provisions hereof, and it shall, when so directed or authorized in accordance with the provisions hereof, execute and deliver by its proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) giving effect to any amendment as provided in Article 9;

(b) giving effect to any Special Resolution passed as provided in Article 10;

(c) making such provision not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

(d) making any modification in the form of Trust Certificates which does not materially affect the substance thereof; and

(e) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee and the Unitholders are not prejudiced thereby;

provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative.

Notwithstanding Section 10.5 and the foregoing, on or before the Date of Closing, the Trustee may execute and deliver such indentures or instruments supplemental hereto, which may add to or delete or amend, vary or change any of the provisions hereof, as the Corporation may direct in writing.

13.2 Provision for Amended and Restated Indenture

Notwithstanding Section 13.1, following any amendments to this Indenture, the parties to the Indenture may enter into an amended and restated version of the Indenture which shall include and give effect to all amendments to the Indenture in effect at the applicable time.

ARTICLE 14
NOTICES TO UNITHOLDERS

14.1 Notices

Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or The National Post or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch transfer register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

14.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give the Unitholders any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

14.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

14.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.

ARTICLE 15
AUDITORS

15.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Alberta.

15.2 Appointment of Auditors

The Trustee hereby appoints Ernst & Young LLP, Chartered Accountants, as the auditors of the Trust, to hold such office until the first annual meeting of the Unitholders at such remuneration as may be approved by the Trustee from time to time. The Auditors will be selected at each annual meeting of Unitholders.

15.3 Change of Auditors

The Auditors may at any time be removed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting of Unitholders duly called for that purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of the Unitholders by means of an Ordinary Resolution at a meeting duly called for the purpose. A vacancy created by the removal of the Auditors as aforesaid may be filled at the meeting of Unitholders at which the Auditors are removed or, if not so filled, may be filled under Section 15.4.

15.4 Filling Vacancy

In the event that the Auditors resign as auditors of the Trust, the Trustee shall forthwith fill the vacancy with such new auditors as is approved by the members of the Board of Directors of the Corporation whom are independent of the Corporation, and such new auditors shall act as auditors of the Trust for the unexpired term of the predecessor auditors of the Trust.

15.5 Reports of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section 16.3.

ARTICLE 16
ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

16.1 Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Trust, a list of the assets of the Trust Fund from time to time, all of such information to be provided in writing by the Corporation, and a copy of this Indenture.

16.2 Quarterly Reporting to Unitholders

Subject to compliance with all applicable laws, the Trustee will mail to each Unitholder (or such Unitholders as required under applicable securities laws, as confirmed by Counsel) within 45 days after March 31, June 30 and September 30 in each year, an unaudited quarterly financial statement of the Trust for the most recent calendar quarter. The Corporation will review any forecast provided in any Offering Document and, if necessary, will provide the Trustee with a quarterly update. The Trustee will mail any such update to Unitholders in accordance with applicable law..

16.3 Annual Reporting to Unitholders

Subject to compliance with all applicable laws, the Trustee will mail:

(a) to each Unitholder (or such Unitholders as required under applicable securities laws, as confirmed by Counsel), within 90 days after the end of each year, the audited consolidated financial statements of the Trust for the most recently completed year together with the report of the Auditors thereon; and

(b) to each person who received a distribution from the Trust during a year, within 90 days after the end of such year, the tax reporting information relating to such year as prescribed by the Tax Act.

16.4 Information Available to Unitholders

(a) Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto or any Material Contract.

(b) Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may, subject to applicable law, upon application require the Trustee to furnish within 10 days from the receipt of the affidavit a list (the "**basic list**") made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each business day following the date the basic list is made up to.

(d) The affidavit referred to in paragraph (b) above shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists will not be used except as permitted under paragraph (e) below.

(e) A list of Unitholders obtained under this Section shall not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Trust Units; or

(iii) any other matter relating to the affairs of the Trust.

16.5 Income Tax: Obligation of the Trustee

The Trustee shall discharge all obligations and responsibilities of the Trustee under the Tax Act or any similar provincial legislation and the *Excise Tax Act* (Canada), and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with, or which the Trustee believes in good faith to be consistent with, any such obligations or responsibilities.

16.6 Income Tax: Designations

In the return of its income under Part I of the Tax Act for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations pursuant to subsection 104(29) of the Tax Act and designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, as shall be permitted under the provisions of the Tax Act and as the Trustee in its sole discretion shall deem to be appropriate. In the first tax year, in filing a return of income for the Trust, the Trust shall elect that the Trust be deemed to be a mutual fund trust for the entire year pursuant to subsection 132(6.1) of the Tax Act.

16.7 Income Tax: Deductions, Allowances and Credits

The Corporation shall determine the tax deductions, allowances and credits to be claimed by the Trust in any year, and the Trustee shall claim such deductions, allowances and credits for the purposes of computing the income of the Trust and the amount payable by the Trust pursuant to the provisions of the Tax Act and the *Excise Tax Act* (Canada).

16.8 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

ARTICLE 17
MISCELLANEOUS

17.1 Continued Listing

The Trustee hereby appoints the Corporation as its agent and the Corporation hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on the Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations in each of the provinces of Canada as determined necessary by the Corporation or Counsel.

17.2 Successors and Assigns

The provisions of this Indenture shall enure to the benefit of and be binding upon the parties and their successors and assigns.

17.3 Counterparts

This Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

17.4 Severability

If any provision of this Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

17.5 Day Not a Business Day

In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

17.6 Time of the Essence

Time shall be of the essence in this Indenture.

17.7 Governing Law

This Indenture and the Trust Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

17.8 Notices to Trustee and the Corporation

(a) Any notice to the Trustee under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of Olympia Trust Company at 2300, 125 – 9th Avenue S.E, Calgary, Alberta, T2E 0P6, Attention: Manager, Client Services (Fax (403) 265-1455), or may be given by electronic or telecommunications device, and shall be deemed to have been given on the date of delivery or, if mailed, effective five days after deposit in the Canadian mail.

(b) Any notice to the Corporation under this Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Corporation at 700, 400 – 3rd Avenue S.W., Calgary, Alberta T2P 4H2, Attention: President (Fax (403) 232-1317) may be given by electronic or telecommunications device, and shall be deemed to have been effectively given on the date of delivery or, if mailed, five days after deposit in the Canadian mail.

(c) The Corporation or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation or the Trustee for all purposes of this Indenture.

(d) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section, by cable, telegram, electronic, telecommunications device or other means of prepaid, transmitted and recorded communication.

17.9 Electronic Delivery of Documents

Any document or instrument permitted or required to be delivered to any Unitholder (including a holder of Special Voting Units) may, if permitted under applicable laws, be delivered by electronic means in accordance with the requirements of such applicable laws.

17.10 References to Agreements

Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

ARTICLE 18
REDEMPTION OF TRUST UNITS

18.1 Right of Redemption

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Trust Units registered in the name of the Unitholder at the prices determined and payable in accordance with the conditions hereinafter provided.

18.2 Exercise of Redemption Right

To exercise a Unitholder's right to require redemption under this Article 18, a duly completed and properly executed notice requiring the Trust to redeem Trust Units, in a form approved by the Corporation, shall be sent to the Trust at the head office of the Trust, together with the Trust Unit Certificate or Trust Unit Certificates representing the Trust Units to be redeemed. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Transfer Agent and the Corporation and is accompanied by any further evidence that the Transfer Agent and the Corporation may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

Upon receipt by the Trust of the notice to redeem Trust Units, the Unitholder shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor) including the right to receive any distributions thereon which are declared payable to the Unitholders of record on a date which is subsequent to the date of receipt by the Transfer Agent of such notice. Trust Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Corporation, received the notice, Trust Unit Certificates and other required documents or evidence as aforesaid.

18.3 Calculation of Redemption Price Based on Market Price

Subject to Section 18.6, upon receipt by the Trust of the notice to redeem Trust Units in accordance with Section 18.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "**Market Redemption Price**") equal to the lesser of:

(a) 90% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period immediately prior to the date on which the Trust Units were tendered to the Trust for redemption, unless the Trust Units are tendered for redemption before the Trust Units have been quoted for trading for 10 trading days following listing, in which case the 10 trading period shall commence on the date of such listing; and

(b) the closing market price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

For the purposes of Subsection 18.3(a), the market price shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than 5 of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days; the simple average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

For the purposes of subsection 18.3(b), the closing market price shall be an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

18.4 Cash Payment of Market Redemption Price

Subject to Section 18.5, the Market Redemption Price payable in respect of the Trust Units tendered for redemption during any calendar month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on the last day of the calendar month following the month in which the Trust Units were tendered for redemption. Payments made by the Trust of the Market Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage pre-paid envelope addressed to the former Unitholder unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed except with respect to any outstanding payments in respect of Trust Units pertaining to distributions payable thereon to such former Unitholders of record on a date which is prior to the date that the Trust Units were tendered to the Trust for redemption.

18.5 Limitation Regarding Cash Payment of Market Redemption Price

Section 18.4 shall not be applicable to Trust Units tendered for redemption by a Unitholder if the total amount payable by the Trust pursuant to Section 18.4 in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $50,000, provided that the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived for such calendar month, the Market Redemption Price payable in respect of the Trust Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month as follows:

(a) subject to Section 18.5(b), by the Trust either distributing Redemption Notes, or such other series of promissory notes of the Corporation ("**Other Notes**") or other property of the Trust having an aggregate principal amount or value equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption; and,

(b) in the case of any Unitholder whose Trust Units are to be redeemed and which is a trust or plan governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan or registered pension plan (collectively, a "**Plan**") shall be entitled to elect, either in the notice requiring the Fund to redeem the Trust Units or in another instrument delivered to the Fund any time prior to payment of the in specie Market Redemption Price, to request that the Fund make payment by the distribution of property that would be a "qualified investment" to the Plan within the meaning of the Tax Act.

Upon such distribution of Notes and/or Other Notes or issuance of Redemption Notes, the Trust shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed. For greater certainty, the Trust shall be entitled to all interest accrued and unpaid on the Notes and/or Other Notes so distributed to and including the date upon which such Notes and/or Other Notes are required to be distributed.

18.6 Calculation of Redemption Price in Certain Other Circumstances

Section 18.3 shall not be applicable to Trust Units tendered for redemption by a Unitholder, if:

(a) at the time the Trust Units are tendered for redemption, the outstanding Trust Units of the Trust are not listed for trading on the Toronto Stock Exchange or the TSX Venture Exchange and are not traded or quoted on any other stock exchange or market which the Corporation considers in its sole discretion, provides representative fair market value prices for the Trust Units; or

(b) the normal trading of the outstanding Trust Units of the Trust is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 day trading period commencing immediately after the date on which such Trust Units tendered for redemption were tendered to the Trust for redemption;

and in either such case, such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (herein referred to as the "**Appraised Redemption Price**") equal to 90% of the fair market value thereof as determined by the Corporation as at the date upon which such Trust Units were tendered for redemption. The Appraised Redemption Price payable in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month in which such Trust Units were tendered for redemption, by, at the option of the Trust:

(i) cash payment, in which case the provisions of Section 18.4 shall apply *mutatis mutandis*; or

(ii) in the manner provided for in Section 18.5, in which case the provisions of Section 18.5 shall apply *mutatis mutandis*.

18.7 Cancellation of Certificates for all Redeemed Trust Units

All certificates representing Trust Units which are redeemed under this Article 18 shall be cancelled and such Trust Units shall no longer be outstanding and shall not be reissued.

18.8 Withholdings by the Trustee

The Trustee may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 18 all amounts required by law to be so withheld.

18.9 Amended and Restated Trust Indenture

The Trust was initially established by the Trust Indenture dated May 31, 2005 between the Trustee, the Corporation and the Settlor (the "**Original Trust Indenture**"). This Amended and Restated Trust Indenture gives effect, as of the date hereof, to amendments to the Original Trust Indenture and provides for the continuance of the Trust under the terms and conditions hereof.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its proper officers duly authorized on its behalf as of the date first above written.

(signed) "[redacted]"
Witness

(signed) "[redacted]"
APRIL MAYNES

OLYMPIA TRUST COMPANY

By: (signed) "[redacted]"

By: (signed) "[redacted]"

THUNDER ENERGY INC.

By: (signed) "[redacted]"

By: (signed) "[redacted]"

SCHEDULE

To the annexed trust indenture dated as of May 31, 2005
and made between

THUNDER ENERGY INC.
and
OLYMPIA TRUST COMPANY

(Form of Certificate for the Trust
Units in the English Language)

TRUST UNITS

THUNDER ENERGY TRUST

(a trust created under the laws of the Province of Alberta)

No. ___

________Trust Units CUSIP ________________________________

THIS CERTIFIES THAT

____ is the registered holder of ______________ fully paid Trust Units issued by THUNDER ENERGY TRUST (the "**Trust**") transferable only on the books of the Trust by the registered holder hereof in person or by attorney duly authorized upon surrender of this certificate properly endorsed.

The Trust Units represented by this certificate are issued upon the terms and subject to the conditions of a trust indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "**Trust Indenture**") dated May 31, 2005 and made between Thunder Energy Inc. as settlor, and Olympia Trust Company (the "**Trustee**"), as amended and restated from time to time, which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meaning when used herein.

A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and on payment of reasonable reproduction costs from the head office of the Trust.

This certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the register to be kept at the office of the transfer agent in the City of Calgary, as applicable, and at such other place or places, if any, as the Trustee may designate, by the registered holder thereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings binding upon all Unitholders.

The Trust Indenture provides that at no time may Non-Residents be the beneficial owners of more than 49 percent of the Trust Units then outstanding and the Trustee shall inform the Transfer Agent of this restriction. To monitor compliance with this requirement, Thunder Energy Inc. (the "**Corporation**") may require the Trustee or Transfer Agent to make reasonable efforts, practicable in the circumstances, to obtain declarations as to the jurisdictions in which beneficial owners of Trust Units are resident. If the Corporation becomes aware that the beneficial owners of 40 percent or more of the Trust Units then outstanding are, or may be, Non-Residents or that such a situation is imminent, the Corporation will advise the Trustee and may make a public announcement thereof and may require the Trustee to refuse to accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration, in form and content specified by the Corporation, that the person is not a Non-Resident. The Corporation may require the Trustee to refuse to make payment of any Distributable Cash of the Trust to a person until the person provides a declaration with respect to that person's residency. If, notwithstanding the foregoing, the Corporation determines that 49 percent or more of the Trust Units are held by Non-Residents, the Corporation may or may require the Trustee, in the manner specified by the Corporation, to send a notice to Non-Resident holders of Trust Units, as applicable, chosen in inverse order to the order of acquisition or registration or in such other manner as the Corporation may consider equitable and practicable, requiring such Non-Resident holders to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee and the Corporation with satisfactory evidence that they are not Non-Residents within such period, the Corporation may require the Trustee on behalf of such Unitholders to sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale the Unitholders thereby affected shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale of such Trust Units. Notwithstanding the foregoing, the Trustee, upon direction of the Corporation, may take such other action as specified by the Corporation to ensure compliance with the Tax Act.

No liability shall accrue to the Trust or the Trustee if the Trust Units of Non-Resident Unitholders are sold at a loss to such Unitholder. Unless and until the Trustee shall have been required to do so under the terms of the Trust Indenture, the Trustee shall not be bound to do or take any proceeding or action with respect to non-resident ownership restrictions contained in the Trust Indenture by virtue of the powers conferred on it by the Trust Indenture. The Trustee shall not be deemed to have notice of any violation of Non-Resident ownership restrictions contained in the Trust Indenture unless and until it has been given written notice of such violation by the Corporation and shall act only as required by the Trust Indenture once an indemnity satisfactory to the Trustee, acting reasonably, is provided. The Trustee shall not be required to actively monitor the foreign holdings of the Trust, unless requested to do so in writing by the Corporation. It is acknowledged that the Trustee cannot monitor the Non-Resident holders of the Trust Units if the Trust Units are registered in the name of CDS. The Trustee shall not be liable for any violation of the Non-Resident ownership restriction which may occur during the term of the Trust.

The Trust Indenture provides that no Unitholder shall incur or be subject to any liability in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture.

The Trust Indenture provides that Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

This certificate shall not be valid for any purpose until it shall have been countersigned and registered by the transfer agent of the Trust.

IN WITNESS WHEREOF the Corporation has caused this certificate to be signed by its duly authorized officers.

DATED __________

THUNDER ENERGY TRUST,
by its attorney,
Thunder Energy Inc.

By: ___________________________________
Authorized Officer

By: ___________________________________
Authorized Officer

Countersigned and Registered

OLYMPIA TRUST COMPANY
Transfer Agent and Registrar of the Trust

By: ___________________________________
Authorized Officer

By: ___________________________________
Authorized Officer

TRANSFER FORM

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto

____

(please print or typewrite name and address of assignee)

_________ Trust Units of THUNDER ENERGY TRUST represented by this certificate and hereby irrevocably constitutes and appoints __________________ Attorney to transfer the said Trust Units on the registers of the Trust for the said purpose, with full power of substitution in the premises.

Dated ______________________________   ______________________________

(SIGNATURE OF TRANSFEROR)

____

The signature of the registered holder of the within certificate to the foregoing assignment must be guaranteed by a chartered bank, by a trust company or a member firm of the Toronto Stock Exchange, the Montreal Exchange, the TSX Venture Exchange, a national securities exchange in the United Sates or the National Association of Securities Dealers, Inc. who are members of the Securities Transfer Association Medallion Program.

SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 7th day of July, 2005.

AMONG:

THUNDER ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Thunder Energy Trust")

- and -

THUNDER ENERGY INC., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AmalgamationCo" or "Thunder")

- and -

THUNDER EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ExchangeCo")

WHEREAS pursuant to an arrangement agreement dated as of May 2, 2005 and amended and restated as of June 3, 2005 among Thunder, Mustang Resources Inc. and Forte Resources Inc. (such agreement, as it may be further amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a support agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AmalgamationCo, which were issued pursuant to the Arrangement;

AND WHEREAS the articles of AmalgamationCo set forth the rights, privileges, restrictions and conditions (collectively, the "Share Provisions") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby Thunder Energy Trust and ExchangeCo will take certain actions and make certain payments and deliveries necessary to ensure that AmalgamationCo will be able to make certain payments and to deliver or cause to be delivered Thunder Trust Units in satisfaction of the obligations of AmalgamationCo under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF THUNDER ENERGY TRUST, EXCHANGECO AND AMALGAMATIONCO

2.1 Covenants of Thunder Energy Trust and ExchangeCo Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, Thunder Energy Trust and ExchangeCo each agree that:

(a) Thunder Energy Trust will, as soon as practicable following the declaration of any Distribution, issue a press release as to the resulting change in the Exchange Ratio for the Exchangeable Shares;

(b) Thunder Energy Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AmalgamationCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AmalgamationCo or any other distribution of the assets of AmalgamationCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AmalgamationCo to cause to be delivered Thunder Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 6 of the Share Provisions;

(c) Thunder Energy Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit AmalgamationCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AmalgamationCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AmalgamationCo to cause to be delivered Thunder Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 4 or Article 5 of the Share Provisions, as the case may be;

(d) If ExchangeCo exercises a Call Right or is the purchaser upon the exercise of the Exchange Rights and does not pay the Liquidation Amount, Retraction Price, Redemption Price or purchase price payable upon exercise of a Call Right or the Exchange Rights, as the case may be, at the time such amount becomes payable by ExchangeCo pursuant to the Share Provisions or the Voting and Exchange Trust Agreement then Thunder Energy Trust shall forthwith pay such amount and, Thunder Energy Trust and ExchangeCo shall thereafter be jointly and severally liable to pay such amount until it is duly paid; and

(e) Thunder Energy Trust will not exercise its vote as a shareholder of AmalgamationCo to initiate the voluntary liquidation, dissolution or winding-up of AmalgamationCo nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AmalgamationCo.

2.2 Segregation of Funds

Subject to the exercise by Thunder Energy Trust or ExchangeCo of any of the Call Rights, Thunder Energy Trust will cause AmalgamationCo to, from time to time, deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable

AmalgamationCo to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and will cause AmalgamationCo to use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price, as applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3 Notification of Certain Events

In order to assist Thunder Energy Trust and ExchangeCo to comply with their respective obligations hereunder, AmalgamationCo will give Thunder Energy Trust and ExchangeCo notice of each of the following events at the time set forth below:

(a) immediately, in the event of any determination by the Board of Directors of AmalgamationCo to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b) immediately, upon the earlier of: (i) receipt by AmalgamationCo of notice of; and (ii) AmalgamationCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of AmalgamationCo or to effect any other distribution of the assets of AmalgamationCo among its shareholders for the purpose of winding-up its affairs;

(c) immediately, upon receipt by AmalgamationCo of a Retraction Request;

(d) at least 90 days prior to any Redemption Date;

(e) as soon as practicable upon the issuance by AmalgamationCo of any Exchangeable Shares or any rights to acquire same; and

(f) in the event of any determination by the Board of Directors of AmalgamationCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AmalgamationCo or to effect any other distribution of the assets of AmalgamationCo among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.4 Delivery of Thunder Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires AmalgamationCo to cause to be delivered Thunder Trust Units to any holder of Exchangeable Shares, subject to the exercise by Thunder Energy Trust or ExchangeCo of any of the Call Rights, Thunder Energy Trust shall forthwith issue and deliver the requisite Thunder Trust Units to or to the order of the former holder of the surrendered Exchangeable Shares, as AmalgamationCo shall direct. All such Thunder Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.

Thunder Energy Trust hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued trust units such number of Thunder Trust Units (or other units or securities into which Thunder Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) (i) as is equal to the sum of the number of Thunder Energy Trust Units issuable upon the redemption, retraction or exchange of all (A) Exchangeable Shares issued and outstanding from time to time and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit AmalgamationCo to meet its obligations hereunder, under the Voting and Exchange Trust Agreement, under the Share Provisions and under any other security or commitment pursuant to which Thunder Energy Trust may now or hereafter be required to issue Thunder Trust Units.

2.5 **Qualification of Thunder Trust Units**

Thunder Energy Trust covenants that if any Thunder Trust Units (or other securities into which Thunder Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder (including for greater certainty, in payment of or pursuant to, as applicable, the Liquidation Amount, the Retraction Price, the Redemption Price, the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right, the Exchange Rights or the Automatic Exchange Rights) (as that term is defined in the Voting and Exchange Trust Agreement)), require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") before such securities (or other securities into which Thunder Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) may be delivered by Thunder Energy Trust or ExchangeCo to the initial holder thereof (other than AmalgamationCo) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of Thunder Energy Trust for purposes of Canadian federal or provincial securities law), Thunder Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause such Thunder Trust Units (or other securities into which Thunder Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be and remain duly registered, qualified or approved. Thunder Energy Trust and ExchangeCo represent and warrant that they have in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Thunder Trust Units (or other securities into which Thunder Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder or pursuant to the terms of the Share Provisions or the terms of the Voting and Exchange Trust Agreement to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of Thunder Energy Trust for the purposes of Canadian federal and provincial securities law). Thunder Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Thunder Trust Units (or other securities into which Thunder Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be delivered hereunder or pursuant to the terms of the Share Provisions or the terms of the Voting and Exchange Trust Agreement to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.6 **Equivalence**

(a) Thunder Energy Trust will not:

(i) issue or distribute Thunder Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Thunder Trust Units) to the holders of all or substantially all of the then outstanding Thunder Trust Units by way of stock distribution or other distribution, other than (A) an issue of Thunder Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Thunder Trust Units) to holders of Thunder Trust Units who exercise an option to receive distributions in Thunder Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Thunder Trust Units) in lieu of receiving cash distributions, or (B) pursuant to Section 5.9 of the Thunder Trust Indenture;

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Thunder Trust Units entitling them to subscribe for or to purchase Thunder Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Thunder Trust Units);

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Thunder Trust Units:

(A) securities of Thunder Energy Trust of any class other than Thunder Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Thunder Trust Units);

(B) rights, options or warrants other than those referred to in Section 2.6(a)(ii) above;

(C) evidences of indebtedness of Thunder Energy Trust; or

(D) assets of Thunder Energy Trust other than Distributions which result in an adjustment to the Exchange Ratio;

(iv) subdivide, redivide or change the then outstanding Thunder Trust Units into a greater number of Thunder Trust Units;

(v) reduce, combine or consolidate or change the then outstanding Thunder Trust Units into a lesser number of Thunder Trust Units; or

(vi) reclassify or otherwise change the rights, privileges or other terms of the Thunder Trust Units or effect an amalgamation, merger, reorganization or other transaction affecting the Thunder Trust Units;

unless

(vii) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(viii) it has received the prior written approval of AmalgamationCo and the approval of the holders of the Exchangeable Shares at a meeting of holders of Exchangeable Shares.

(b) Thunder Energy Trust will ensure that the record date for any event referred to in section 2.6(a) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by Thunder Energy Trust (with simultaneous notice thereof to be given by Thunder Energy Trust to AmalgamationCo).

2.7 Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Thunder Trust Units (a "Bid") is proposed by Thunder Energy Trust or is proposed to Thunder Energy Trust or the holders of Thunder Trust Units, and is recommended by the Board of Directors of AmalgamationCo, or is otherwise effected or to be effected with the consent or approval of the Board of Directors of AmalgamationCo, Thunder Energy Trust or AmalgamationCo or both shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Thunder Trust Units, without discrimination, including, without limiting the generality of the foregoing, Thunder Energy Trust or AmalgamationCo or both will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by Thunder Energy Trust or AmalgamationCo or both or where Thunder Energy Trust or AmalgamationCo or both is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AmalgamationCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.8 Ownership of Outstanding Shares

Thunder Energy Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Thunder Energy Trust, ExchangeCo or any of their respective

affiliates, Thunder Energy Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AmalgamationCo. Notwithstanding the foregoing, Thunder Energy Trust shall not be in violation of this Section if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of Thunder Energy Trust.

2.9 Thunder Energy Trust and ExchangeCo Not to Vote Exchangeable Shares

Thunder Energy Trust and ExchangeCo covenant and agree that they will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by Thunder Energy Trust, ExchangeCo or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Thunder Energy Trust and ExchangeCo further covenant and agree that they will not, and will cause their respective affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.10 Due Performance

On and after the Effective Date, Thunder Energy Trust and ExchangeCo shall duly and timely perform all of their obligations under the Share Provisions.

2.11 No Specified Financial Institution

On and after the effective date hereof and until AmalgamationCo no longer has any Exchangeable Shares issued and outstanding, neither Thunder Energy Trust nor ExchangeCo nor any of its Affiliates will be a "specified financial institution" as that term is defined in the *Income Tax Act* (Canada).

2.12 Exercise of Call Rights

Thunder Energy Trust and ExchangeCo covenant and agree that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Thunder Energy Trust, ExchangeCo or any of their respective affiliates, Thunder Energy Trust and ExchangeCo will formulate a policy respecting whether Thunder Energy Trust and ExchangeCo or either of them will exercise any of the Call Rights.

ARTICLE 3
THUNDER ENERGY TRUST SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Thunder Energy Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other person or continuing entity (herein called the "Thunder Energy Trust Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Thunder Energy Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Thunder Energy Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Thunder Energy Trust under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the Thunder Energy Trust Successor, ExchangeCo and AmalgamationCo shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Thunder Energy Trust Successor shall possess and from time to time may exercise each and every right and power of Thunder Energy Trust under this agreement in the name of Thunder Energy Trust or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the Board of Directors of AmalgamationCo or any officers of AmalgamationCo on behalf of Thunder Energy Trust may be done and performed with like force and effect by the directors or officers (or other agents or governing body) of such Thunder Energy Trust Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Thunder Energy Trust with another such subsidiary or into Thunder Energy Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Thunder Energy Trust provided that all of the assets of such subsidiary are transferred to Thunder Energy Trust or another wholly-owned direct or indirect subsidiary of Thunder Energy Trust and any such transactions are expressly permitted by this Article 3.

ARTICLE 4
GENERAL

4.1 Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than Thunder Energy Trust, ExchangeCo or any of their respective Subsidiaries or affiliates.

4.2 Changes in Capital of Thunder Energy Trust and AmalgamationCo

Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.6 or 2.7 hereof, as a result of which either Thunder Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Thunder Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4 Amendments, Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by Thunder Energy Trust, ExchangeCo and AmalgamationCo and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

4.5 Amendments

Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of Thunder Energy Trust, ExchangeCo, AmalgamationCo or any combination of them for the protection of the holders of the Exchangeable Shares provided that the Board of Directors of ExchangeCo and the Board of Directors of AmalgamationCo are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of AmalgamationCo and ExchangeCo, having in mind the best interests of the holders of Exchangeable Shares it may be expedient to make, provided that such Boards of Directors, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the holders of Exchangeable Shares; or

(c) making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that the Board of Directors of ExchangeCo and the Board of Directors of AmalgamationCo are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6 Meeting to Consider Amendments

AmalgamationCo, at the request of Thunder Energy Trust, ExchangeCo, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of AmalgamationCo, the Share Provisions and all Applicable Laws.

4.7 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.8 Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9 Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice) to Thunder Energy Trust, AmalgamationCo or ExchangeCo to:

Thunder Energy Trust
c/o Thunder Energy Inc.
700, 400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2
Attention: President and Chief Executive Officer
Facsimile No. (403) 232-1317

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10 Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11 Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12 Assignment by and Successor to ExchangeCo

Notwithstanding any other provision in this agreement to the contrary:

(a) Any corporation into or with which ExchangeCo may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which ExchangeCo shall be a party, shall be the successor to ExchangeCo hereunder without any further act on its part or any of the parties hereto; and

(b) ExchangeCo may transfer or assign its rights and interest in or under this agreement to any affiliate of AmalgamationCo or Thunder Energy Trust ("successor corporation"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the Trustee and executed and delivered to the Trustee, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by ExchangeCo.

4.13 Attornment

Each of Thunder Energy Trust, ExchangeCo and AmalgamationCo agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.14 Liability of the Trust

The parties hereto acknowledge that AmalgamationCo is entering into this agreement solely in its capacity as authorized attorney on behalf of Thunder Energy Trust and the obligations of Thunder Energy Trust hereunder shall not be personally binding upon AmalgamationCo or any holder of Thunder Trust Units and that any recourse against Thunder Energy Trust, AmalgamationCo or any holder of Thunder Trust Units in any manner in respect of any indebtedness, obligation or liability of Thunder Energy Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the amended and restated Trust Indenture dated as of June 30, 2005 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

THUNDER ENERGY TRUST,
by its authorized attorney,
Thunder Energy Inc.

By: (signed) "[redacted]"
Name: Douglas Dafoe
Title: President and Chief Executive Officer

THUNDER ENERGY INC.

By: (signed) "[redacted]"
Name: Douglas Dafoe
Title: President and Chief Executive Officer

THUNDER EXCHANGECO LTD.

By: (signed) "[redacted]"
Name: Douglas Dafoe
Title: President and Chief Executive Officer

VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 7th day of July, 2005.

AMONG:

THUNDER ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Thunder Energy Trust")

- and -

THUNDER ENERGY INC., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AmalgamationCo" or "Thunder")

- and –

THUNDER EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ExchangeCo")

- and -

OLYMPIA TRUST COMPANY, a trust company incorporated under the laws of Alberta (hereinafter referred to as "Trustee")

WHEREAS pursuant to an arrangement agreement dated as of May 2, 2005 and amended and restated as of June 3, 2005 among Thunder, Mustang Resources Inc. and Forte Resources Inc. (such agreement, as it may be amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a voting and exchange trust agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of AmalgamationCo, which were issued pursuant to the Arrangement;

AND WHEREAS the articles of AmalgamationCo set forth the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto have agreed to enter into this Agreement in order to give effect to those exchange rights;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms shall have the following meanings:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**Affiliate**" has the meaning given to that term in the Securities Act;

"**Aggregate Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Thunder Unitholders are entitled to vote, consent or otherwise act, the product of (i) the number of Trust Units issuable from time to time upon the redemption, retraction or exchange of all Exchangeable Shares issued and outstanding and held by Beneficiaries on the record date of any meeting multiplied by (ii) the Equivalent Vote Amount;

"**AmalgamationCo**" means Thunder Energy Inc., the corporation resulting from the amalgamation of Thunder, Mustang Resources Inc, Forte Resources Inc. (the company continuing after the amalgamation of Forte Resources Inc. and Forte Oil Corporation pursuant to the Plan of Arrangement) and Thunder Acquisition Ltd. pursuant to the Plan of Arrangement;

"**Automatic Exchange Rights**" means the benefit of the obligation of Thunder Energy Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Thunder Trust Units as defined in Section 5.12(c);

"**Beneficiaries**" means the registered holders of Exchangeable Shares, other than Thunder Energy Trust, ExchangeCo or any subsidiary of Thunder Energy Trust;

"**Beneficiary Votes**" has the meaning given to that term in Section 4.2;

"**Board of Directors**" means the Board of Directors of AmalgamationCo from time to time;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Rights**" has the meaning given to that term in the Share Provisions;

"**Current Market Price**" has the meaning given to that term in the Share Provisions;

"**Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Thunder Unitholders are entitled to vote, consent or otherwise act, the number of votes to which a holder of one Thunder Trust Unit is entitled with respect to such matter, proposition or question;

"**Exchange Ratio**" has the meaning given to that term in the Share Provisions;

"**Exchange Rights**" has the meaning given to that term in Section 5.1(a);

"**Exchange Rights Trigger Event**" has the meaning given to that term in Section 5.1(a);

"**Exchangeable Shares**" means the non-voting exchangeable shares of AmalgamationCo, having the rights, privileges, restrictions and conditions set out in the Share Provisions;

"**Indemnified Parties**" has the meaning given to that term in Section 8.1;

"**Insolvency Event**" means the institution by AmalgamationCo of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of AmalgamationCo to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by AmalgamationCo to contest in good faith any

such proceedings commenced in respect of AmalgamationCo within 15 days of becoming aware thereof, or the consent by AmalgamationCo to the filing of any such petition or to the appointment of a receiver, or the making by AmalgamationCo of a general assignment for the benefit of creditors, or the admission in writing by AmalgamationCo of its inability to pay its debts generally as they become due, or AmalgamationCo not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 4.6 of the Share Provisions;

"**Liquidation Call Right**" has the meaning given to that term in the Share Provisions;

"**List**" has the meaning given to that term in Section 4.6;

"**Officer's Certificate**" means, with respect to AmalgamationCo, a certificate signed by any officer or director of AmalgamationCo;

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status;

"**Plan of Arrangement**" means the Plan of Arrangement substantially in the form set out in Exhibit 1 to the Arrangement Agreement as amended or supplemented from time to time;

"**Redemption Call Right**" has the meaning given to that term in the Share Provisions;

"**Retracted Shares**" has the meaning given to that term in Section 5.7;

"**Retraction Call Right**" has the meaning given to that term in the Share Provisions;

"**Securities Act**" means the *Securities Act* (Alberta), as amended;

"**Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the articles of AmalgamationCo dated the date hereof;

"**Special Voting Unit**" means the one special voting unit of Thunder Energy Trust, issued by Thunder Energy Trust to and deposited with the Trustee, which entitles the holders of record of Exchangeable Shares who are Beneficiaries to a number of votes at meetings of Thunder Unitholders equal to the Aggregate Equivalent Vote Amount;

"**Support Agreement**" means that certain support agreement made as of even date herewith among Thunder Energy Trust, AmalgamationCo and ExchangeCo;

"**Thunder Consent**" has the meaning given to that term in Section 4.2;

"**Thunder Meeting**" has the meaning given to that term in Section 4.2;

"**Thunder Trust Units**" means the trust units of Thunder Energy Trust as constituted on the date hereof;

"**Thunder Unitholders**" means the registered holders of Thunder Trust Units from time to time;

"**Thunder Liquidation Event**" has the meaning given to that term in Section 5.12(b);

"**Thunder Liquidation Event Effective Date**" has the meaning given to that term in Section 5.12(c);

"**Thunder Successor**" has the meaning given to that term in Section 10.1(a);

"**Trust**" means the trust created by this Agreement;

"**Trust Estate**" means the Voting Rights, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

"**Trustee**" means Olympia Trust Company and, subject to the provisions of Article 9, includes any successor trustee; and

"**Voting Rights**" means the voting rights attached to the Special Voting Unit.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Voting Rights, the Exchange Rights, the Automatic Exchange Rights and the right to enforce the Support Agreement in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING UNIT

3.1 Issuance and Ownership of the Special Voting Unit

Thunder Energy Trust has issued to and has deposited with the Trustee the Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Thunder Energy Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the

Special Voting Unit by Thunder Energy Trust to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Unit, provided that the Trustee shall:

(a) hold the Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Unit, and the Special Voting Unit shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

AmalgamationCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights with respect to the Exchangeable Shares held by a Beneficiary.

3.3 Safe Keeping of Certificate

The certificate representing the Special Voting Unit shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Special Voting Unit, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Special Voting Unit, on any matter, question or proposition whatsoever that may properly come before the Thunder Unitholders at a Thunder Meeting or in connection with a Thunder Consent (in each case, as hereinafter defined). The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15 hereof, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which a Thunder Consent is sought or a Thunder Meeting is held. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Beneficiary's Voting Rights.

4.2 Number of Votes

With respect to all meetings of Thunder Unitholders at which Beneficiaries of Thunder Energy Trust Units are entitled to vote (a "Thunder Meeting") and with respect to all written consents sought by Thunder Energy Trust from Thunder Unitholders (a "Thunder Consent"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, the number of votes comprised in the Special Voting Unit that relate to each Exchangeable Share owned of record by such Beneficiary on the record date established by Thunder Energy Trust or by applicable law for such Thunder Meeting or Thunder Consent, as the case may be, (the "Beneficiary Votes") in respect of each matter, question or proposition to be voted on at such Thunder Meeting or to be consented to in connection with such Thunder Consent.

4.3 Mailings to Unitholders

With respect to each Thunder Meeting and Thunder Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Thunder Energy Trust utilizes in communications to Thunder Unitholders, subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each of the Beneficiaries named in the List on the same day as the initial mailing or notice (or other communication) with respect thereto is given by Thunder Energy Trust to Thunder Unitholders:

(a) a copy of such notice, together with any proxy or information statement and related materials (but excluding proxies to vote Thunder Trust Units) to be provided to Thunder Unitholders;

(b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Thunder Meeting or Thunder Consent, as the case may be, or, pursuant to Section 4.7 hereof, to attend such Thunder Meeting and to exercise personally the Beneficiary Votes thereat;

(c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

  (i) a proxy to such Beneficiary or such Beneficiary's designee to exercise personally the Beneficiary Votes; or

  (ii) a proxy to a designated agent or other representative of the management of Thunder Energy Trust to exercise such Beneficiary Votes;

(d) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(e) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f) a statement of (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Thunder Meeting shall not be earlier than 48 hours prior to such meeting, and (ii) the method for revoking or amending such instructions.

The materials referred to above are to be provided by Thunder Energy Trust to the Trustee, but shall be subject to review and comment by the Trustee.

For the purposes of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any such Thunder Meeting or Thunder Consent, the number of Exchangeable Shares owned as of record by the Beneficiary shall be determined at the close of business on the record date established by Thunder Energy Trust or by applicable law for purposes of determining Thunder Unitholders entitled to vote at such Thunder Meeting or to give written consent in connection with such Thunder Consent. Thunder Energy Trust will notify the Trustee in writing of any decision of the board of directors of AmalgamationCo with respect to the calling of any such Thunder Meeting or the seeking of such Thunder Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Unitholder Information

Thunder Energy Trust will deliver to the Trustee copies of all proxy materials, (including notices of Thunder Meetings, but excluding proxies to vote Thunder Trust Units), information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed from time to time to beneficiaries of Thunder Trust Units in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Thunder Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Thunder Energy Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Thunder Energy Trust) received by the Trustee from Thunder Energy Trust at the same time as such materials are first sent to Thunder Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the City of Calgary.

4.5 Other Materials

Immediately after receipt by Thunder Energy Trust or any Unitholder of Thunder Energy Trust of any material sent or given generally to the Thunder Unitholders by or on behalf of a third party, including without limitation dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Thunder Energy Trust shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Thunder Energy Trust, copies of all such materials received by the Trustee from Thunder Energy Trust. The Trustee will also make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the City of Calgary.

4.6 List of Persons Entitled to Vote

AmalgamationCo shall: (i) prior to each annual, general or special Thunder Meeting or the seeking of any Thunder Consent and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Thunder Meeting or a Thunder Consent, at the close of business on the record date established by Thunder Energy Trust or pursuant to applicable law for determining the Thunder Unitholders entitled to receive notice of and/or to vote at such Thunder Meeting or to give consent in connection with such Thunder Consent. Each such List shall be delivered to the Trustee promptly after receipt by AmalgamationCo of such request on the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform its obligations under this agreement. Thunder Energy Trust agrees to give AmalgamationCo written notice (with a copy to the Trustee) of the calling of any Thunder Meeting or the seeking of any Thunder Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable AmalgamationCo to perform its obligations under this Section 4.6.

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Thunder Meeting or any Thunder Consent will be entitled: (i) to instruct the Trustee in the manner described in Section 4.3 hereof with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled; or (ii) to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by Trustee, and Attendance of Trustee Representative, at Meeting

(a) In connection with each Thunder Meeting and Thunder Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3 hereof, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by it for receipt of such instructions in the notice given by the Trustee to the Beneficiary pursuant to section 4.3 hereof;

(b) Subject to receipt of instructions contemplated by Section 4.3(f), the Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Thunder Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representatives, and at the Beneficiary's request, such representatives shall sign and deliver to such Beneficiary (or its designee) a proxy permitting such Beneficiary to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either:

(i) has not previously given the Trustee instructions pursuant to Section 4.3 hereof in respect of such meeting; or

(ii) submits to the Trustee's representatives written revocation of any such previous instructions.

At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials to be distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as Thunder Energy Trust utilizes in communications to holders of Thunder Trust Units subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each Beneficiary at its address as shown on the books of AmalgamationCo. AmalgamationCo shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

(a) current lists of the Beneficiaries; and

(b) on the request of the Trustee, mailing labels to enable the Trustee to carry out it duties under this agreement.

The materials referred to above are to be provided by AmalgamationCo to the Trustee, but shall be subject to review and comment by the Trustee.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Thunder Energy Trust, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless in any case Thunder Energy Trust or ExchangeCo shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the retraction or redemption of Exchangeable Shares pursuant to Article 4 or Article 5 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of AmalgamationCo or any other distribution of the assets of AmalgamationCo among its shareholders for the purpose of winding up its affairs pursuant to Article 6 of the Share Provisions, or upon the purchase of Exchangeable Shares from the Beneficiary thereof by Thunder Energy Trust, ExchangeCo or a subsidiary of Thunder Energy Trust pursuant to the exercise by Thunder Energy Trust, ExchangeCo or a subsidiary of Thunder Energy Trust of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right, or upon the purchase of Exchangeable Shares from the holder thereof by AmalgamationCo pursuant to Section 8 of the Share Provisions.

ARTICLE 5
EXCHANGE RIGHTS AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Rights

Each of Thunder Energy Trust and ExchangeCo hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a) the right (the "Exchange Rights"), upon the occurrence and during the continuance of (any such occurrence being an "Exchange Rights Trigger Event"):

(i) an Insolvency Event; or

(ii) circumstances in which Thunder Energy Trust or ExchangeCo are entitled to exercise any of the Call Rights, but elect not to exercise such Call Rights,

to require Thunder Energy Trust or ExchangeCo to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(b) the Automatic Exchange Rights,

all in accordance with the provisions of this Agreement. Each of Thunder Energy Trust and ExchangeCo hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the

Automatic Exchange Rights by Thunder Energy Trust and ExchangeCo to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

(c) hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(d) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

AmalgamationCo will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Rights

The Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights.

5.4 Purchase Price

The purchase price payable by Thunder Energy Trust or ExchangeCo, as applicable, for each Exchangeable Share to be purchased by Thunder Energy Trust or ExchangeCo, as applicable, under the Exchange Rights shall be an amount per share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights (as provided for in Section 5.6) by the Current Market Price of a Thunder Trust Unit on the last Business Day prior to such date.

In connection with each exercise of the Exchange Rights, Thunder Energy Trust or ExchangeCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Thunder Energy Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, a certificate or certificates representing that number of Thunder Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) equal to the Exchange Ratio as at the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights, such purchase price to be paid in accordance with Section 5.6 (but less

any amounts withheld pursuant to Section 5.13). Upon payment by Thunder Energy Trust or ExchangeCo, as applicable, of such purchase price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of accrued and unpaid dividends (but not in respect of dividends which have been declared and are unpaid) on each such Exchangeable Share by AmalgamationCo.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Exchange Rights Trigger Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of AmalgamationCo. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Thunder Energy Trust or ExchangeCo to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of AmalgamationCo and such additional documents and instruments as the Trustee, Thunder Energy Trust, ExchangeCo and AmalgamationCo may reasonably require, together with:

(a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating: (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Rights so as to require Thunder Energy Trust or ExchangeCo to purchase from the Beneficiary the number of Exchangeable Shares specified therein; (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Thunder Energy Trust or ExchangeCo, as applicable, free and clear of all liens, claims and encumbrances; (iii) the names in which the certificates representing Thunder Trust Units issuable in connection with the exercise of the Exchange Rights are to be issued; and (iv) the names and addresses of the persons to whom such new certificates should be delivered; and

(b) payment (or evidence satisfactory to the Trustee, Thunder Energy Trust, ExchangeCo and AmalgamationCo of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by Thunder Energy Trust or ExchangeCo under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of AmalgamationCo.

5.6 Delivery of Thunder Trust Units; Effect of Exercise

Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires Thunder Energy Trust or ExchangeCo to purchase under the Exchange Rights, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any, payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to Thunder Energy Trust or ExchangeCo, as applicable, the Trustee shall notify Thunder Energy Trust, ExchangeCo and AmalgamationCo of its receipt of the same, which notice to Thunder Energy Trust, ExchangeCo and AmalgamationCo shall constitute exercise of the Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and Thunder Energy Trust or ExchangeCo, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the holder of such Exchangeable Shares (or to such other persons, if any,

properly designated by such holder) the number of Thunder Trust Units issuable in connection with the exercise of the Exchange Rights, provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Thunder Energy Trust, ExchangeCo and AmalgamationCo of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to Thunder Energy Trust, ExchangeCo and AmalgamationCo of the exercise of the Exchange Rights as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Thunder Energy Trust or ExchangeCo, as determined by Thunder Energy Trust at the time, all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of Thunder Trust Units is not delivered by Thunder Energy Trust or ExchangeCo, as applicable, to the Trustee within three Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Thunder Trust Units are so delivered and the balance of the purchase price, if any, has been paid, by Thunder Energy Trust or ExchangeCo, as applicable; and (ii) the right to receive declared but unpaid dividends in respect of such Exchangeable Shares. Upon delivery to the Trustee of such Thunder Trust Units, the Trustee shall deliver such Thunder Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Thunder Trust Units delivered to it pursuant to the Exchange Rights.

5.7 Exercise of Exchange Rights Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 4 of the Share Provisions to require AmalgamationCo to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "Retracted Shares") and is notified by AmalgamationCo pursuant to Section 4.6 of the Share Provisions that AmalgamationCo will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that neither Thunder Energy Trust, ExchangeCo or any subsidiary of Thunder Energy Trust shall have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to AmalgamationCo pursuant to Section 4.1 of the Share Provisions and provided further that the Trustee has received written notice of same from Thunder Energy Trust, ExchangeCo or AmalgamationCo, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that AmalgamationCo is unable to redeem. In any such event, AmalgamationCo hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to AmalgamationCo or to the registrar of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to Section 4.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that AmalgamationCo is not permitted to redeem and will require Thunder Energy Trust, ExchangeCo or any subsidiary of Thunder Energy Trust to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to Thunder Energy Trust or ExchangeCo pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing

Thunder Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary: (a) shall pay (and none of Thunder Energy Trust, ExchangeCo, AmalgamationCo or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary, or (b) shall have evidenced to the satisfaction of the Trustee, Thunder Energy Trust, ExchangeCo and AmalgamationCo that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event, Call Rights not Exercised

As soon as practicable following the occurrence of either an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, Thunder Energy Trust, ExchangeCo and AmalgamationCo shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Thunder Energy Trust, ExchangeCo and AmalgamationCo of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Thunder Energy Trust, a notice of such Exchange Rights Trigger Event in the form provided by Thunder Energy Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10 Qualification of Thunder Trust Units

Thunder Energy Trust and ExchangeCo covenant that if any Thunder Trust Units to be issued and delivered pursuant to the Exchange Rights or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian, federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian federal or provincial legal requirement before such securities may be issued and delivered by or on behalf of Thunder Energy Trust or ExchangeCo to the initial holder thereof or in order that such securities may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Thunder Energy Trust for purposes of Canadian provincial securities law), Thunder Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Thunder Trust Units to be and remain duly registered, qualified or approved. Thunder Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Thunder Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchanges or quotation systems on which outstanding Thunder Trust Units are then principally listed, quoted or posted for trading at such time.

5.11 Thunder Trust Units

Thunder Energy Trust and ExchangeCo hereby represent, warrant and covenant that the Thunder Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance. Thunder Energy Trust hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued Trust Units such number of Trust Units (or other units or securities into which Trust Units may be reclassified

or changed as contemplated by Section 2.6 of the Support Agreement) (i) as is equal to the sum of the number of Trust Units issuable upon the redemption, retraction or exchange of all (A) Exchangeable Shares issued and outstanding from time to time and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit AmalgamationCo to meet its obligations hereunder, under the Support Agreement, under the Share Provisions and under any other security or commitment pursuant to the Offer with respect to which the Trust may now or hereafter be required to issue Trust Units.

5.12 Automatic Exchange on Liquidation of Thunder Energy Trust

(a) Thunder Energy Trust will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by the board of directors of AmalgamationCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Thunder Energy Trust or to effect any other distribution of assets of Thunder Energy Trust among its unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of: (A) receipt by Thunder Energy Trust or AmalgamationCo of notice of; and (B) Thunder Energy Trust or AmalgamationCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Thunder Energy Trust or to effect any other distribution of assets of Thunder Energy Trust among its unitholders for the purpose of winding up its affairs, in each case where Thunder Energy Trust has failed to contest in good faith any such proceeding commenced in respect of Thunder Energy Trust within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from Thunder Energy Trust of notice of any event (a "Thunder Liquidation Event") contemplated by Section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof, in the form provided by Thunder Energy Trust, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Thunder Trust Units in the distribution of assets of Thunder Energy Trust in connection with a Thunder Liquidation Event, on the fifth Business Day prior to the effective date (the "Thunder Liquidation Event Effective Date") of a Thunder Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Thunder Trust Units (the benefit in favour of Beneficiaries of the obligation of Thunder Energy Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Thunder Trust Units as aforesaid is defined as the "Automatic Exchange Rights"). To effect such automatic exchange, Thunder Energy Trust or ExchangeCo shall purchase on the fifth Business Day prior to the Thunder Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share determined by multiplying the Current Market Price of a Thunder Trust Unit on the sixth Business Day prior to the Thunder Liquidation Event Effective Date by the Exchange Ratio as at the sixth Business Day prior to the

Thunder Liquidation Event Effective Date. Thunder Energy Trust or ExchangeCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Thunder Energy Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Thunder Trust Units equal to the Exchange Ratio as at the sixth Business Day prior to the Thunder Liquidation Event Effective Date, such purchase price to be paid in accordance with Section 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

(d) On the fifth Business Day prior to the Thunder Liquidation Event Effective Date:

(i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Thunder Trust Units shall be deemed to have occurred;

(ii) each Beneficiary shall be deemed to have transferred to Thunder Energy Trust or ExchangeCo, as determined by Thunder Energy Trust at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate;

(iii) any right of each such Beneficiary to receive declared and unpaid dividends from AmalgamationCo shall be deemed to be satisfied and discharged;

(iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and

(v) Thunder Energy Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Thunder Trust Units issuable upon the automatic exchange of Exchangeable Shares for Thunder Trust Units.

(e) Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Thunder Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Thunder Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Thunder Energy Trust or ExchangeCo, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent Thunder Trust Units issued to the Beneficiary pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Thunder Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as Thunder Energy Trust and ExchangeCo may reasonably require, Thunder Energy Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Beneficiary certificates representing Thunder Trust Units of which the Beneficiary is the holder.

5.13 Withholding Rights

Thunder Energy Trust, ExchangeCo and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Thunder Trust Units such amounts as Thunder Energy Trust, ExchangeCo or the Trustee is

required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Exchangeable Shares or Thunder Trust Units, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Thunder Energy Trust, ExchangeCo and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Thunder Energy Trust, ExchangeCo or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Thunder Energy Trust, ExchangeCo or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14 Non-Resident Holders

Notwithstanding anything contained in this Agreement, the obligation of Thunder Energy Trust or ExchangeCo to pay the purchase price for the Exchangeable Shares pursuant to the Exchange Rights or the Automatic Exchange Rights in respect of Exchangeable Shares held by a person whom the registrar of the Exchangeable Shares believes is a U.S. Person (as defined in the Share Provisions) or a resident of any foreign country, shall be satisfied by delivering the Thunder Trust Units which would have been received by the Trustee, on behalf of the affected holder to the registrar for the Exchangeable Shares who shall sell such Thunder Trust Units on the stock exchange on which the Thunder Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes).

5.15 No Fractional Entitlements

Notwithstanding anything contained in this Agreement, including without limitation Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of a Beneficiary) shall be entitled to and Thunder Energy Trust and ExchangeCo will not deliver fractions of Thunder Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 5, would otherwise result in a Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Thunder Trust Unit the Beneficiary (or the Trustee on behalf of the Beneficiary) shall be entitled to receive the nearest whole number of Thunder Trust Units.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Unit as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes or appointing proxies with respect thereto in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from Thunder Energy Trust and ExchangeCo as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Thunder Trust Units and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Thunder Energy Trust, ExchangeCo and AmalgamationCo under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

Thunder Energy Trust, AmalgamationCo and ExchangeCo acknowledge that the Trustee also serves as registrar, transfer agent and distribution disbursing agent for Thunder Energy Trust, as

trustee of Thunder Energy Trust pursuant to the amended and restated Trust Indenture dated as of June 30, 2005 among the Trustee, Thunder and April Maynes, as trustee of certain notes issued pursuant to the Arrangement Agreement pursuant to a note indenture between the Trustee and Thunder Acquisition Ltd. (the "Related Appointments"). The Trustee represents to Thunder Energy Trust, ExchangeCo and AmalgamationCo that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity and is aware of no potential conflicts of interest other than those that may arise in connection with the Related Appointments. The Trustee shall, within 90 days after it becomes aware that any material conflict of interest exists, including in connection with any Related Appointment, either:

(a) eliminate such material conflict of interest;

(b) resign from any of the Related Appointments so that a material conflict of interest no longer exists; or

(c) resign in the manner and with the effect specified in Article 9.

If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provision of this Section 6.2, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

Thunder Energy Trust, ExchangeCo and AmalgamationCo irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Thunder Trust Units; and

(b) requisition, from time to time: (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement; and (ii) from the transfer agent of Thunder Trust Units, and any subsequent transfer agent of such Thunder Trust Units, the Thunder Unit certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

Thunder Energy Trust and AmalgamationCo irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Thunder Energy Trust covenants that it will supply its transfer agent with duly executed trust unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by Thunder Energy Trust, ExchangeCo and AmalgamationCo at the Trustee's principal office in Calgary correct and complete books and records of account relating to the Trust created by this Agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Special

Voting Unit, the Exchange Rights and the Automatic Exchange Rights. On or before January 15, 2006, and on or before January 15th in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to Thunder Energy Trust, ExchangeCo and AmalgamationCo a brief report, dated as of the preceding December 31st , with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance of Thunder Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31st; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Thunder Energy Trust, ExchangeCo and AmalgamationCo). If requested by the Trustee, Thunder Energy Trust, ExchangeCo and AmalgamationCo shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Rights pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Rights pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended

that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to Trustee

Thunder Energy Trust, ExchangeCo and/or AmalgamationCo shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Thunder Energy Trust, ExchangeCo and/or AmalgamationCo or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights, the Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Thunder Energy Trust, ExchangeCo and/or AmalgamationCo promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Thunder Energy Trust, ExchangeCo and/or AmalgamationCo written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of ExchangeCo and/or AmalgamationCo or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights, the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Thunder Energy Trust, ExchangeCo and/or AmalgamationCo, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of ExchangeCo and/or AmalgamationCo it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(a) declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(b) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

(c) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Thunder Energy Trust, ExchangeCo and/or AmalgamationCo or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for AmalgamationCo, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of AmalgamationCo. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of AmalgamationCo, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, loan or trust company for so depositing such moneys.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Thunder Energy Trust, ExchangeCo and/or AmalgamationCo or any of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to Thunder Energy Trust, ExchangeCo and AmalgamationCo that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in the Province of Alberta but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in the Province of Alberta, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security

satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

Thunder Energy Trust, ExchangeCo and AmalgamationCo jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors (provided however that the payment of fees to legal counsel and other experts and advisors shall be required to be pre-approved by AmalgamationCo) and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Thunder Energy Trust, ExchangeCo and AmalgamationCo shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted with gross negligence, willful default or fraud.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

Thunder Energy Trust, ExchangeCo and AmalgamationCo jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, shareholders and agents, and all of their successors and assigns, appointed and acting in accordance with this Agreement (collectively, the **"Indemnified Parties")** in respect of:

(a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such directors, officers, employees, shareholders or agents, as the case may be, for or in respect of any act, omission or error in respect of the Trustee's acceptance or administration of the trust and the Trustee's execution of all duties and responsibilities and exercise of all powers and authorities pertaining thereto;

(b) all other costs, charges, taxes (other than taxes based on the net income of the Trustee), penalties and interest in respect of unpaid taxes; and

(c) all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

unless any of the foregoing arise out of the gross negligence, willful default or fraud of the Trustee or any

of its directors, officers, employees, shareholders or agents, in which case the provisions of this Section 8.1 shall not apply.

Thunder Energy Trust, ExchangeCo and AmalgamationCo shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim, provided that the omission to so notify Thunder Energy Trust, ExchangeCo and AmalgamationCo shall not relieve Thunder Energy Trust, ExchangeCo and AmalgamationCo of any liability which any of them may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such claim or action or results in any increase in the liability which Thunder Energy Trust, ExchangeCo and AmalgamationCo have under this indemnity. Subject to (ii) below, Thunder Energy Trust, ExchangeCo and AmalgamationCo shall be entitled to participate at their own expense in the defense and, if Thunder Energy Trust, ExchangeCo and AmalgamationCo so elect at any time after receipt of such notice, any of them may assume the defense of any suit brought to enforce any such claim in which case, the Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Thunder Energy Trust, ExchangeCo and AmalgamationCo; or (ii) the named parties to any such suit include both the Trustee and Thunder Energy Trust, ExchangeCo or AmalgamationCo and the Trustee shall have been advised by counsel acceptable to Thunder Energy Trust, ExchangeCo or AmalgamationCo that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to Thunder Energy Trust, ExchangeCo or AmalgamationCo and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Thunder Energy Trust, ExchangeCo and AmalgamationCo shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2 Limitation of Liability

The Trustee, its directors, officers, employer, shareholders and agents, and all of their successors and assigns, shall not be held liable in contract, tort or otherwise for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is principally and directly attributable to the gross negligence, willful default or fraud of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Thunder Energy Trust, ExchangeCo and AmalgamationCo specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless Thunder Energy Trust, ExchangeCo and AmalgamationCo otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Thunder Energy Trust, ExchangeCo and AmalgamationCo shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada (or the Province of Alberta) and authorized to carry on the business of a trust company in

the Province of Alberta, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Thunder Energy Trust, ExchangeCo and AmalgamationCo shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Thunder Energy Trust, ExchangeCo and AmalgamationCo, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3 Successor Trustee

(a) Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Thunder Energy Trust, ExchangeCo and AmalgamationCo and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Thunder Energy Trust, ExchangeCo and AmalgamationCo or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Thunder Energy Trust, ExchangeCo, AmalgamationCo and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Notwithstanding the foregoing, any corporation to which all or substantially all of the business of the Trustee is transferred shall automatically become the successor trustee without any further act.

(b) Notwithstanding paragraph (a) above and Section 9.4, any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Thunder Energy Trust, ExchangeCo or AmalgamationCo shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary shown on the register of holders of Exchangeable Shares. If Thunder Energy Trust, ExchangeCo or AmalgamationCo shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Thunder Energy Trust, ExchangeCo and AmalgamationCo.

ARTICLE 10
THUNDER ENERGY TRUST SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

Thunder Energy Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless:

(a) such other person or continuing entity (herein called the "Thunder Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Thunder Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Thunder Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Thunder Energy Trust under this Agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Thunder Successor, ExchangeCo and AmalgamationCo shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Thunder Successor shall possess and from time to time may exercise each and every right and power of Thunder Energy Trust under this Agreement in the name of Thunder Energy Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by Thunder Energy Trust or the Trustee may be done and performed with like force and effect by the directors or officers of such Thunder Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Thunder Energy Trust with another such subsidiary or into Thunder Energy Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Thunder Energy Trust provided that all of the assets of such subsidiary are transferred to Thunder Energy Trust or another wholly-owned direct or indirect subsidiary of Thunder Energy Trust and any such transactions are expressly permitted by this Article 10.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by Thunder Energy Trust, ExchangeCo, AmalgamationCo and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions.

11.2 Ministerial Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of each of ExchangeCo and AmalgamationCo shall be of the opinion, acting in good faith, that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of ExchangeCo and AmalgamationCo and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to Thunder Energy Trust, ExchangeCo, AmalgamationCo and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

AmalgamationCo, at the request of Thunder Energy Trust, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of AmalgamationCo, the Share Provisions and all applicable laws.

11.4 Changes in Capital of Thunder Energy Trust and AmalgamationCo

At all times after the occurrence of any event contemplated pursuant to Section 2.6 or 2.7 of the Support Agreement or otherwise, as a result of which either Thunder Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Thunder Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time AmalgamationCo (when authorized by a resolution of the Board of Directors), Thunder Energy Trust (when authorized by a resolution of the Board of Directors of AmalgamationCo) and ExchangeCo (when authorized by a resolution of the board of directors of ExchangeCo) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Thunder Successors and the covenants of and obligations assumed by each such Thunder Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Thunder Energy Trust, ExchangeCo, AmalgamationCo, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of Thunder Energy Trust, ExchangeCo and AmalgamationCo elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

12.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

13.2 Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

13.3 Notices to Parties

All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a) if to Thunder Energy Trust, AmalgamationCo and/or ExchangeCo, at:

c/o Thunder Energy Inc.
700, 400 – 3rd Avenue S.W.
Calgary, Alberta
T2P 4H2

Attention: President and Chief Executive Officer
Telecopier No.: (403) 232-1317

(b) if to the Trustee, at:

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta
T2G 0P6

Attention: Manager, Client Services
Telecopier No.: (403) 265-1455

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of AmalgamationCo from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time

specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6 Jurisdictions

This Agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

13.7 Assignment by and Successor to ExchangeCo

Notwithstanding any other provision in this agreement to the contrary:

(a) Any corporation into or with which ExchangeCo may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which ExchangeCo shall be a party, shall be the successor to ExchangeCo hereunder without any further act on its part or any of the parties hereto; and

(b) ExchangeCo may transfer or assign its rights and interest in or under this agreement to any affiliate of AmalgamationCo or Thunder Energy Trust ("successor corporation"); provided that the successor corporation shall expressly assume, by agreement satisfactory in form to the Trustee and executed and delivered to the Trustee, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by ExchangeCo.

13.8 Attornment

Each of the Trustee, Thunder Energy Trust, ExchangeCo and AmalgamationCo agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the such courts in any such action or proceeding, agrees to be bound by any judgment of the such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.9 Liability of the Trust

The parties hereto acknowledge that AmalgamationCo is entering into this agreement solely in its capacity as authorized attorney on behalf of Thunder Energy Trust and the obligations of Thunder Energy Trust hereunder shall not be personally binding upon the Trustee, AmalgamationCo or any holder of Thunder Trust Units and that any recourse against Thunder Energy Trust, the Trustee, AmalgamationCo or any holder of Thunder Trust Units in any manner in respect of any indebtedness, obligation or liability of Thunder Energy Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of May 31, 2005 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

THUNDER ENERGY TRUST,
by its authorized attorney, Thunder Energy Inc.

By: (signed) "[redacted]"
Name:
Title:

THUNDER ENERGY INC.

By: (signed) "[redacted]"
Name:
Title:

THUNDER EXCHANGECO LTD.

By: (signed) "[redacted]"
Name:
Title:

OLYMPIA TRUST COMPANY

By: (signed) "[redacted]"
Name:
Title:

By: (signed) "[redacted]"
Name:
Title:

Thunder Energy Trust declares 15-cent distribution

Calgary, Alberta, August 17, 2005 – Thunder Energy Trust has declared a distribution of 15 cents per trust unit to be paid on September 15, 2005, in respect of August production, for unit holders of record on August 31, 2005. The ex distribution date is expected to be August 29, 2005.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources Inc.

Thunder Energy Trust units trade on the TSX under the symbol THY.UN.

FOR FURTHER INFORMATION
PLEASE CONTACT

Stuart Keck
President & CEO
or
Brent Kirkby
Vice President, Finance and CFO

Thunder Energy Inc. and
Thunder Energy Trust
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

Thunder Energy Trust announces increase in Exchangeable Share Ratio

Calgary, Alberta August 15, 2005 – Thunder Energy Trust is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Thunder Energy Inc. from 1.00000 to 1.01214. This increase will be effective on August 15, 2005.

The following are the details of the calculation of the Exchange Ratio:

Record Date of Distribution	Opening Exchange Ratio	Distribution per unit	Five day weighted average trading price of THY.Un Prior to record date	Increase in Exchange Ratio	Effective date of the Increase in Exchange Ratio	Exchange Ratio as of the Effective date
July 29 2005	1.00000	$0.15	12.36	0.01214	August 15 2005	1.01214

The increase in Exchange ratio is calculated by multiplying the Thunder Energy Trust Distribution per unit by the Exchange Ratio immediately prior to Record Date and dividing by the weighted average trading price per unit of THY.UN on the TSX for the 5 trading days preceding the Record Date.

A holder of Thunder Energy Inc. Exchangeable Shares can exchange all or a portion of their holdings into Thunder Energy Trust Units, at any time by giving notice to their investment advisor or Olympia Trust Company at its principal office at 2300, 125 – 9 Avenue SE Calgary, AB T2G 0P6.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc.,

Mustang Resources Inc. and Forte Resources Inc. Thunder Energy Trust units trade on the TSX under the symbol THY.UN.

FOR FURTHER INFORMATION
PLEASE CONTACT

Stuart Keck
President & C.E.O.
or
Brent Kirkby
Vice President, Finance and CFO

Thunder Energy Inc. and
Thunder Energy Trust
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

Consolidated Balance Sheets

(unaudited) ($000s)	June 30, 2005	December 31, 2004
Assets		
Current		
Cash	$ –	$ 21
Accounts receivable	14,189	23,728
Prepaid expenses	572	953
	14,761	24,702
Property and equipment	426,606	406,082
Deferred transaction costs	2,312	–
Goodwill *(Note 2)*	45,448	45,448
	$ 489,127	$ 476,232
Liabilities and Shareholders' Equity		
Current		
Bank indebtedness	$ 2,956	$ 1,568
Accounts payable and accrued liabilities	19,980	47,581
Revolving demand loan	107,958	82,896
	130,894	132,045
Capital lease obligations	–	94
Asset retirement obligations *(Note 1)*	13,975	13,417
Future income taxes	73,876	66,934
	218,745	212,490
Shareholders' equity		
Share capital *(Note 3)*	187,050	189,573
Contributed surplus	4,608	2,836
Retained earnings	78,724	71,333
	270,382	263,742
	$ 489,127	$ 476,232

See accompanying notes

Consolidated Statements of Income and Retained Earnings

(unaudited) ($000s, except per share data)	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Revenue				
Petroleum and natural gas sales	$ 32,729	$ 30,883	$ 62,079	$ 59,115
Royalties, net of ARTC	(3,960)	(5,445)	(8,709)	(11,483)
Transportation expenses	(1,691)	(1,088)	(2,818)	(2,220)
Petroleum and natural gas sales, after royalties and transportation	27,078	24,350	50,552	45,412
Expenses				
Operating	5,431	4,325	10,768	8,856
General and administrative	1,549	636	2,538	1,236
Stock-based compensation	905	635	1,790	839
Interest	1,100	792	1,876	1,597
Depletion, depreciation and accretion	11,366	8,202	22,209	16,506
	20,351	14,590	39,181	29,034
Income before taxes	6,727	9,760	11,371	16,378
Provision for income taxes *(Note 4)*	2,335	4,062	3,980	4,982
Net income for the period	4,392	5,698	7,391	11,396
Retained earnings				
Beginning of period	74,332	61,103	71,333	57,961
Retroactive application of change in accounting policy *(Note 1)*	–	–	–	(2,556)
End of period	$ 78,724	$ 66,801	$ 78,724	$ 66,801
Shares outstanding (weighted average)				
Basic	51,908	44,158	51,799	37,901
Diluted	52,730	45,402	52,875	39,253
Net income per share				
Basic	$ 0.08	$ 0.13	$ 0.14	$ 0.30
Diluted	$ 0.08	$ 0.13	$ 0.14	$ 0.29

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) ($000s)	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Operating Activities				
Net income for the period	$ 4,392	$ 5,698	$ 7,391	$ 11,396
Add items not requiring cash:				
Stock-based compensation	905	635	1,790	839
Depletion, depreciation and accretion	11,366	8,202	22,209	16,506
Future income taxes	2,100	3,901	3,567	4,701
Funds from operations	18,763	18,436	34,957	33,442
Site restoration and abandonment	(369)	–	(369)	–
Changes in non-cash working capital related to operating activities *(Note 5)*	11,775	385	(26,742)	3,978
Cash provided by operating activities	30,169	18,821	7,846	37,420
Financing Activities				
Issue of common shares for cash, net of costs	684	1,299	834	1,692
Increase (decrease) in bank indebtedness	(10,399)	152	1,388	(798)
Increase (decrease) in revolving demand loan	(4,908)	1,460	25,062	3,708
Cash provided by (used in) financing activities	(14,623)	2,911	27,284	4,602
Investing Activities				
Expenditures on property and equipment	(9,726)	(17,346)	(41,900)	(35,316)
Assumption of working capital on business acquisition *(Note 2)*	–	(5,390)	–	(5,390)
Deferred transaction costs *(Note 8)*	(2,312)	–	(2,312)	–
Business acquisition costs *(Note 2)*	–	(1,049)	–	(1,049)
Changes in non-cash working capital related to investing activities *(Note 5)*	(6,754)	2,053	9,061	(267)
Cash used in investing activities	(18,792)	(21,732)	(35,151)	(42,022)
Net change in cash position	(3,246)	–	(21)	–
Cash position – beginning of period	3,246	–	21	–
Cash position – end of period	$ –	$ –	$ –	$ –

See accompanying notes

(unaudited)

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), using the same accounting policies as those set out in Note 2 to the consolidated financial statements for the year ended December 31, 2004 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2004.

1 ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations result from net ownership interest in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $31 million which will be incurred between 2005 and 2034. The majority of the costs will be incurred between 2010 and 2034. A credit adjusted risk-free rate of 8.5 percent and an inflation rate of 1.5 percent were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Three months ended June 30,		Six months ended June 30,	
Asset retirement obligations *($000s)*	2005	2004	2005	2004
Balance, beginning of period	$ 13,972	$ 10,771	$ 13,417	$ 10,352
Liabilities incurred in the period	85	970	356	1,174
Liabilities settled in the period	(369)	–	(369)	–
Accretion expense	287	226	571	441
Balance, end of period	$ 13,975	$ 11,967	$ 13,975	$ 11,967

2 BUSINESS COMBINATION

On April 30, 2004, the Company acquired all of the issued and outstanding common shares of Impact Energy Inc. ("Impact") on the basis of 0.22222 common shares of Thunder for each common share of Impact. The value per common share issued was calculated as the average Thunder closing share price five days before and five days after the announcement of the acquisition. Thunder issued 18,100,317 common shares as consideration and incurred $1.1 million in transaction costs. This transaction was accounted for by the purchase method, based on fair values as follows:

Net assets acquired *($000s)*	
Current assets, including cash of $14	$ 2,692
Property and equipment	120,727
Goodwill	45,448
Current liabilities	(8,912)
Asset retirement obligations	(778)
Future income tax liability	(22,226)
	$ 136,951
Value of common shares of Thunder issued	$ 135,835
Acquisition costs	1,116
Total consideration	$ 136,951

3 SHARE CAPITAL

Common shares	Number of shares	$ Thousands
Balance December 31, 2004	51,662,981	189,573
Issued for cash on exercise of stock options	51,201	156
Tax effect of flow-through shares	–	(3,375)
Balance March 31, 2005	51,714,182	186,354
Issued for cash on exercise of stock options	379,700	696
Balance June 30, 2005	52,093,882	187,050

In December 2004, the Company issued 1,000,000 flow-through shares at $10 per share. The tax credits associated with expenditures to be funded by this offering were renounced under the look-back rule in the first quarter; therefore, the future tax liability was booked as at March 31, 2005.

An amount of $12,000 related to stock-based compensation expensed in prior years was reclassified from contributed surplus to share capital for all of the options, to which the expense related, exercised in the quarter. In the first quarter of 2005 $6,000 was reclassified.

As at July 7, 2005, there were 52,098,883 common shares and stock options to acquire an aggregate of 3,781,163 common shares outstanding.

Stock-based Compensation

Stock options	Number of stock options	Weighted-average exercise price
Balance December 31, 2004	4,353,730	$ 6.11
Granted	10,000	8.43
Cancelled	(142,500)	7.90
Exercised	(51,201)	3.31
Balance March 31, 2005	4,170,029	6.09
Cancelled	(4,166)	7.06
Exercised	(379,700)	1.87
Balance June 30, 2005	3,786,163	$ 6.51

4 Income Taxes

Income taxes recorded in the consolidated statements of income and retained earnings differ from the tax calculated by applying the combined Canadian corporate federal and provincial income tax rate to income before taxes as follows:

Income taxes *($000s)*	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Statutory income tax rate for the period	37.75%	38.74%	37.75%	38.99%
Computed income tax expense	$ 2,540	$ 3,781	$ 4,293	$ 6,386
Add (deduct) income tax effect of:				
Non deductible Crown charges, net of ARTC	471	1,507	1,141	2,973
Resource allowance	(789)	(1,438)	(1,637)	(3,156)
Tax rate adjustments	(465)	(230)	(926)	(1,839)
Stock-based compensation	342	248	676	327
Other	1	33	20	10
Future income tax	2,100	3,901	3,567	4,701
Large corporation tax	235	161	413	281
Provision for income taxes	$ 2,335	$ 4,062	$ 3,980	$ 4,982

5 Supplemental Cash Flow Information

Supplemental cash flow information *($000s)*	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Changes in non-cash working capital:				
Accounts receivable	$ 3,409	$ (3,647)	$ 9,539	$ (2,688)
Prepaid expenses	51	910	381	257
Accounts payable and accrued liabilities	1,573	5,175	(27,601)	6,142
Capital lease payment included in capital expenditures on property and equipment	(12)	–	–	–
	$ 5,021	$ 2,438	$ (17,681)	$ 3,711
Changes in non-cash working capital				
Operating activities	$ 11,775	$ 385	$ (26,742)	$ 3,978
Investing activities	(6,754)	2,053	9,061	(267)
	$ 5,021	$ 2,438	$ (17,681)	$ 3,711

6 Comparative Amounts

Certain comparative amounts have been reclassified to conform to the presentation adopted for the current period.

7 Measurement Uncertainty

The amounts recorded for depletion and depreciation of property and equipment, the asset retirement obligations and the ceiling test calculation are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

8 Subsequent Event

On July 7, 2005, Thunder closed a Plan of Arrangement with Mustang Resources Inc. and Forte Resources Inc. to combine the entities to create a new oil and gas trust, Thunder Energy Trust (the "Trust"); two exploration-focused production companies: Alberta Clipper Energy Inc. ("Clipper") and Valiant Energy Inc. ("Valiant"); and a resource-based coal bed methane company, Ember Resources Inc. ("Ember"). As a result of the proposed combination, shareholders of Thunder received 0.5 trust units or exchangeable shares of the Trust, 0.3333 common shares of Clipper and 0.3333 common shares of Ember after the units of the Trust were consolidated on a 1:2 basis, and the common shares of Clipper and Ember were consolidated on a 1:3 basis.

Management's Discussion and Analysis

Statements made throughout this quarterly report may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; health, safety and environmental risks); and commodity price and exchange rate fluctuations. Additional information on these and other factors that could affect Thunder Energy Inc.'s ("Thunder" or the "Company") operations or financial results are included in Thunder's reports on file with Canadian securities regulatory authorities.

The following discussion and analysis as provided by the management of Thunder should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2005 and 2004 and the audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2004. This management's discussion and analysis was prepared as of August 4, 2005.

Basis of presentation – The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles. The reporting and the measurement currency is the Canadian dollar.

Non-GAAP measurements – This management's discussion and analysis ("MD&A") contains the term funds from operations, which should not be considered an alternative to, or more meaningful than, cash flow from operating activities or net income as determined in accordance with Canadian generally accepted accounting principles as an indicator of the Company's performance. Thunder's determination of funds from operations may not be particularly comparable to that reported by other companies especially those in other industries. The reconciliation between net earnings and funds from operations can be found in the consolidated statements of cash flows in the unaudited interim consolidated financial statements and the audited consolidated financial statements. The Company also presents funds from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

BOE presentation – The term barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. The BOE conversion ratio used by the Company of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this report are derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

CORPORATE REORGANIZATION

Effective July 7, 2005, Thunder, Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") entered into a business combination resulting in the conversion into an energy trust through a Plan of Arrangement. The reorganization resulted in the shareholders of Thunder receiving trust units in the new oil and natural gas energy trust ("Thunder Energy Trust" or the "Trust"), and common shares in two new publicly listed companies: Ember Resources Inc. ("Ember"), a coal bed methane company, and Alberta Clipper Energy Inc. ("Alberta Clipper") an exploration and production company. An additional exploration and production company, Valiant Energy Inc. ("Valiant") was created and owns certain Forte exploration assets and undeveloped lands. After giving effect to the Arrangement, the financial statements of the Trust will be prepared on a continuity of interest basis which will recognize the Trust as the successor to Thunder.

Shareholders of Thunder received common shares of Ember and Alberta Clipper and at their election, either units of the Trust or exchangeable shares which may be exchanged into units of the Trust.

Specifically, shareholders of the respective companies, after the consolidation of shares, received:

For each Thunder common share owned:

(a) 0.5 Trust units or exchangeable shares
(b) 0.3333 common shares of Alberta Clipper
(c) 0.3333 common shares of Ember

For each Mustang common share owned:

(a) 0.55 Trust units or exchangeable shares
(b) 0.3666 common shares of Alberta Clipper
(c) 0.0833 common share of Ember

For each Forte common share owned:

(a) 0.175 Trust units or exchangeable shares
(b) 0.3333 common shares of Valiant

Certain one-time costs related to the transaction have been included in the financial statements for the periods ended June 30, 2005 as deferred costs related to the corporate reorganization. External costs related to the reorganization will be charged to Retained Earnings on July 7, 2005. Internal costs including $3.3 million in severance and $6.6 million of stock-based compensation expense related to the wind up of the stock option plan will be charged to results of operations of Thunder, Ember and Alberta Clipper in the quarter ended September 30, 2005.

RESULTS OF OPERATIONS

Oil and gas revenues increased 6% to $32.7 million in second quarter 2005 compared with the same period in 2004 due to stronger commodity pricing. Natural gas prices increased 5% and oil and NGL prices increased 25% during the quarter. The increased prices offset the 3% decline in natural gas production and a 9% decline in oil and NGL production. For the six months ended June 30, 2005 revenue increased 5% due to a 6% rise in natural gas prices which offset the 3% decline in production and a 31% increase in oil and NGL prices which offset the 12% decline in production. Strengthening of the Canadian dollar relative to the U.S. dollar had an adverse impact on both commodity prices.

Oil and Gas Revenue ($000s)	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Gross revenues	32,729	30,883	62,079	59,115
Transportation expenses	(1,691)	(1,088)	(2,818)	(2,220)
Net revenues	31,038	29,795	59,261	56,895

Oil and Gas Revenue ($000s, net of transportation expenses)	Natural Gas	Crude Oil and NGLs	Total
Three months ended June 30, 2004	25,028	4,767	29,795
Effect of change in product prices	1,308	1,058	2,366
Effect of change in sales volumes	(681)	(442)	(1,123)
Three months ended June 30, 2005	25,655	5,383	31,038
Six months ended June 30, 2004	47,800	9,095	56,895
Effect of change in product prices	2,658	2,467	5,125
Effect of change in sales volumes	(1,607)	(1,152)	(2,759)
Six months ended June 30, 2005	48,851	10,410	59,261

Production	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Crude oil *(bbls/d)*	1,018	1,147	1,007	1,187
NGLs *(bbls/d)*	172	165	161	143
Total oil and NGLs *(bbls/d)*	1,190	1,312	1,168	1,330
Natural gas *(mcf/d)*	37,978	39,043	38,076	39,186
Total boe *(boe/d)*	7,520	7,819	7,514	7,861

Transportation expenses for the second quarter and year-to-date increased to 5% of revenues from 4% in the same period in 2004. These amounts relate to the cost of transporting natural gas on the main natural gas pipelines and for oil trucking charges. In the past, these amounts were offset against revenue and not disclosed separately. Prior periods have been restated to reflect this change in presentation.

Average Commodity Prices	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Natural gas *($/mcf)*				
NYMEX *($US/mmbtu)*	6.95	5.97	6.73	5.83
AECO *($/mmbtu)*	7.37	6.85	7.13	6.56
Thunder price before transportation	7.75	7.26	7.37	6.92
Transportation	(0.34)	(0.23)	(0.30)	(0.23)
Thunder price at the wellhead	7.41	7.03	7.07	6.69
Crude oil *($/bbl)*				
WTI *($US/bbl)*	53.20	38.31	51.52	36.73
Edmonton posted	65.76	50.61	63.61	48.11
Thunder price before transportation	53.95	42.35	52.76	40.09
Transportation	(4.14)	(2.36)	(3.51)	(2.49)
Thunder price at the wellhead	49.81	39.99	49.25	37.60
Cdn/US $ average exchange rate	1.232	1.359	1.223	1.338

Royalties decreased in both periods compared with the prior year due to a 2004 gas cost allowance refund of $1.1 million received the second quarter 2005. Without the adjustment, Crown royalties as a percentage of revenue would have been 3.5% higher for the quarter and 1.8% higher for the year-to-date.

Royalties *($000s)*	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Crown	2,717	4,542	6,735	9,789
Freehold and other	1,358	1,028	2,214	1,944
Gross royalties	4,075	5,570	8,949	11,733
ARTC	(115)	(125)	(240)	(250)
Net royalties	3,960	5,445	8,709	11,483

Royalty Rates *(as a % of revenue, net of transportation expenses)*	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Crown	8.8	15.2	11.4	17.2
Freehold and other	4.4	3.5	3.7	3.4
Gross royalties	13.2	18.7	15.1	20.6
ARTC	(0.4)	(0.4)	(0.4)	(0.4)
Net royalties	12.8	18.3	14.7	20.2

Operating costs increased 26% to $7.94/boe in second quarter 2005 from the same period in 2004; for the six months operating costs increased 22% to $7.92/boe. These increases reflect the industry as a whole experiencing higher costs, and the acquisition of Impact Energy Inc. ("Impact"), which had higher operating costs per boe due to the nature of its assets.

Operating Costs	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Operating costs *($000s)*	5,431	4,325	10,768	8,856
Per boe *($)*	7.94	6.08	7.92	6.19

General and administrative expenses (G&A) increased over prior periods is due to staff additions and normal wage increases along with the cost of additional office space. Capital recoveries are lower than prior periods due to reduced drilling activity. Thunder does not capitalize indirect overhead.

G&A Expenses ($000s)	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Gross G&A expenses	2,075	1,793	3,992	3,268
Overhead recoveries				
– Capital	(250)	(844)	(925)	(1,411)
– Operating	(276)	(313)	(529)	(621)
Total recoveries	(526)	(1,157)	(1,454)	(2,032)
Net G&A expenses	1,549	636	2,538	1,236
G&A Expenses per Boe ($)				
Gross G&A expenses	3.03	2.52	2.94	2.28
Overhead recoveries				
– Capital	(0.37)	(1.19)	(0.68)	(0.99)
– Operating	(0.40)	(0.44)	(0.39)	(0.43)
Total recoveries	(0.77)	(1.63)	(1.07)	(1.42)
Net G&A expenses	2.26	0.89	1.87	0.86

Interest expense rose 39% over second quarter 2004 and 17% for the six-month period due to higher bank debt as Thunder's capital activity level increased by 19% over the prior year. Interest expense also includes amounts owing due to Thunder's flow-through share capital spending obligations.

Interest Expense	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Interest expense *($000s)*	1,100	792	1,876	1,597
Average revolving demand bank debt outstanding *($000s)*	110,367	78,944	102,689	76,237
Effective annualized interest rate for the period *($)*	4.0	4.0	3.7	4.2

Depletion, depreciation and accretion (DD&A) expenses increased $5.08 per boe over the second quarter of 2004 and $4.79 per boe for the year-to-date. The increase in DD&A expense is a result of a rising trend in general industry costs, the reduction experienced in proven reserves at Decem ber 31, 2004, and the inclusion of accretion and DD&A expense related to Impact's asset retirement obligations.

DD&A	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
DD&A *($000s)*	11,366	8,202	22,209	16,506
Per boe *($)*	16.61	11.53	16.33	11.54

Stock-based compensation expense increased in the second quarter to $0.9 million and to $1.8 million for the year-to-date. The increase is due to additional options issued coincident with the Impact merger in the second quarter of 2004 which are being expensed over 3 years. In the quarter ended September 30, 2005, $6.6 million of stock-based compensation expense related to the wind up of the stock option plan will be charged to results of operations of Thunder, Ember and Alberta Clipper.

The provision for *income taxes* decreased over the first six months of 2005 compared to the prior year due to a decrease in the effect of tax rate adjustments and a decrease in net income before taxes which offset the increase in non-deductible stock-based compensation.

Funds from operations increased 2% in second quarter 2005 compared to the second quarter of 2004 and 5% for the year-to-date compared to the prior year due to increased commodity prices which offset production declines and the other factors cited above.

Funds from Operations	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Funds from operations *($000s)*	18,763	18,436	34,957	33,442
Per share – basic *($)*	0.36	0.42	0.67	0.88
Per share – diluted *($)*	0.36	0.41	0.66	0.85

Net income decreased 23% in the second quarter and 35% for the year-to-date compared with the same periods of 2004, primarily due to increased DD&A and stock-based compensation expense.

Net Income	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Net Income *($000s)*	4,392	5,698	7,391	11,396
Per share – basic *($)*	0.08	0.13	0.14	0.30
Per share – diluted *($)*	0.08	0.13	0.14	0.29

Capital expenditures related to oil and gas for the year to date aggregated $41.9 million. Land acquisitions totalled $2.3 million as the Company acquired 11,300 net acres of undeveloped land. Total seismic costs came to $4.0 million for the shooting of 167 kilometres of 2D and 88 square kilometres of 3D seismic, plus the purchase of 115 kilometres of 2D seismic. Conventional drilling, completion and equipping costs totalled $31.9 million for the drilling of 17 gas wells (12.8 net), eight oil wells (7.0 net) and one dry hole (1.0 net). The Company had an overall drilling success ratio of 96%. Facilities and gas gathering costs totalled $0.8 million.

Deferred transaction costs are one-time costs incurred to June 30, 2005, which relate to the corporate reorganization. External costs related to the reorganization will be charged to Retained Earnings on July 7, 2005.

The table below breaks out the capital expenditures by category:

Capital Expenditures ($000s)	Three months ended June 30, 2005	2004	Six months ended June 30, 2005	2004
Land and rentals	1,474	2,124	2,302	2,846
Seismic	649	1,438	4,037	3,819
Conventional drilling and completions	1,120	6,758	21,358	13,395
Well equipping and tie-in	5,522	1,224	10,514	5,023
Facility and gas gathering	(678)	1,521	822	1,700
Acquisition costs, net of dispositions	–	489	(108)	489
Other	7	242	91	274
Total conventional capital expenditures	8,094	13,796	39,016	27,546
CBM drilling, completion and facilities	1,632	3,550	2,884	7,770
Total oil and gas capital expenditures	9,726	17,346	41,900	35,316
Deferred transaction costs	2,312	–	2,312	–
Business acquisition costs	–	1,049	–	1,049
Total capital expenditures	12,038	18,395	44,212	36,365

Liquidity

For the six months ended June 30, 2005, capital expenditures of $44.2 million and site restoration and abandonment costs of $0.4 million were funded by funds from operations of $35.0 million, $0.8 million in proceeds from the issuance of share capital resulting from the exercise of stock options, and an increase of $8.8 million in net debt including working capital. Thunder's revolving bank debt was $108.0 million at June 30, 2005. This loan is demand in nature and accordingly is presented as a current liability. Thunder's bank line of credit is $130 million at June 30, 2005.

Asset Retirement Obligations

Thunder adopted Section 3110 of the CICA Handbook on January 1, 2004. The new standard requires the Company to accrue its asset retirement obligations which result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. A reconciliation of the asset retirement obligations is provided below:

	Three months ended June 30,		Six months ended June 30,	
Asset Retirement Obligations *($000s)*	2005	2004	2005	2004
Balance, beginning of period	13,972	10,771	13,417	10,352
Liabilities incurred in the period	85	970	356	1,174
Liabilities settled in the period	(369)	–	(369)	–
Accretion expense	287	226	571	441
Balance, end of period	13,975	11,967	13,975	11,967

	2003		2004	
Quarterly Information *($000s, except per share data)*	Q3	Q4	Q1	Q2
Petroleum and natural gas sales	25,065	25,207	28,232	30,883
Funds from operations	13,657	13,537	15,006	18,436
Per share – basic *($)*	0.43	0.43	0.47	0.42
Per share – diluted *($)*	0.42	0.41	0.45	0.41
Net income	5,314	2,065	5,698	5,698
Per share – basic *($)*	0.17	0.07	0.18	0.13
Per share – diluted *($)*	0.16	0.06	0.17	0.13

	2004		2005	
	Q3	Q4	Q1	Q2
Petroleum and natural gas sales	28,245	29,049	29,350	32,729
Funds from operations	15,460	15,076	16,194	18,763
Per share – basic *($)*	0.31	0.30	0.31	0.36
Per share – diluted *($)*	0.30	0.29	0.31	0.36
Net income	3,325	1,207	2,999	4,392
Per share – basic *($)*	0.07	0.02	0.06	0.08
Per share – diluted *($)*	0.06	0.02	0.06	0.08

Phone: (403) 294 1635
Fax: (403) 232 1317
Email: thunder@thunderenergy.com

Thunder
ENERGY INC

Suite 700, 400 - 3 Avenue SW
Calgary Alberta T2P 4H2
Website: www.thunderenergy.com

FORM 52 – 109 FT1

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Stuart Keck, Chief Executive Officer of Thunder Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in the Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Thunder Energy Inc.** for the period ending **June 30, 2005**.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 10, 2005

Stuart Keck

Chief Executive Officer

Phone: (403) 294 1635
Fax: (403) 232 1317
Email: thunder@thunderenergy.com

Thunder
ENERGY INC

Suite 700, 400 - 3 Avenue SW
Calgary Alberta T2P 4H2
Website: www.thunderenergy.com

FORM 52 – 109 FT1

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Brent T. Kirkby, Chief Financial Officer of Thunder Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in the Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Thunder Energy Inc.** for the period ending **June 30, 2005**.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Dated: August 10, 2005

Brent T. Kirkby
Chief Financial Officer

NOTICE OF CHANGE OF CORPORATE STRUCTURE

Under National Instrument 51-102 – Continuous Disclosure Obligations

Arrangement

On July 7, 2005, Thunder Energy Inc. ("Thunder"), Mustang Resources Inc. ("Mustang") and Forte Resources Inc. ("Forte") completed an arrangement (the "Arrangement") under the *Business Corporations Act* (Alberta).

Pursuant to the Arrangement:

- certain exploration assets and undeveloped lands held by Thunder and Mustang were transferred to a new exploration company called Alberta Clipper Energy Inc. ("Alberta Clipper");
- all of the coal bed methane interests held by Thunder were transferred to a new company called Ember Resources Inc. ("Ember");
- certain exploration assets and undeveloped lands held by Forte were transferred to a new exploration company called Valiant Energy Inc. ("Valiant");
- Thunder, Mustang and Forte amalgamated under the name Thunder Energy Inc. ("Amalgamated Thunder") and became a wholly-owned subsidiary of a new oil and gas income trust called Thunder Energy Trust (the "Trust");
- shareholders of Thunder received, for each Thunder common share owned:
    - 0.5 of a unit of the Trust ("Trust Unit") or, at the election of the holder, 0.5 of a share of Amalgamated Thunder exchangeable into a Trust Unit ("Exchangeable Share"), or a combination thereof;
    - 0.3333 of a common share of Alberta Clipper ("Alberta Clipper Share"); and
    - 0.3333 of a common share of Ember ("Ember Share");
- each class B share of Mustang was converted into 1.3411 class A shares of Mustang and holders of class A shares of Mustang received, for each class A share owned:
    - 0.55 of a Trust Unit or, at the election of the holder, 0.55 of an Exchangeable Share, or a combination thereof;
    - 0.3666 of an Alberta Clipper Share; and
    - 0.0833 of an Ember Share;

- common shareholders of Forte received, for each Forte common share owned:
  - 0.175 of a Trust Unit or, at the election of the holder, 0.175 of an Exchangeable Share, or a combination thereof; and
  - 0.3333 of a common share of Valiant Energy ("Valiant Energy Share");
- holders of common shares of Thunder who held less than 199 common shares of Thunder received a cash amount equal to the weighted average trading price of the Thunder common shares on the TSX for the five (5) business days prior to the completion of the Arrangement instead of receiving Trust Units or Exchangeable Shares and Alberta Clipper Shares and Ember Shares;
- holders of common shares of Forte who held less than 299 common shares of Forte received a cash amount equal to the weighted average trading price of the Forte common shares on the TSX for the five (5) business days prior to the completion of the Arrangement instead of receiving Trust Units or Exchangeable Shares and Valiant Energy Shares;
- each unexercised, in-the-money option to acquire Thunder common shares was, with the consent of the applicable holder, exchanged for an option to acquire 0.5 of a Trust Unit, an option to acquire 0.3333 of an Alberta Clipper Share and an option to acquire 0.3333 of an Ember Shares, each option being exercisable for a period of 30 days from the effective date of the Arrangement;
- each unexercised, in-the-money option to acquire Mustang class A shares was, with the consent of the applicable holder, exchanged for an option to acquire 0.55 of a Trust Unit, an option to acquire 0.3666 of an Alberta Clipper Share and an option to acquire 0.0833 of an Ember Share, each option being exercisable for a period of 30 days from the effective date of the Arrangement; and
- each unexercised, in-the-money option to acquire Forte common shares was, with the consent of the applicable holder, exchanged for an option to acquire 0.175 of a Trust Unit and an option to acquire 0.3333 of a Valiant Energy Share, each option being exercisable for a period of 30 days from the effective date of the Arrangement.

The Arrangement is described in greater detail in the Joint Information Circular and Proxy Statement of Thunder, Mustang and Forte dated June 6, 2005, which is available at www.sedar.com under the profiles of Thunder, Mustang and Forte.

Status of the Parties to the Arrangement

The Trust Units, Alberta Clipper Shares, Ember Shares and Valiant Energy Shares have been listed for trading on the TSX. The Exchangeable Shares will not be listed for trading on any stock exchange. The common shares of Thunder, the class A shares and class B shares of Mustang and the common shares of Forte have been delisted from the TSX.

Following the Arrangement, the Trust, Amalgamated Thunder, Alberta Clipper, Ember and Valiant Energy have become reporting issuers or the equivalent in Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, New Brunswick, Newfoundland and Labrador and Prince

Edward Island. Amalgamated Thunder, the issuer of the Exchangeable Shares, has received an exemptive relief order from the applicable securities regulatory authorities to be relieved of certain of its continuous disclosure requirements on the condition that it provides the equivalent disclosure concerning the Trust to the holders of Exchangeable Shares.

December 31, 2005 will be the first financial year-end of the Trust, Alberta Clipper, Ember and Valiant Energy following the Arrangement. Each of the Trust, Alberta Clipper, Ember and Valiant Energy will file interim financial statements for the periods ended June 30, 2005 and September 30, 2005 and annual financial statements for the period ended December 31, 2005.

Date of Report

August 2, 2005

Thunder Energy Trust declares 15-cent distribution

Calgary, Alberta July 14, 2005 – Thunder Energy Trust has declared a distribution of 15 cents per trust unit to be paid on August 15, 2005, in respect of July production, for unit holders of record on July 29, 2005. The ex distribution date is expected to be July 27, 2005.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities.

Thunder Energy Trust is a new oil and gas income trust just having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources Inc.
Thunder Energy Trust units trade on the TSX under the symbol THY.UN.

FOR FURTHER INFORMATION
PLEASE CONTACT

Douglas A. Dafoe
President & C.E.O.
Thunder Energy Inc. and
Thunder Energy Trust
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com

Heenan Blaikie

VIA SEDAR

July 21, 2005

ALBERTA SECURITIES COMMISSION
BRITISH COLUMBIA SECURITIES COMMISSION
SASKATCHEWAN FINANCIAL SERVICES COMMISSION
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
AUTORITÉ DES MARCHÉS FINANCIERS
SECURITIES COMMISSION OF NEWFOUNDLAND AND LABRADOR
NOVA SCOTIA SECURITIES COMMISSION
PRINCE EDWARD ISLAND SECURITIES OFFICE
NEW BRUNSWICK SECURITIES COMMISSION

Re: Thunder Energy Trust (the "Trust") - Notice of Adoption of Annual Information Form pursuant to Section 2.10 of National Instrument 44-101

We are counsel to the Trust. Further to the Plan of Arrangement completed on July 7, 2005 involving Thunder Energy Inc. ("Thunder"), Mustang Resources Inc., Forte Resources Inc., the Trust, Alberta Clipper Energy Inc., Ember Resources Inc., Valiant Energy Inc., Thunder Acquisition Ltd., Thunder Exchangeco Ltd., the securityholders of Thunder, the securityholders of Mustang Resources Inc. and the securityholders of Forte Resources Inc., please accept this letter as notification in accordance with Section 2.10 of National Instrument 44-101 that the Trust has adopted as its own Annual Information Form the Renewal Annual Information Form of Thunder dated March 18, 2005 filed under SEDAR project #756476.

If you have any questions or concerns, please do not hesitate to contact the writer at (403) 781-3390.

Heenan Blaikie LLP

(signed) "*Mark Franko*"

Mark Franko

Mark Franko

T 403 781.3390
F 403 234.7987
mfranko@heenan.ca

12th Floor, Fifth Avenue Place
425 - 1st Street SW
Calgary, Alberta
Canada T2P 3L8

www.heenanblaikie.com